Form 10-K, Exhibit 13
period 1993-12-31
PS GROUP INC
filed 1994-03-31
CIK 80966

                                                                    EXHIBIT (13)
                                                                  PS GROUP, INC.
PS GROUP, INC.                                   1993 ANNUAL REPORT ON FORM 10-K
CONSOLIDATED FINANCIAL HIGHLIGHTS
- --------------------------------------------------------------------------------

PS GROUP, INC. (NYSE Symbol: PSG), PSG operates four principal business segments - fuel sales and distribution, aircraft leasing, oil and gas production and development, and metallic waste recycling. On March 14, 1994 the assets of USTravel Systems Inc. (USTravel), PSG's travel management segment, were sold. Accordingly travel management is shown as a discontinued operation.

FOR THE YEAR                          1993         1992*        1991*      1990*        1989*
- --------------------------------------------------------------------------------------------------
                                      (In thousands, except per share data and ratios)
Revenues from continuing
  operations                        $157,622      $145,189     $177,128     $161,703     $169,585
Income (loss) from
  continuing operations
  before extraordinary item
  and change in accounting           (14,135)      (55,372)      (7,630)       2,352       13,577
Loss from discontinued
  operation                           (7,235)      (12,210)     (16,311)     (12,382)     (10,574)
Extraordinary item                                                              (433)         (56)
Cumulative effect of
  change in accounting                 2,900
                                   ---------------------------------------------------------------
  Net income (loss)                  (18,470)      (67,582)     (23,941)     (10,463)       2,947
Income (loss) per
  common share:
    Continuing operations              (2.33)        (9.28)       (1.39)         .42         2.07
    Discontinued operation             (1.20)        (2.05)       (2.99)       (2.23)       (1.61)
    Extraordinary item                                                          (.08)        (.01)
    Cumulative effect of
      change in accounting               .48
                                   ---------------------------------------------------------------
        Net income (loss)
          per share                    (3.05)       (11.33)       (4.38)       (1.89)         .45
Cash dividends per common
 share                                                 .15          .60          .60          .60
Capital additions                      1,430         4,653       14,191       22,978       65,841

AT YEAR END
- --------------------------------------------------------------------------------------------------
Total assets                         382,090       431,157      516,845      596,137      597,697
Total debt                           178,159       205,719      230,140      275,050      244,108
Stockholders' equity                 121,899       140,243      190,685      217,903      252,874
Stockholders' equity per
 share                                 20.10         23.22        34.90        39.89        41.47
Debt to equity ratio               1.46 to 1     1.47 to 1     1.2 to 1    1.26 to 1     .97 to 1

COMPARABILITY
- --------------------------------------------------------------------------------
Results from continuing operations between years are not comparable for the following significant reasons: (i) in 1989, PSG's oil and gas subsidiary was shown as a discontinued operation while in 1990 it became a business segment,
(ii) in 1990 and 1989, write-downs of $15 million and $5 million, respectively, in the carrying value of PSG's marketable securities were charged to operations,
(iii) in 1993, 1992 and 1991, gains (net of losses) of $2.5 million, $3 million and $13.7 million, respectively, were recorded on marketable equity securities' transactions, (iv) in 1993, 1992 and 1991, PSG recorded write-downs of $17 million, $9.9 million and $31.2 million, respectively, related to 747 aircraft previously leased to airlines which have declared bankruptcy, and (v) in 1992, PSG wrote-down the assets related to its metallic waste recycling operation by $56.4 million. (All amounts discussed are pretax.)

* Information for the years 1989 through 1992 has been restated to show travel management as a discontinued operation.
- --------------------------------------------------------------------------------

LETTER TO STOCKHOLDERS


During 1993, as in 1991 and 1992, the primary effort of PSG's management has been to satisfy obligations under our Bank Credit Agreement (after a series of covenant defaults starting in 1991) while preserving the value of PSG's assets. The alternative would have been foreclosure on our assets by the banks which would have had a calamitous effect on PSG. Through a combination of asset sales (primarily marketable securities), borrowings secured by MD80 aircraft and use of operating cash flow, the loan balance was reduced from a high of $163.7 million in 1991 to $23 million of borrowed funds and $23.2 million of letters of credit by the end of 1993. In March 1994 we sold the assets of our travel management business and utilized the proceeds to repay entirely all remaining outstanding borrowed funds under the Bank Credit Agreement and also partially to cash-collateralize letters of credit. Our Bank Credit Agreement obligations are now reduced to furnishing only $6.3 million in additional cash collateral which is due no later than September 30, 1994. We plan to satisfy this requirement by one of several alternatives discussed later. This will leave PSG free of the recurring bank loan "crises" of recent years. Our only debt will be that (i) which is fully backed by cash collateral or (ii) which is placed directly on various aircraft, approximately $20 million of which is recourse to PSG.

During the past few years, well-publicized difficulties in the air travel industry contributed to losses in our travel management business and required write-downs in our aircraft leasing business, which together with the almost complete write-off of our metallic waste recycling business, were the major causes of a reduction in stockholders equity from $41.47 per share at the end of 1989 to $20.10 per share at the end of 1993.

On the assumption that all of PSG's aircraft lessees pay their obligations when due, PSG could expect to have a positive annual cash flow from operations after all expenses in 1994 and succeeding years in excess of $10 million. However, recent adverse publicity with respect to USAir raises the possibility of USAir being able to reject its leases. Since the ten BAe-146's leased to USAir are not in operation, it is likely that USAir would reject these leases if it could and return the aircraft. If this occurred, PSG's annual cash flow would be negatively impacted by approximately $6.7 million as it is unlikely PSG would be able to put these aircraft in service if USAir has not done so. PSG's book value would also be negatively impacted. (See page 19.) Therefore, PSG's future is significantly dependent on that of USAir, which is uncontrollable by PSG.



PSG'S 1993 RESULTS

In 1993, PSG recorded a net loss of $18.5 million ($3.05 per share), compared to a net loss of $67.6 million ($11.33 per share) in 1992. Of the 1993 net loss, $10 million ($1.65 per share) related to a write-down in the carrying value of our two 747-100 freighter aircraft held for sale.

- -------------------------------------------------------------------------------

The following table reflects (in thousands) components of PSG's pretax loss for 1993, 1992 and 1991 (before discontinued operations and taxes) by major business segment, including marketable securities transactions:


                                             1993/(a)/    1992/(a)/    1991/(a)/
                                             -----------------------------------
Fuel sales and distribution (PS Trading)     $ 1,326     $  1,252     $  1,125
Aircraft leasing/(b)/                         (8,644)       1,044      (12,847)
Oil and gas production and distribution
  (Statex Petroleum)/(c)/                     (1,336)       2,939        3,438
Metallic waste recycling (Recontek)/(d)/      (7,642)     (70,156)     (11,251)
Marketable securities/(e)/                     5,757        8,156       20,197
Interest on debt/(f)/                         (7,368)      (7,146)      (9,119)
Corporate and other/(g)/                      (3,723)      (4,485)      (2,174)

 (a) Refer to the consolidated financial statements for more information.
 (b) Includes aircraft write-downs of $17 million in 1993, $9.9 million in 1992 and $31.2 million in 1991.
 (c) Includes a write-down of $1.8 million in 1993.
 (d) Includes a write-down of $56.4 million in 1992.
 (e) Includes interest and dividend income as well as gains and losses on security transactions.
 (f) Excludes interest on aircraft lease financings which is included in the aircraft leasing category. Includes foreign exchange losses of $3.9 million, $2 million and $1.4 million in 1993, 1992 and 1991, respectively.
 (g) Reflects the sale of the flight training operation in early 1992.

Interest expense (excluding aircraft financings) is shown separately so the reader can better determine the results of each line of business without the effect of how it is financed.

TRAVEL MANAGEMENT

In March of 1994, we sold the assets of our travel management business. PSG will not know the precise amount of its net proceeds until all of the post-closing adjustments have been made to the February 28th balance sheet of the travel management company. However, we expect it will be approximately $40 million. We expect to report, in the first quarter of 1994, an after-tax net gain from the sale of the travel management business of approximately $15 million ($2.47 per share).

We decided to sell the travel management business principally for three reasons:
(i) the results of operations of this business have never met our expectations;
(ii) the proceeds from the sale of this business, with one transaction, repaid all of our remaining outstanding bank debt and provided nearly enough proceeds to cash collateralize the remaining PSG letters of credit; (iii) in order to "globalize" the travel management business, as well as enhance its management information systems capabilities, additional investments of $15 million to $20 million would in all likelihood have been required. Because of past financial performance, we were not prepared to make this kind of additional investment.

- -------------------------------------------------------------------------------

PS TRADING AND STATEX PETROLEUM

PS Trading had a profit of $1.3 million before interest and taxes and slightly improved its results over 1992. We are anticipating continued improvement in both revenues and profit for PS Trading in 1994. Statex Petroleum lost $1.3 million before interest and taxes in 1993 as a result of a $1.8 million write-off of a water flood project that failed to respond to water injection and average oil prices that were more than $2 per barrel lower than in 1992.



RECONTEK

At the time of our Annual Meeting in May of 1993, we believed that by the time this letter was written a clear direction in establishing the future of Recontek and its Newman recycling facility would be obvious. Such is not the case.
Since the time of the June 1993 downsizing of the Newman operations and the accompanying change in plant management, substantial progress has been made in the processing of zinc and copper-based hazardous waste. The current employees of Recontek have proven that they are capable of successfully recycling limited amounts of certain types of metal-laden hazardous waste and producing saleable end products. The major challenge for Recontek today is to obtain sufficient customers (particularly copper customers) who generate the types of waste Recontek can recycle to increase the volume of inbound waste to the point where cash operating expenses are covered and the potential for small profit is seen. That point in time has not as yet been achieved, however, we believe that the losses currently being incurred are acceptable in light of the potential for the future. We do not find pretax losses of approximately $300,000 per month acceptable for the long-term, but believe it is in our shareholders best interest to incur losses of that magnitude for some months in the future while the marketing activity is intensified.

See pages 14 through 16 regarding additional discussion of Recontek.



REFINANCING

At December 31, 1992, amounts outstanding under PSG's Bank Credit Agreement totaled $97.1 million. As of the date of this letter, that amount has been reduced to $6.3 million. This reduction has been accomplished through the repayment of $69.5 million of borrowed funds, a $4.9 million reduction in the amount of outstanding letters of credit and cash collateralization of letters of credit of $16.4 million. The $69.5 million reduction in borrowed funds was accomplished through the refinancing of five MD80 aircraft in June of 1993, proceeds from the sale of USTravel in March of 1994, the sale of marketable securities and the use of operating cash flow. The cash collateralization of outstanding letters of credit has been accomplished through use of proceeds from the sale of USTravel. The remaining cash collateral will come from the sale of marketable securities,

- ------------------------------------------------------------------------------

the use of operating cash flow and, to the extent necessary, the encumbering of a 737 aircraft discussed below.

In connection with the five MD-80 aircraft refinanced in June of 1993, $59.7 million was borrowed, of which $25.1 million was used to repay then existing secured debt and $29.9 million was paid to the bank group. This refinancing eliminated all of PSG's foreign exchange exposure which had resulted in losses of $3.9 million in 1993.

PSG is pursuing a proposed financing to borrow $13.5 million to be secured by a 737-300 aircraft. With the consummation of this borrowing the estimated net proceeds of approximately $12.8 million will be used to cash collateralize any remaining amounts under the Bank Credit Agreement, and make the estimated $5 million payment to the Internal Revenue Service discussed on page 19. Any remaining cash proceeds will be used to increase PSG's working capital.


Sincerely,



/s/ Charles E. Rickershauser, Jr.       /s/ George M. Shortley

CHARLES E. RICKERSHAUSER, JR.            GEORGE M. SHORTLEY
Chairman of the Board                    President and Chief Executive Officer


March 14, 1994
- --------------------------------------------------------------------------------

FUEL SALES AND DISTRIBUTION
- -----------------------------------------------------------------------------

PS Trading, Inc. (PST) operates three business segments: aviation fuel sales, wholesale marketing and facility services.

AVIATION FUEL SALES - PST's primary business focus until 1991 was sales to the scheduled airline industry. Although commercial airlines remain important customers of PST, the marketing emphasis has been redirected to customers that offer prospects for higher margins -- albeit on lower sales volumes. In some cases PST has in recent years elected not to rebid existing large volume contracts with airlines that PST had been supplying for several years. This strategy is beginning to pay off with PST's success at selling incremental volume at higher margins to corporate, charter and cargo operators. During 1994 PST's marketing strategy will be to enhance profit margins through such sales opportunities while striving to exceed PST's high standards of performance and service levels.

WHOLESALE MARKETING - PST's newest business unit posted improved results during 1993. Sales volume of refined petroleum products to commercial, military, municipal and to reseller accounts increased 35% over 1992. Marketing efforts in 1993 concentrated on California, Nevada and Arizona. During 1994 PST will begin shipping diesel fuel via common carrier pipeline on a very limited basis to a few selected cities. PST's diesel fuel will be stored in community storage tanks owned by Santa Fe Pacific Pipeline Partners, L.P. As the wholesale customer base continues to grow, PST will be in a position to distribute greater quantities of diesel fuel to more cities. These increased pipeline shipments will gradually reduce PST's cost of fuel and provide for greater profitability and new sales opportunities. Much of 1994 will be devoted to improving sales capabilities by hiring additional sales representatives, implementing a formal sales training program and developing additional sales tools that will enable field sales personnel to provide outstanding customer service.

FACILITY SERVICES - PST owns or leases limited fuel storage facilities or pipelines in several locations including San Francisco, Oakland and Los Angeles. During 1993 the quantities of third party owned fuel flowing through PST's storage and pipeline facilities increased slightly. During 1994 PST plans on leasing a fuel storage terminal at Portland, Oregon and is attempting to sublease an under-utilized storage facility located on the Oakland International Airport.

OPERATING STATISTICS                            1993      1992      1991      1990     1989
- ---------------------------------------------------------------------------------------------
Gallons of fuel sold (in thousands) /(a)/      145,281   112,663   100,040   91,445   140,623
Average price per gallon (in cents) /(a)/           73        75        73       86        66
Employees at year-end                               24        21        18       18        20
Spot sales (in thousands of dollars)                                   819    4,999        97

(a) Statistics exclude spot sales.  Spot sales are one-time sales of large blocks of fuel typically with de minimis margins.
- --------------------------------------------------------------------------------
6

FUEL SALES AND DISTRIBUTION--CONTINUED
- ------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)          1993        1992        1991        1990        1989
- ------------------------------------------------------------------------------------------------------
Operating revenues                            $106,904     $85,450     $75,302     $84,756     $93,778
Operating expenses                             105,578      84,198      74,177      82,689      92,118
                                          ------------------------------------------------------------
Income before interest and taxes                 1,326       1,252       1,125       2,067       1,660
Identifiable assets at year-end                 15,975      14,161      12,756      13,271      13,438
Net assets before debt at year-end/(b)/          9,430       7,612       8,978       9,857      10,589
Capital additions                                   67         203         153          74         302
Depreciation and amortization                      336         366         400         440         532
Income before interest and taxes as
 a percent of revenues                             1.2%        1.5%        1.5%        2.4%        1.8%

(b) Identifiable assets less current liabilities.


- -------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1991 THROUGH 1993 AND KNOWN TRENDS
- -------------------------------------------------------------------------------

Between 1992 and 1993 operating revenues increased 25.1% due to a 29% rise in gallons sold; the increase in gallons sold was partially offset by a 2.7% decrease in the average price per gallon. Operating revenues in 1992 increased 13.5% over 1991 due to a 12.6% rise in gallons sold and a 2.7% increase in price per gallon; these increases were partially offset by a $819,000 reduction in spot sales. The increase in gallons sold during each year since 1990 is the result primarily of enhanced marketing efforts.

Income as a percent of revenues varies because of changing margins on fuel distribution contracts (largely due to competitive pricing which was even more intensive in 1993) and the percentage of lower volume/higher margin customers. Because of the narrow margins in this segment, fuel distribution can provide significantly greater net profits only if revenues are substantially increased.
- --------------------------------------------------------------------------------

AIRCRAFT LEASING AND SALES

- --------------------------------------------------------------------------------

The aircraft leasing business represents PSG's largest capital investment and its largest source of cash flow.

All of PSG's leases are net leases, which provide that lessees will bear the direct operating costs and the risk of physical loss of the aircraft, pay taxes, maintain the aircraft, indemnify PSG against any liability suffered as the result of any act or omission of the lessee, maintain casualty insurance in an amount equal to the specific amount set forth in the lease (which may be less than market value) and maintain liability insurance naming PSG as an additional insured. In general, substantially all obligations connected with the operation and maintenance of the leased aircraft are assumed by the lessee and minimal obligations are imposed upon PSG. The leases also typically provide that in those limited instances where the lessees have the voluntary right to terminate the lease, the lessee is obligated to pay PSG a stipulated sum which is designed to retire any existing indebtedness relating to the aircraft and otherwise provide PSG with the same economic value it would have received had the lease continued.

Since PSG engages only in long-term leases, both the short and long-term operating results of PSG's lessees are vitally important to PSG's operations and future results. PSG's three airline lessees are USAir, Inc. (USAir), Continental Airlines, Inc. (Continental) and America West Airlines, Inc. (America West). Contrary to calendar years 1991 and 1992, PSG gave no significant rent concessions to its lessees during 1993 and all lessees remained fully current on rent payments throughout the year. As a result of a continuing weak market for used freighter aircraft, PSG took a further write-down as of December 31, 1993 of $17 million on its two 747-100 freighter aircraft held for sale. A summary of 1993 activity related to PSG's lessees and aircraft follows:

- - USAIR leases 16 of PSG's aircraft. These leases provide significant cash flow to PSG. Because of the large number of aircraft leased to USAir, PSG has previously expressed concern regarding USAir's recent losses and weakening financial condition. A continuing deterioration of USAir's financial condition could have a material adverse impact on PSG, particularly because ten of the aircraft leased to USAir are currently grounded by USAir. During 1992 and early 1993 USAir reached agreement with its employees (both union and non-union) for wage and work rules concessions designed to help lower USAir's operating costs. In the latter part of 1993 some of the wage concessions "snapped back" to prereduction levels. In early 1993 USAir received an equity infusion of approximately $400 million from British Airways. USAir also entered into certain service coordination agreements with British Airways that are designed to improve USAir's traffic. At the time of its initial investment British Airways stated its intention to invest up to an additional $450 million in USAir if US government approvals were obtained. In March 1994 British
 Airways reported that it will delay further investments in USAir pending
 USAir's ability to cut costs and improve its financial performance. Although USAir continued to record losses for 1993 those losses, on a comparative basis, were substantially less than 1992. However USAir has announced that it expects a larger pretax loss for 1994 than it reported in 1993. USAir is under pressure in some of its markets from certain other lower cost competitors and in late 1993 announced that it would take steps in various, under-500-mile markets, to improve its operating costs to compete more effectively. An important component of USAir's long-term viability will be negotiation with employees for wage and work rules concessions that will allow USAir to remain competitive with other airlines some of which have lower operating costs than USAir. The ten BAe 146-200 aircraft leased to USAir by PSG remain out of service. USAir is attempting to sell or sublease these aircraft worldwide. The information relating to USAir and reported herein by PSG was obtained primarily from published media reports. PSG refers readers to public information regarding USAir for further details relating to USAir's financial condition.

- - CONTINENTAL successfully completed a reorganization and emerged from bankruptcy in April 1993. As a result of its successful reorganization Continental is one of the lowest cost airlines in the United States. Continental has also begun a new, low fare service called CalLite focused primarily in the Eastern part of the United States. Although Continental's emergence from bankruptcy is a good sign, no prediction can yet be made about Continental's long-term prospects. Continental leases one MD-80 and one 737-300 from PSG as well as seven older 737-200 aircraft in which PSG has a one-third interest.

- - AMERICA WEST continues to operate under the protection of the bankruptcy laws of the United States. However, America West has reported four successive quarters of both operating and net profits. On February 24, 1994 the America West Board of Directors announced that it had selected Am West Partners, L.P.
 as the lead investor in the company's bankruptcy reorganization. The Am West Partners bid would provide America West with $100 million of new long-term unsecured debt and $120 million of new equity in exchange for a minority ownership interest in a reorganized America West. Certain creditors of America West have announced that they may submit a competing plan of reorganization. America West leases one 737-300 aircraft from PSG, which lease has been assumed by America West in its bankruptcy proceeding.

- - AIRCRAFT HELD FOR SALE. PSG's two 747-100 aircraft, formerly leased to Pan American World Airways (Pan Am), were written-down by $17 million at the end of 1993 to their estimated market value. Both of these aircraft have been converted by The Boeing Company from passenger to special freighter configuration. Although the market for sales of used wide-bodied freighter aircraft remains almost nonexistent at this time, PSG believes that its two aircraft are among the more desirable freighters available on the used aircraft market due primarily to (i) relatively low overall aircraft time, (ii) completion of certain required maintenance for used aircraft and (iii) the conversion to freighter having been performed by The Boeing Company thus making the aircraft certifiable in virtually every country of the world. Due to the weak market for these aircraft PSG is unable to project a time period within which it expects the aircraft to be sold.

- --------------------------------------------------------------------------------

OPERATING STATISTICS (at year-end)                1993   1992   1991   1990   1989
- ----------------------------------------------------------------------------------
NET AIRCRAFT LEASED/(a)/:
 BAe 146-200 aircraft                             10.0   10.0   10.0   10.0   10.0
 MD-80 aircraft                                    7.0    7.0    7.0    7.0    7.0
 737-200 aircraft                                  2.3    2.3    2.3    2.3    2.3
 737-300 aircraft                                  2.0    2.0    2.0    2.0    2.0
 747-100 aircraft                                                       2.0    2.0
 747-200 aircraft                                                       2.0    2.0
                                               -----------------------------------
  Total aircraft                                  21.3   21.3   21.3   25.3   25.3
 Aircraft leased under operating leases/(b)/      16.3   16.3   15.3   15.3   15.3
 Aircraft leased under financing leases/(b)/       5.0    5.0    6.0    8.0    8.0
 Aircraft leased under leveraged leases                                 2.0    2.0
AIRCRAFT HELD FOR SALE - 747-100                   2.0    2.0    2.0

 (a) At December 31, 1993, PSG had a 100% interest in all aircraft except for a 33% interest in seven 737-200 aircraft.
 (b) During 1992, a 737-300 aircraft was reclassified from a financing lease to an operating lease.

SELECTED FINANCIAL DATA (in thousands)        1993                1992                1991                  1990        1989
- ------------------------------------------------------------------------------------------------------------------------------
Operating revenues                          $ 35,920            $ 36,412            $ 46,200              $ 49,916    $ 45,900
Operating expenses                            31,165/(c)/         22,544/(d)/         45,123/(e//)/         12,599      12,482
                                         -------------------------------------------------------------------------------------
Income before interest and taxes               4,755              13,868               1,077                37,317      33,418
Identifiable assets at year-end              302,341             324,719             338,034               382,921     399,401
Capital additions/(f)/                                                                                                  56,799
Depreciation and amortization                 13,837              12,394              13,478                12,386      12,386
Income before interest and taxes
 as a percent of revenues                       13.2%               38.1%                2.3%                 74.8%       72.8%

 (c) Includes a write-down of $17 million for two 747 freighter aircraft to estimated market value.
 (d) Includes a write-down of $9.9 million for two 747 freighter aircraft to estimated market value.
 (e) Includes write-downs of $31.2 million for four 747 aircraft previously leased to airlines which have declared bankruptcy.
 (f) Capital additions include leveraged leases.

- --------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1991 THROUGH 1993 AND KNOWN TRENDS
- --------------------------------------------------------------------

The reduction in revenues in each year since 1990 is principally the result of the termination of the leases of four 747 aircraft, two of which had been leased to America West and two of which had been leased to Pan Am, and the reduced rent on the Continental and America West leases granted during 1991 and 1992. In addition, the reduction reflects the reduced revenue recognition associated with aircraft leased under
- --------------------------------------------------------------------
10

- -------------------------------------------------------------------------------
financing leases. The income declines from 1990 are a result of the reduced revenues and the $17 million, $9.9 million and $31.2 million write-downs in 1993, 1992 and 1991, respectively, of 747 aircraft.

The ultimate impact of the sale of the two 747 freighter aircraft, and the future prospects of Continental, America West and USAir on PSG is unknown. It is possible that the 747-100 aircraft will be sold without further losses and that all of the current aircraft leases will remain with the existing carriers. On the other hand, (i) it is difficult to predict potential sales prices for the two 747 freighters (which may be less than current book value) and (ii) further economic deterioration of PSG's lessees could result in the return of some or all of the aircraft to PSG or the negotiation of lease terms less favorable to PSG. If the aircraft were returned, PSG would be required to find purchasers or new lessees for the aircraft. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.

Management believes that the current aggregate underlying asset values as indicated by current published values of PSG's aircraft are at least equal to the carrying value. However, if permitted PSG believes USAir would seek to reject all of its leases for BAe-146 aircraft (currently 18 in number) including the ten owned by PSG. If this were to happen the sudden large number of such aircraft on the market would likely reduce the market value of PSG's ten BAe-146s below PSG's carrying value.

OIL AND GAS PRODUCTION AND DEVELOPMENT
- ------------------------------------------------------------------------------

PSG's oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), which is 80% owned by PSG and 20% owned by the two managers of Statex. Statex's primary business activity is the application of secondary recovery processes to increase the productivity of producing properties which yield crude oil. Typically this involves injecting water into reservoirs which have been depleted of their natural pressure. Since 1991, Statex has augmented the water injection with polymers to increase the recovery efficiencies. Statex concentrates its efforts in areas and reservoirs which have a proven history of economically attractive secondary recovery operations. Currently, the main focus is in North Texas.

During 1993 Statex continued to expand its largest project, increasing recovery efficiency by converting two older producing wells to injection wells, as well as maintaining the injection of polymers. It also continued to increase water injection volumes into a property purchased in 1991. In anticipation of the abandonment of another project, Statex recorded a $1.8 million write-off in 1993 when the project failed to respond to water injection. At the end of 1993 gross production from all of Statex's enhanced production fields remained at 1,500 barrels of oil per day which is approximately the same as production levels at the end of 1992. During 1994 Statex will seek to further increase the recovery efficiencies in its existing projects.

- ------------------------------------------------------------------------------
OPERATING STATISTICS                  1993       1992       1991       1990
- ------------------------------------------------------------------------------
Proved reserves:
 Crude oil (Mbbls)                    6,856      8,438      8,776      7,235
 Natural gas (MMcf)                   3,737      4,849      6,164      5,714
Undeveloped oil and gas acreage:
 Gross/(a)/                           5,877      6,303      9,187     16,383
 Net/(b)/                             1,687      2,070      3,654      9,860
Producing wells:
 Gross/(a)/                             114        126        140        129
 Net/(b)/                                87         96        104         88
Production:
 Crude oil (Mbbls)                      446        435        447        392
 Natural gas (MMcf)                     467        559        646        623
Wells drilled:
 Gross/(a)/                               8          9         13         13
 Net/(b)/                                 7          9         13         11
Average price during year:
 Crude oil - per barrel              $17.64     $20.03     $20.71    $ 23.66
 Natural gas - per thousand
   cubic feet                        $ 2.02     $ 1.68     $ 1.46     $ 2.12
Year-end price:
 Crude oil - per barrel              $12.50     $18.00     $18.20    $ 27.05
 Natural gas - per thousand
   cubic feet                        $ 2.15     $ 2.00     $ 1.60    $  1.57
Employees at year-end                     9          9          9          9

Mbbls = thousands of barrels               MMcf = millions of cubic feet

 (a) Gross refers to the total amount owned by all participants.
 (b) Net refers to Statex's ownership interest in the gross amount.

- --------------------------------------------------------------------------------
12

- -------------------------------------------------------------------------------

SELECTED FINANCIAL DATA (in thousands)     1993      1992      1991      1990
- -------------------------------------------------------------------------------
Operating revenues                       $ 8,907    $10,483   $10,367   $10,816
Operating expenses                        10,283      7,526     7,041     5,824
                                         --------------------------------------
Income (loss) before interest and taxes   (1,376)     2,957     3,326     4,992
Identifiable assets at year-end           22,175     26,232    25,072    22,438
Net assets before debt at year-end/(c)/   20,950     24,814    23,789    19,928
Capital additions                          1,360      2,237     6,208     2,782
Depreciation, depletion and amortization   1,957      2,013     1,905     2,019

 (c) Identifiable assets less current liabilities.


- --------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1991 THROUGH 1993 AND KNOWN TRENDS
- --------------------------------------------------------------------

Revenues for 1993 were 15% lower than 1992 due primarily to lower oil prices in 1993 and one-time revenue settlements that occurred in 1992. The 1992 revenues were slightly higher than in 1991 due to the one-time revenue settlements; these were partially offset by lower production of oil and gas and lower oil prices.

Operating expenses for 1993 were significantly higher than in 1992 due to a $1.8 million write-off of an oil field which did not respond to water flood enhancement and $.7 million of losses on the sales of oil and gas properties. Higher operating expenses during 1992 reflected the increased costs of Statex's waterflood projects. Adverse weather limited production and also increased costs during 1992.

Statex became a principal business segment in 1990. Effective December 31, 1988, PSG discontinued reporting its oil and gas business as a separate segment due to the sale of 70% of Statex's net assets and the adoption by management of a plan to dispose of the remaining assets. In 1990 PSG decided to retain Statex's remaining properties.

- --------------------------------------------------------------------------------

METALLIC WASTE RECYCLING
- -------------------------------------------------------------------------------

Recontek, Inc. (Recontek) is involved in the recycling of metal-laden hazardous and non-hazardous wastes from the electronics, aerospace and metal-finishing industries. Recontek's recycling facility, located in Newman, Illinois, received a consolidated permit to operate from the Illinois Environmental Protection Agency and the USEPA in 1989 and subsequently opened the facility in November 1990.

The plant accepts certain types of waste sludges and solutions, from which are extracted metals, metal compounds, non-metallic products and distilled water, using a hydrometallurgical process. The extracted products are then sold to industry for commercial use and the distilled water is re-used in a closed-loop system within the plant.

Since generators of hazardous waste are faced with potential future liability for cleanup if they dispose of (e.g. landfilling, deep well injection, etc.), rather than recycle their wastes, Recontek's recycling process is believed by Recontek to be an important benefit. However, to date Recontek's process has not been economically successful, in part due to the limited types and volume of waste that Recontek has been able to recycle and the higher operating costs associated with Recontek's recycling process. It is still to be determined whether waste generators will pay the fees required by Recontek's higher cost process in order to minimize potential future liability. The difference between Recontek's recycling fees and the cost of hazardous waste disposal has recently been exacerbated due to (i) substantial unused landfill and incinerator capacity, (ii) efforts by waste generators to minimize the amount of waste created and (iii) recession induced reductions in plant utilization, and thus lower waste output, by some waste generators.

Refer to Note 4 of the Notes to the Consolidated Financial Statements for a discussion of a $56.4 million write-down of the assets relating to Recontek made in 1992.

During 1993 Recontek operated on a limited basis two process lines, one for copper hydroxide/copper sulfate wastes and the second for zinc oxide wastes. The zinc line began operating for the first time in August 1993, following 18 months of development and pilot studies. The development related to the zinc oxide processing initially focused on extracting nearly pure zinc from zinc electrolyte through the process of electrowinning in a cell house. It was determined that this step could not be successfully and safely implemented in the time frame desired and also would require substantial capital expenditures to produce the quality of zinc metal desired. Therefore the zinc process line is producing a zinc sulfide that, while commercially saleable, does not produce the same revenues as a pure zinc metal. The copper hydroxide/copper sulfate line was successfully restarted in 1993 by utilizing processing techniques verified during the zinc line development and pilot studies. While recycling copper wastes has proven chemically feasible, revenues from recycling have suffered because of the low volumes recycled.

Plans for 1994 include the start-up of process lines for cupric chloride waste and zinc chloride waste. The chemistry and mechanical processes associated with these lines have been tested, however, there is no assurance that they can be commercially successful.
- --------------------------------------------------------------------------------
14

- --------------------------------------------------------------------------------
A marketing research effort is being undertaken to identify additional metallic waste streams that are currently being generated in the marketplace. The emphasis of this research is to determine niche markets that are not currently being served effectively and that generate wastes containing metals with higher intrinsic value. After selection of a target market(s), a reasonable amount of time will be required to conduct laboratory testing, locate sources of the waste feedstocks and construct the process lines. There can be no assurance that this effort will result in any expanded recycling capabilities.

Economic success at the Newman plant will require continued copper processing and the operation of the yet-to-be-determined process line(s) which may target waste streams heretofore not accepted at the facility. The continuation of the zinc oxide line will depend, in large part, on the results of the current processing of 750 tons of waste from a Kentucky cleanup site. This decision will also take into account the amount of similar waste available in the Midwest, the per ton recycling fee that can be commanded, and the quality and marketability of the products produced by this process.

Based on the limited progress to date, there can be no assurance that Recontek will be able to develop a commercially feasible business either by itself or in conjunction with third parties. In particular Recontek's current recycling capabilities are constrained both by limited types of hazardous waste that can be recycled and by the volume that the existing Newman plant can process. As required by PSG's Bank Credit Agreement, Recontek continues to operate at a level which will not result in total pretax losses and capital expenditures exceeding $300,000 per month. Absent additional capital expenditures, the Newman facility cannot process sufficient volumes of waste to produce revenues equaling or exceeding expenses and there can be no assurance that additional capital expenditures will result in the ability to process such volumes.

While Recontek attempts to attract enough business to justify modifications to reach "breakeven" at the Newman facility, real future economic success for Recontek will depend upon sufficiently developing the recycling process to the point where the construction of additional facilities is justified. Currently, Recontek holds permits to build plants in Arizona and Indiana. Siting agreements have also been reached with communities in Wisconsin and Washington and permits to operate are being pursued in these two states as well. Recontek has not developed plans to build and operate these other facilities and there can be no assurance that it will do so.

If progress at the Newman facility does not continue and/or little or no interest is being shown by third parties as to investing in or purchasing Recontek, PSG may close the plant. In that event, the remaining assets of Recontek would be written-off and provision would be made for "closure" as required by Recontek's Part B permit. The total expense related to the Newman plant closure is not expected to exceed $2.5 million. The Newman plant was partially financed by the sale of $15 million of Resource Recovery Bonds. PSG has provided cash collateral of $15 million to guarantee payment of these bonds. If the Newman plant is closed the bonds will accelerate and the $15 million will be utilized to make the required repayment.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

OPERATING STATISTICS (at year-end)            1993       1992               1991      1990
- -------------------------------------------------------------------------------------------
Employees                                        47        161                173       146
SELECTED FINANCIAL DATA (in thousands)         1993       1992               1991      1990
- -------------------------------------------------------------------------------------------
Operating revenues                          $   134   $     64           $    348   $    18
Operating expenses                            7,776     71,080    /(a)/    13,912     5,143
                                          -------------------------------------------------
Loss before interest and taxes               (7,642)   (71,016)           (13,564)   (5,125)
Identifiable assets at year-end                 884      1,202    /(c)/    40,478    28,654
Net assets before debt at year-end/(b)/        (345)       212    /(c)/    36,527    26,486
Capital additions                                 -      2,202              6,841    15,947
Depreciation and amortization                     -      2,491              1,655       411

 /(a)/ Includes write-down of assets of $56.4 million.
 /(b)/ Identifiable assets less current liabilities.
 /(c)/ After write-down (see a).



- --------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1991 THROUGH 1993 AND KNOWN TRENDS
- --------------------------------------------------------------------

As more fully described above, Recontek has been in a start-up phase since its recycling plant opened in November 1990. The financial results are reflective of this start-up phase, and in June 1993, operations at Recontek were scaled back in order not to exceed a pretax loss of $300,000 per month as stipulated in PSG's Bank Credit Agreement. Recontek has had no significant revenues.
Expenses consist primarily of the cost of operating its plant in Newman. In the fourth quarter of 1992, Recontek's assets were written-down by $56.4 million leaving only approximately $1 million of assets. Because of this write-down and the current policy of expensing capital improvements at Recontek, there were no capital additions nor any depreciation expense in 1993.


- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


RESULTS OF OPERATIONS

Refer to pages 6 through 16 of this Annual Report for a description of each of PSG's principal business segments, an analysis of financial data from 1991 to 1993 and a discussion of known trends.

REVENUES (EXCEPT FROM SEGMENTS). Interest and dividend income varied in each year primarily as a result of the annual changes in the amounts of outstanding cash, marketable securities and notes receivable and the interest rates earned. Investment gains in each year resulted from the sale of a portion of the marketable securities held in PSG's portfolio. In the fourth quarter of 1991, the sale of one security resulted in a $20.1 million gain; this gain was partially offset by a marketable securities write-down of $6.2 million.

The decrease in other revenues in each year from 1991 to 1993 is the result of the sale of PSG's flight training business in February 1992. Included in other revenue in 1992 is a $1 million gain from the sale of this business.

COSTS AND EXPENSES. The annual increase in cost of products sold from 1991 to 1993 is primarily a reflection of the growth in sales volume of PST. The decrease in cost of services provided in each year from 1991 to 1993 is largely due to the sale of the flight training business discussed above. Depreciation, depletion and amortization decreased from 1991 to 1992 due largely to the sale of the flight training business and the termination of depreciation on the two 747 aircraft which are held for sale. The decrease in depreciation between 1992 and 1993 is because Recontek recorded no depreciation expense in 1993 after its fixed assets were written-off in 1992. General and administrative expenses decreased from 1992 to 1993 due to reduced operations at Recontek and a one-time
reduction in PSG's corporate employee benefits expense.   The 1992 write-down of
Recontek is described in Note 4 of the Notes to the Consolidated Financial Statements. The aircraft write-downs relate, in 1993 and 1992, to two 747-100 aircraft held for sale which were written-down to the estimated market value at each year-end and, in 1991, the loss related to those two 747s plus two 747-200 aircraft formerly leased to America West. In 1991, the two 747-200s were written-down to zero when the aircraft were turned over to the aircraft lenders pursuant to non-recourse financing arrangements and the two 747-100s, which were returned to PSG, were written-down to year-end estimated market value. Interest expense varied each year due to changes in the level of outstanding debt and changes in the average interest rate. Included in interest expense are yen foreign exchange losses of $3.9 million, $2 million and $1.4 million in 1993, 1992 and 1991, respectively. All yen denominated debt was repaid in June 1993.

CREDIT FOR TAXES.   Refer to Notes 1 and 9 of the Notes to the Consolidated
Financial Statements for an explanation of the elements included in the credit for taxes and for a discussion of the effects of adopting the Financial Accounting Standards Board's Statement No. 109, "Accounting for Income Taxes."

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows which reflects the various components of PSG's operating, financing and investing activities.

At December 31, 1993 PSG's principal source of liquidity was cash and cash equivalents of $5 million, which was a $7.4 million reduction from December 31, 1992. The major components of this change in cash flow are as follows:

 Cash flows from operating activities:  PSG's primary source of cash was
 ------------------------------------
 provided by operating activities. While PSG recorded a net loss in 1993, the elimination of non-cash items resulted in positive cash flow from operations of $14.7 million.

 Cash flows from financing activities:  The net reduction in debt in 1993 was
 ------------------------------------
 approximately $31.4 million after subtracting the effect of a new debt financing of $59.7 million discussed later.

 Cash flows from investing activities:  During 1993 PSG generated approximately
 ------------------------------------
 $19.6 million principally from the sale of marketable securities, the collection of notes receivable, and to a much lesser extent, the sale of oil and gas property. Future periods are not expected to reflect these high levels of investment sales and note collections. Capital expenditures were approximately $1.4 million in 1993.

 Discontinued operation:  During 1993, the net cash provided to fund USTravel's
 ----------------------
 operations totalled approximately $9 million.

In mid-1993 PSG refinanced five MD-80 aircraft. Out of the proceeds of the new $59.7 million debt, PSG repaid existing aircraft debt in the amount of $25.1 million and repaid $29.9 million of borrowed funds under the Bank Credit Agreement described in Note 3 of the Notes to the Consolidated Financial
Statements.   The debt repaid included a note denominated in yen, which when repaid, eliminated all of PSG's foreign exchange exposure.

All the net proceeds received from the sale of USTravel on March 14, 1994 (see
Note 2 of the Notes to the Consolidated Financial Statements) were applied against the Bank Credit Agreement. With the application of these net proceeds, all borrowed funds (approximately $21.1 million) were repaid and approximately $16.4 million was applied to provide a cash collateral account to secure the $22.7 million of outstanding letters of credit. The Bank Credit Agreement requires that any remaining uncollateralized letters of credit be cash collateralized by September 30, 1994. PSG expects to receive approximately $2 million of additional funds as a result of post-closing adjustments related to the sale of USTravel. If any letters of credit remain uncollateralized, those funds, net of transaction expenses, will be used for that purpose.

PSG is pursuing a proposed financing to borrow $13.5 million to be secured by a Boeing 737-300 which is on long-term lease to America West and which is currently pledged under the Bank Credit Agreement. With the consummation of this borrowing, the estimated net proceeds of $12.8 million will be used, if necessary, to complete the collateralization of the remaining letters of credit and to pay federal income taxes related to an IRS audit which is expected to be finalized in early 1994 for the years 1988 through 1991. The estimated liability of approximately $5 million has been accrued as part of PSG's tax liability and is included in deferred income taxes (see Note 9 of the Notes to the Consolidated Financial Statements). Any remaining cash proceeds from the proposed financing will be used to increase PSG's working capital.

With the full collateralization of the letters of credit under the Bank Credit Agreement, PSG will seek a new credit facility to replace the existing letters of credit and provide the capability to issue additional letters of credit. PSG will request that the new replacement credit facility reduce the level of required cash collateral deposits for both replacement and new letters of credit. No assurance can be given that either a new credit facility providing for letters of credit or the new debt financing of the 737-300 previously mentioned, will be finalized.

PSG's aircraft lease portfolio represents a large portion of PSG's long-term assets and net investment. This aircraft lease portfolio also generates a significant portion of the net cash flow of PSG. The lease portfolio of 21.3 equivalent aircraft are dominated by 16 aircraft leased to USAir including ten BAe-146 aircraft that are grounded. Refer to pages 8 through 11 for a discussion of USAir. If USAir's financial condition should deteriorate to a point where it sought protection from its creditors it is almost certain USAir would reject the leases for the ten BAe-146 aircraft it leases from PSG. If USAir were to cease paying all rent to PSG, PSG's annual net cash flow would be reduced by approximately $7.7 million. If USAir were to cease paying rent on the ten BAe-146 leased to it, PSG's annual net cash flow would be reduced by approximately $6.7 million. In addition, if the ten BAe-146 aircraft were returned, PSG would likely sustain a major loss on disposition of these aircraft which had a net book value of approximately $82.8 million at the end of 1993. The recourse debt applicable to these ten aircraft totals approximately $20.4 million and the non-recourse debt totals approximately $23.6 million at December 31, 1993.

PSG believes that, absent a failure by USAir to meet its lease obligations to PSG, its cash and cash equivalents plus projected cash flow are adequate to meet the operating and capital needs of PSG in both the short and long-term except for (i) any payment resulting from the IRS audit referred to above and (ii) Recontek's financing requirements for the construction of any additional recycling facilities. PSG's planned capital additions for 1994 are $1.4 million.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1993 AND 1992
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
- ------------------------------------------------------------------------------

                                             1993        1992*
                                           --------------------
ASSETS
Current assets:
   Cash and cash equivalents               $  5,007    $ 12,399
   Marketable securities, pledged             4,001       1,166
   Accounts receivable, pledged              17,089      16,006
   Notes receivable, pledged                  4,345       7,632
   Current portion of aircraft leases,
    pledged                                   4,905       4,522
   Prepaid expenses and other current
    assets, pledged                           3,598       4,012
   Net investment in discontinued
    operation, pledged                       15,313
                                           --------------------
      Total current assets                   54,258      45,737

Oil and gas property and other
  equipment, at cost, pledged                42,564      48,943
  Less accumulated depreciation,
    depletion and amortization              (19,519)    (21,735)
                                           --------------------
                                             23,045      27,208
Aircraft under operating leases, at
 cost, pledged                              247,544     247,544
  Less accumulated depreciation             (98,526)    (84,689)
                                           --------------------
                                            149,018     162,855
Investment in aircraft financing
 leases, pledged                            104,881     107,862
Aircraft held for sale, pledged              34,317      38,250
Other assets, substantially pledged          16,571      31,463
Net investment in discontinued
 operation, pledged                                      17,782
                                           --------------------
                                           $382,090    $431,157
                                           ====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                        $  3,762    $  5,834
   Accrued interest                           4,510       4,075
   Other accrued liabilities                  9,090       7,223
   Current portion of long-term
    obligations                              38,672      56,618
                                           --------------------
    Total current liabilities                56,034      73,750

Long-term obligations                       139,487     149,101
Deferred income taxes                        34,491      49,015
Other liabilities and minority interest      30,179      19,048

Commitments and contingencies

Stockholders' equity:
   Preferred stock, 1,000 shares
    authorized, none issued
   Common stock, par value $1 per
    share, 10,500 shares authorized,
    6,065 shares issued and
    outstanding (6,039 in 1992)               6,065       6,039
   Additional paid-in capital                98,407      98,307
   Retained earnings                         17,427      35,897
                                           --------------------
       Total stockholders' equity           121,899     140,243
                                           --------------------
                                           $382,090    $431,157
                                           ====================

*Restated as described in Note 1.
- ------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
- -----------------------------------------------------------------------------

                                              1993        1992*       1991*
                                           ---------------------------------
Continuing operations:
 Revenues:
  Fuel sales and distribution              $106,904    $ 85,450    $ 75,302
  Aircraft leasing                           35,920      36,412      46,200
  Oil and gas                                 8,907      10,483      10,367
  Metallic waste recycling                      134          64         348
  Interest, dividends and net
   investment gains                           5,757       8,156      20,197
  Other                                                   4,624      24,714
                                           --------------------------------
                                            157,622     145,189     177,128
                                           --------------------------------
 Cost and expenses:
  Cost of products sold                     112,509      88,441      77,843
  Cost of services provided                   7,121      12,930      29,879
  Depreciation, depletion and
   amortization                              16,247      17,763      20,030
  General and administrative expenses         5,649       8,308       7,869
  Recontek write-down                                    56,371
  Aircraft write-downs                       17,000       9,933      31,223
  Interest expense                           20,767      19,969      23,043
                                           --------------------------------
                                            179,293     213,715     189,887
                                           --------------------------------
 Loss from continuing operations before
  taxes, minority interest and
  cumulative effect of change in
  accounting                                (21,671)    (68,526)    (12,759)
 Credit for taxes                            (7,495)    (13,024)     (3,001)
                                           --------------------------------
  Loss from continuing operations before
   minority interest and cumulative
    effect of change in accounting          (14,176)    (55,502)     (9,758)
 Minority interest in net loss of
  subsidiaries                                   41         130       2,128
                                           --------------------------------
  Loss from continuing operations before
   cumulative effect of change in
    accounting                              (14,135)    (55,372)     (7,630)
Loss from discontinued operation, net
 of tax                                      (7,235)    (12,210)    (16,311)
Cumulative effect of change in accounting     2,900
                                           --------------------------------
  Net loss                                 $(18,470)   $(67,582)   $(23,941)
                                           ================================
Loss per share:
 Continuing operations                       $(2.33)     $(9.28)     $(1.39)
 Discontinued operation                       (1.20)      (2.05)      (2.99)
 Cumulative effect of change in
  accounting                                    .48
                                           --------------------------------
  Net loss                                   $(3.05)    $(11.33)     $(4.38)
                                           ================================
Shares used in determination of loss
 per share                                    6,057       5,967       5,463
                                           ================================

*Restated as described in Note 1.
- --------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                                                              21

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1993, 1992 AND
 1991
(IN THOUSANDS)
- ----------------------------------------------------------------------------

                                              1993        1992*      1991*
                                           ---------------------------------
Cash flows from operating activities:
 Loss from continuing operations           $(11,235)   $(55,372)    $ (7,630)
 Non-cash items:
  Depreciation, depletion and                16,247      17,763       20,030
   amortization
  Cumulative effect of change in             (2,900)
   accounting
  Recontek write-down                                    56,371
  Aircraft write-downs                       17,000       9,933       31,223
  Marketable securities transactions         (2,706)     (3,430)     (13,710)
  Deferred taxes and other                     (586)    (10,802)        (353)
 Changes in non-cash working capital
  affecting cash from operating
  activities:
  Other current assets                       (1,456)      5,117         (715)
  Other current liabilities                     357      (6,312)       1,877
                                           ----------------------------------
   Net cash provided from operating          14,721      13,268       30,722
    activities
                                           ----------------------------------
Cash flows from financing activities:
 Debt related:
  Additions to long-term obligations         59,715                   47,000
  Reductions in long-term obligations       (91,114)    (26,018)     (94,447)
  Settlement of forward contract                         (1,657)
 Equity related:
  Stock options exercised                       126         651
  Cash dividends                                           (788)      (3,277)
                                           ----------------------------------
   Net cash used in financing activities    (31,273)    (27,812)     (50,724)
                                           ----------------------------------
Cash flows from investing activities:
 Capital additions                           (1,430)     (4,653)     (14,191)
 Proceeds from disposition of property
  and equipment                                 410      11,838          692
 Proceeds from disposition of marketable
  securities                                 10,346      10,080       54,233
 Changes in notes receivable and other        8,795       6,385        1,325
 Purchase of minority-held Recontek                                   (2,688)
  shares
                                           ----------------------------------
   Net cash provided from investing          18,121      23,650       39,371
    activities
                                           ----------------------------------
Discontinued operation:
 Loss from operations                        (7,235)    (12,210)     (16,311)
 Deferred taxes                              (3,399)     (5,489)      (7,759)
 Decrease in net assets                       1,673       3,651       13,823
                                           ----------------------------------
   Net cash used in discontinued             (8,961)    (14,048)     (10,247)
    operation
                                           ----------------------------------
Net increase (decrease) in cash and cash
 equivalents                                 (7,392)     (4,942)       9,122
Cash and cash equivalents at beginning       12,399      17,341        8,219
 of year
                                           ----------------------------------
Cash and cash equivalents at end of year   $  5,007    $ 12,399     $ 17,341
                                           ==================================

*Restated as described in Note 1.

- -----------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
- ------------------------------------------------------------------------------

                                            Common Stock      Additional
                                        -------------------    Paid-In     Retained
                                         Shares      Amount    Capital     Earnings
                                        -------------------------------------------
Balance at December 31, 1990             5,463       $5,463    $80,955     $131,485
 Net loss                                                                   (23,941)
 Cash dividends ($.60 per share)                                             (3,277)
                                        -------------------------------------------
Balance at December 31, 1991             5,463        5,463     80,955      104,267
 Net loss                                                                   (67,582)
 Common stock issued                       576          576     17,352
 Cash dividends ($.15 per share)                                               (788)
                                        -------------------------------------------
Balance at December 31, 1992             6,039        6,039     98,307       35,897
 Net loss                                                                   (18,470)
 Common stock issued                        26           26        100
                                        -------------------------------------------
Balance at December 31, 1993             6,065       $6,065    $98,407     $ 17,427
                                        ===========================================
- -----------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of PSG and its subsidiaries. As more fully described in Note 2, USTravel is shown as a discontinued operation. Amounts for 1991 and 1992 have been restated to show USTravel as a discontinued operation. The minority interest of subsidiaries reflected in the Consolidated Statements of Operations represents the minority portion of Recontek (prior to February 1992) and the minority portion of Statex.

CASH EQUIVALENTS - For purposes of these statements, PSG considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION - Depreciation to estimated residual values is computed on the straight-line basis over the estimated useful lives of the related assets, which are generally 15 to 18 years for leased aircraft and from 3 to 30 years for other property and equipment.

ACCOUNTING FOR OIL AND GAS PRODUCING ACTIVITIES - PSG follows the successful efforts method of accounting for oil and gas exploration and development costs, as described below:

  LEASE ACQUISITIONS - PSG defers the costs of acquiring unproven oil and gas leases until they are either assigned or sold to other parties or retained by PSG for possible future development. An allowance for the abandonment of unproven leases is provided using the straight-line method over the life of the leases.

  EXPLORATION AND DEVELOPMENT COSTS - The costs of drilling and equipping all development wells are capitalized. The costs of drilling exploratory wells are initially deferred. If proved reserves are discovered, the costs of the wells are capitalized. If proved reserves are not discovered, the costs of drilling the wells, net of any salvage value, are charged to expense.

  DEPRECIATION, DEPLETION AND AMORTIZATION - Depletion of producing leases is computed for individual fields using the unit-of-production method based on estimated proved reserves. Depreciation and amortization of wells and related equipment is computed using the unit-of-production method, based on proved developed reserves.

MARKETABLE SECURITIES - Debt and equity securities are carried at the lower of written-down cost or market. Included in 1993, 1992 and 1991 results of operations are realized investment gains of $2,877,000, $1,764,000 and $19,955,000, respectively. These gains were determined on a specific identification basis.

AIRCRAFT HELD FOR SALE - Two 747-100 freighter aircraft are classified as aircraft held for sale. These aircraft are carried at their estimated market value.

NET LOSS PER SHARE - Net loss per share is based on the weighted average number of common shares outstanding during the period.

CREDIT FOR TAXES - Effective January 1, 1993, PSG adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income taxes were determined using the deferred method whereby income and expense items that were reported in different years in the financial statements and tax returns were measured at the tax rate in effect in the year the difference originated. As permitted by Statement 109, PSG has elected not to restate the financial statements of prior years. The cumulative effect of the change in accounting shown for 1993 was a gain of $2,900,000 - $.48 per share, although the effect of the change on the results of operations for the year ended December 31, 1993 was not material.

Investment tax credits are accounted for using the flow-through method.


2.  SALE OF USTRAVEL

On March 14, 1994 the travel management business operated by USTravel was sold. Proceeds from the sale, totaling approximately $40 million, will result in an estimated $15 million after-tax gain to be recorded in the first quarter of 1994. Operating revenues of the discontinued travel management segment were $110,875,000, $117,799,000 and $120,679,000 in 1993, 1992 and 1991,
respectively.

The amounts shown for discontinued operation on the accompanying consolidated statements of operations are net of tax credits of $2,981,000, $5,420,000 and $7,653,000 in 1993, 1992 and 1991. Included in the net income tax benefit from discontinued operations were deferred tax credits of $3,399,000, $5,409,000 and $7,759,000 for the years 1993, 1992 and 1991. These deferred taxes related to differences in the recognition of revenue and expense for tax and financial statement purposes. The major differences were in the treatment of depreciation, amortization of intangibles and bad debts.

Interest expense charged to the discontinued operation by PSG under the terms of a revolving credit agreement with USTravel was $4,989,000, $4,798,000 and $5,425,000 in 1993, 1992 and 1991.


3.  LONG-TERM OBLIGATIONS AND LIQUIDITY

PSG has a Bank Credit Agreement which was originally entered into on November 5, 1990 and has subsequently been amended several times. No further borrowings are permitted under this agreement. Restrictions in the Bank Credit Agreement prohibit PSG from

- -----------------------------------------------------------------------------
paying any dividends and limit pretax losses by Recontek to $300,000 per month. See Note 4 for a description of the write-down of Recontek's assets made in 1992.

At December 31, 1993 the utilization under the Bank Credit Agreement totaled $46.2 million. This was composed of $23 million of direct borrowings and $23.2 million of outstanding letters of credit.

With the sale of USTravel on March 14, 1994 discussed in Note 2, all remaining borrowed funds under the Bank Credit Agreement were repaid and cash collateral was provided for all but $6.3 million of the outstanding letters of credit. PSG is required to provide cash collateral for the remaining letters of credit not later than September 30, 1994. PSG contemplates providing this cash collateral through some combination of operating cash flow, the expected placement of debt on a 737-300 aircraft and the sale of marketable securities.

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                                  1993        1992
                                                                ---------------------
Loans secured by ten BAe-146 aircraft; bearing interest at
12% to 12.5%; due 2000                                          $ 40,614     $ 43,981
Loans secured by five MD-80 aircraft; bearing interest at
 8.1% to 10.7%; due 1998 and 1999                                 45,624
Loans secured by two MD-80 aircraft; bearing interest at
 9.6% and 11.9%; due 2004 and 2006                                23,719       24,567
Payment obligation certificates secured by three MD-80
 aircraft; bearing interest at 7.7%; repayable in
 Japanese yen; repaid in 1993                                                  17,683
Note payable secured by one Boeing 737 aircraft; bearing
 interest at 11.2%; due 2006                                      14,530       14,859
Resource Recovery Bonds secured by letter of credit;
 interest reset weekly (3.2% at December 31, 1993);
 due 2009 (see Note 4)                                            15,000       15,000
Bank Credit Agreement                                                          30,500
Other                                                                           2,511
                                                                ---------------------
                                                                $139,487     $149,101
                                                                =====================

PSG paid interest of $21,415,000, $22,888,000 and $29,673,000 in 1993, 1992 and
1991, respectively (including interest allocated to the discontinued operation).

Principal payments on existing long-term obligations in each of the four years after 1994 are as follows: $13,973,000 in 1995; $17,969,000 in 1996; $22,410,000
in 1997; and $19,626,000 in 1998.
- -----------------------------------------------------------------------------
26

4.  Recontek

In February 1992 PSG exchanged 422,000 shares of PSG common stock for all of the remaining outstanding shares of Recontek common stock not already owned by PSG. The transaction resulted in an increase of $16,868,000 in stockholders' equity and goodwill on the Consolidated Statement of Financial Position.

In the fourth quarter of 1992 PSG wrote-down the assets related to Recontek by $56.4 million. The decision to make this write-down was a result of (i) the requirement under the Bank Credit Agreement (see Note 3) that operations be scaled back considerably at Recontek, (ii) the delays in the development of the recycling processes at Recontek's Newman, Illinois facility; (iii) projected losses from the Newman facility (without major capital improvements); and (iv) the continuing overall uncertainty about Recontek's ultimate economic viability. The write-down reduced Recontek's noncurrent assets to $1 million.

If progress at the Newman facility does not continue and/or little or no interest is shown by third parties as to investing in or purchasing Recontek, PSG may close the plant. In that event, the remaining assets of Recontek would be written-off and provision would be made for "closure" as required by Recontek's Part B permit. The total expense related to the Newman plant closure is not expected to exceed $2.5 million. The Newman plant was partially financed by the sale of $15 million of Resource Recovery Bonds. PSG has provided cash collateral of $15 million to guarantee payment of these bonds. If the Newman plant is closed the bonds will accelerate and the $15 million will be utilized to make the required repayment.

5.  SECURITIES LITIGATION

In 1992 three related lawsuits were filed against PSG, its directors and officers by stockholders in the United States District Court for the Southern District of California and a fourth lawsuit was filed in the United States District Court for the Central District of Illinois (the Illinois Case). All of the Southern District of California cases were consolidated into a single case (the California Case). Both the California Case and the Illinois Case were purported class actions alleging that the defendants made materially false and misleading statements in public statements in filings with the Securities and Exchange Commission and other reports, or omitted in such materials information necessary to make them not misleading, and that the defendants are therefore liable to the plaintiff class for declines in the price of PSG's common stock during a defined class period.

In the fall of 1992 PSG obtained dismissals of both the California Case and Illinois Case. In each instance, however, the court granted the plaintiffs leave to file an amended petition. In December 1992 the California Case and the Illinois Case were consolidated in the Southern District of Illinois (the Consolidated Case). In July 1993 the plaintiffs filed an amended complaint in the Consolidated Case. In September 1993 the defendants filed a motion to dismiss the consolidated complaint. This motion was denied in February 1994. The defendants filed an answer to the complaint and discovery in the case is now proceeding.

- -----------------------------------------------------------------------------
The damages sought by the plaintiffs are for an unspecified amount.  PSG
believes the claims made in the Consolidated Case, are without merit.   PSG
expects to defend vigorously against all such claims and to obtain a favorable judgment. However, the ultimate outcome of this litigation is unknown at the present time. Accordingly, no provision for any liability that might result has been made in the accompanying Consolidated Financial Statements. If it is finally determined that PSG has liability in the Consolidated Case, PSG believes such liability will not have a material adverse effect on PSG's financial condition.

6.  PREFERRED SHARE PURCHASE RIGHTS PLAN

PSG has a Preferred Share Purchase Rights Plan (sometimes called a "poison pill"). Pursuant to the Plan one preferred share purchase right (Right) has been issued for and trades with each outstanding share of common stock. Each Right entitles the holder to buy 1/100th of a share of junior participating preferred stock, Series D, at an exercise price of $100 per Right. The Rights can be redeemed at any time by PSG for $.05 per Right prior to a party becoming an "Acquiring Person" (as defined in the Plan and described below). The Rights become exercisable and separately transferable only if a party becomes an Acquiring Person or announces a tender offer for 30% or more of PSG's common stock. Upon becoming exercisable the Rights also permit a holder (other than an Acquiring Person), (i) in the event PSG is merged with another company, to receive a number of shares of common stock of the surviving company having a market value of twice the exercise price of each Right or (ii) in the event a party becomes an Acquiring Person or in the event of self-dealing by a control shareholder, to receive a number of shares of PSG stock having a market value of twice the exercise price of each Right. PSG has reserved 90,000 shares of junior participating preferred stock, Series D, for issuance if necessary. The Plan defines an Acquiring Person as any party that acquires 20% or more of PSG's common stock, except that Warren E. Buffet, Berkshire Hathaway Inc. or their affiliates only become Acquiring Persons if they acquire 45% or more of PSG's common stock.

7. COMMON STOCK OPTIONS

Changes in stock options outstanding during 1993 and 1992 were as follows:

                                    Options            Option
                                  Outstanding          Prices
                                  -----------    ---------------
Balance at December 31, 1991           19,800    $13.90-   29.75
 Assumed                              221,200      3.41-   23.89
 Exercised                           (154,000)     3.41-    8.53
 Canceled                             (19,000)     3.41-   23.89
                                  -----------
Balance at December 31, 1992           68,000      3.41-   29.75
 Exercised                            (26,400)     3.41-    8.53
 Canceled                             (18,500)     3.41-    8.53
                                  -----------
Balance at December 31, 1993           23,100      3.41-   29.75
                                  ===========

- ----------------------------------------------------------------------------
28

- -------------------------------------------------------------------------------
At December 31, 1993 and 1992, 19,100 and 44,200 options, respectively, were exercisable. There were 209,200 shares available for grant at the end of both 1993 and 1992. The options assumed relate to the Recontek Stock Option Plan that was assumed in February 1992 when PSG acquired all of the remaining outstanding shares of Recontek not already owned by PSG.

8. AIRCRAFT LEASES AND AIRCRAFT HELD FOR SALE

At December 31, 1993 PSG leased jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases. During the fourth quarters of 1993, 1992 and 1991, PSG wrote-down its investment in two 747-100s (which have been converted to freighter aircraft) by $17 million, $9.9 million and $5.8 million, respectively. These two aircraft are currently held for sale. Included in other long-term liabilities at December 31, 1993 is $24.2 million ($11.8 million at December 31, 1992) relating to the freighter conversion program and this amount is payable from future sales proceeds. PSG is unable to predict when these aircraft will be sold, thus the aircraft and related liability are carried as long-term.

During the third quarter of 1991, PSG wrote-off its $25.4 million investment in two 747-200 aircraft previously leased to America West when America West rejected the leases after filing bankruptcy. The aircraft were returned to lenders.

The future minimum lease payments scheduled to be received on aircraft currently under lease are (in thousands):

                           Operating               Financing
                            Leases                  Leases
                           ---------------------------------
1994                        $ 26,642                $ 11,926
1995                          26,642                  11,976
1996                          26,642                  12,318
1997                          25,172                  14,983
1998                          23,194                  12,835
Later years                   46,680                  76,606
                           ---------------------------------
 Total                      $174,972                $140,644
                           =================================

                                                       1993           1992
                                                   -------------------------
Information on financing leases (in thousands):
 Total investment                                  $109,786         $112,384
 Unguaranteed residual values (included
   in total investment)                              28,240           28,240
 Unearned income                                     59,098           68,472

Aircraft under operating leases are depreciated to estimated residual values which aggregate approximately $41.3 million, or approximately 18% of original cost. Rent payments from USAir represent a major portion of total aircraft lease revenue. USAir has suffered major losses in the last few years and is attempting to reduce its costs to remain
- --------------------------------------------------------------------------------
competitive. There will be a material adverse impact on PSG if USAir fails in this attempt and ceases to pay rent on some or all of the aircraft leased to it.

9.  CREDIT FOR TAXES

As discussed in Note 1, PSG adopted FASB Statement No. 109 effective January 1, 1993.

The credit for taxes from continuing operations was comprised of (in thousands):

                    Liability    Deferred    Deferred
                      Method      Method      Method
                       1993        1992        1991
                 ------------------------------------
Current taxes:
 Federal              $    38    $     62     $    48
 State                    142           3           3
Deferred taxes         (7,675)    (13,089)     (3,052)
                 ------------------------------------
                      $(7,495)   $(13,024)    $(3,001)
                 ====================================

PSG paid income taxes of $152,000, $71,000 and $88,000 in 1993, 1992 and 1991,
respectively. In addition, refunds of prior years' income taxes of $67,000, $1,258,000 and $1,580,000 were received in 1993, 1992 and 1991, respectively.

There is a Federal tax net operating loss carryforward of $83,797,000 at December 31, 1993, which expires beginning in 2005. A Separate Return Limitation Year (SRLY) net operating loss carryforward in the amount of $5,132,000 (related to Recontek) expires in 2005. A California net operating loss carryforward of $16,761,000 is available for years beginning after 1993 and starts expiring in 1995. The amount of unused investment tax credit for tax return purposes at December 31, 1993 is $12,981,000, which expires in 2000 through 2002.

A reconciliation between the amount computed by multiplying loss from continuing operations before taxes and minority interest by the statutory Federal rate, and the amount of reported taxes is as follows:

                                                          Percent of Pretax
                                                                Loss
                                                 ---------------------------------------
                                                  Liability        Deferred    Deferred
                                                   Method          Method      Method
                                                    1993            1992        1991
                                                 ---------------------------------------
Statutory Federal rate                              (35)%           (34)%       (34)%
Increase (reductions) in taxes resulting from:
  Non-benefit for write-downs                                        14
  State and foreign taxes net of Federal income
   tax benefit                                        1                           2
  Losses of subsidiary not consolidated for tax                                   8
  Other                                              (1)              1
                                                 ---------------------------------------
                                                    (35)%           (19)%       (24)%
                                                 =======================================

- -------------------------------------------------------------------------------
Significant components of PSG deferred tax liabilities and assets for Federal and state income taxes as of December 31, 1993 are as follows (in thousands):

Deferred tax liabilities:
 Depreciation                                     $ 99,691
 Other                                               8,431
                                                ----------
   Total deferred tax liabilities                  108,122
Deferred tax (assets):
 Aircraft write-downs                              (13,628)
 Financing leases                                   (6,102)
 Net effect of tax benefit transfer agreement       (3,529)
 Recontek write-down                               (18,263)
 Net operating loss carryforward                   (16,856)
 Capital loss carryforward                          (3,346)
 Investment tax credit carryforward                (12,981)
 AMT credit carryforward                            (6,571)
 Other                                              (5,768)
                                                ----------
   Total deferred tax (assets)                     (87,044)
 Valuation allowance                                13,928
                                                ----------
   Net deferred tax (assets)                       (73,116)
                                                ----------
   Net deferred tax liability                     $ 35,006
                                                ==========

The valuation allowance against deferred tax assets relates primarily to capital losses for which future realization is uncertain. Included with other current liabilities on the accompanying Consolidated Statement of Financial Position is $515,000 of the net deferred tax liability.

Deferred taxes from continuing operations result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences for 1992 and 1991 under the deferred method were as follows (in thousands):

                                                   Deferred    Deferred
                                                    Method      Method
                                                     1992        1991
                                                   --------------------
Depreciation and depletion                         $(18,867)   $ 12,562
Recontek write-down                                  (9,507)
Aircraft write-downs                                  6,205     (12,782)
Net operating loss carryforward                       3,253      (3,030)
Marketable securities transactions                    4,049         477
Financing and leveraged leases                           78      (1,792)
Net effect of tax benefit transfer agreements          (265)       (411)
Foreign currency translation                            661          59
Intangible drilling costs                               236         511
Amortization of start-up costs                          523         392
Other                                                   545         962
                                                   --------------------
                                                   $(13,089)   $ (3,052)
                                                   ====================

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
The Internal Revenue Service is in the final stages of auditing PSG's consolidated tax returns covering the years 1988 through 1991. The IRS has preliminarily proposed a different amortization period for intangibles. It is expected that the tax deficiency and accrued interest will be approximately $5 million. This liability has been accrued in deferred taxes. The IRS audit will also reduce the net operating loss carryforwards as well as increase the tax basis of intangibles.


10.  BUSINESS SEGMENTS

PSG operates four principal business segments - fuel sales and distribution, aircraft leasing, oil and gas production and development, and metallic waste recycling.

Revenues from USAir, Inc. equaled 18%, 20% and 17% of total revenues in the years 1993, 1992 and 1991, respectively.

Fuel sales and distribution revenues from one airline customer amounted to 11%, 13% and 15% of total revenues in 1993, 1992 and 1991. Similar revenues from another airline amounted to 14% of total revenues in 1993. Because of the low margins in this segment, the loss of individual customers likely will not have a material effect on consolidated operating results.

Revenues; income (loss) before interest, taxes, minority interest and cumulative effect of change in accounting; depreciation, depletion and amortization; identifiable assets; and capital additions for each of PSG's principal business segments for the three years ended December 31, 1993 are included under "Selected Financial Data" on pages 6 through 16 of this Annual Report and are an integral part of these Consolidated Financial Statements. A reconciliation of this Selected Financial Data for the principal business segments follows (in thousands):

                                                   1993        1992        1991
                                              -----------------------------------
REVENUES FROM CONTINUING OPERATIONS:
 Principal business segments                     $151,865    $132,409    $132,217
 Corporate and other                                5,757      12,780      44,911
                                              -----------------------------------
   Total                                         $157,622    $145,189    $177,128
                                              ===================================
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INTEREST, TAXES, MINORITY INTEREST
  AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING:
 Principal business segments                     $ (2,938)   $(52,939)   $ (8,036)
 Corporate and other                                2,034       4,382      18,320
                                              -----------------------------------
   Total                                         $   (904)   $(48,557)   $ 10,284
                                              ===================================
DEPRECIATION, DEPLETION AND AMORTIZATION:
 Principal business segments                     $ 16,130    $ 17,264    $ 17,439
 Corporate and other                                  117         499       2,591
                                              -----------------------------------
   Total                                         $ 16,247    $ 17,763    $ 20,030
                                              ===================================

- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                    1993       1992       1991
                               ---------------------------------
IDENTIFIABLE ASSETS:
 Principal business segments      $341,375   $366,314   $416,340
 Corporate and other                25,402     47,061     80,237
 Discontinued operations            15,313     17,782     20,268
                               ---------------------------------
   Total                          $382,090   $431,157   $516,845
                               =================================
CAPITAL ADDITIONS:
 Principal business segments      $  1,427   $  4,642   $ 13,202
 Corporate and other                     3         11        989
                               ---------------------------------
   Total                          $  1,430   $  4,653   $ 14,191
                               =================================


11.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Position, when it is practicable to estimate such value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of PSG.

The following methods and assumptions were used by PSG in estimating fair value disclosures for its financial instruments:

  CASH AND CASH EQUIVALENTS: The carrying amounts approximate fair value because of the short maturity of these items.

  MARKETABLE SECURITIES: The fair value for marketable securities is based on quoted market prices.

  NOTES RECEIVABLE: The fair value for notes receivable are estimated using discounted cash flow analyses, using interest rates which might be offered if the notes were renegotiated currently.

  DEBT INSTRUMENTS: The carrying value of PSG's borrowings under its Bank Credit Agreement represents fair value since repayment occurred in March 1994. The fair value of PSG's other debt is estimated using discounted cash flow analyses, based on management's best estimate of current market rates for similar types of borrowing arrangements.


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
  LETTERS OF CREDIT: The fair value of letters of credit is calculated by discounting the fees on the letters of credit using the interest rate in PSG's Bank Credit Agreement.

The estimated fair value of PSG's financial instruments at December 31, 1993 and 1992 (in thousands) is as follows:


                                                 1993                    1992
                                      ------------------------------------------------
                                         Carrying      Fair      Carrying      Fair
                                           Value       Value       Value       Value
                                      ------------------------------------------------
Financial assets:
 Cash and cash equivalents                $  5,007    $  5,007    $ 12,399    $ 12,399
 Marketable securities                       8,901       9,818      16,541      16,516
 Notes receivable                            9,310       9,683      19,303      20,410
                                      ------------------------------------------------
                                          $ 23,218    $ 24,508    $ 48,243    $ 49,325
                                      ================================================
Financial liabilities:
 Debt instruments                         $178,159    $182,017    $205,720    $203,379
                                      ================================================
Unrecognized financial instruments:
 Letters of credit                               -    $  4,871           -    $  4,877
                                      ================================================

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
   (In thousands except per share data)


1993 QUARTERS                              First      Second     Third      Fourth
- ----------------------------------------------------------------------------------
Continuing operations:
 Revenues                                 $41,411    $39,410    $38,397   $ 38,404
 Gross profit (loss)                        6,333      5,108      4,562    (11,258)
Net loss from continuing operations          (922)    (2,133)      (686)   (10,394)
Net loss from discontinued operation         (517)      (424)    (2,063)    (4,231)
Change in accounting                        2,900
                                       -------------------------------------------
   Net income (loss)                        1,461     (2,557)    (2,749)   (14,625)
Income (loss) per share:
 Continuing operations                       (.15)      (.35)      (.11)     (1.71)
 Discontinued operation                      (.09)      (.07)      (.34)      (.70)
 Change in accounting                         .48
                                       -------------------------------------------
   Net income (loss)                          .24       (.42)      (.45)     (2.41)

- --------------------------------------------------------------------------------

1992 QUARTERS                              First      Second     Third      Fourth
- ----------------------------------------------------------------------------------
Continuing operations:
 Revenues                                 $33,438    $30,496    $38,852   $ 42,403
 Gross profit (loss)                        7,195      5,951      5,969    (59,364)
Net loss from continuing operations          (433)    (1,637)    (1,166)   (52,136)
Net loss from discontinued operation       (1,973)    (2,869)    (3,431)    (3,937)
                                       -------------------------------------------
   Net loss                                (2,406)    (4,506)    (4,597)   (56,073)
Loss per share:
 Continuing operations                       (.08)      (.27)      (.19)     (8.64)
 Discontinued operation                      (.34)      (.48)      (.57)      (.65)
                                       -------------------------------------------
   Net loss                                  (.42)      (.75)      (.76)     (9.29)

Gross profit (loss) is income (loss) from continuing operations before interest expense, general and administrative expenses, minority interest, credit for taxes and cumulative effect of change in accounting. In the fourth quarter of 1992, PSG wrote-down Recontek's assets by $56.4 million. In the fourth quarters of 1993 and 1992, write-downs of $17 million and $9.9 million, respectively, were recorded related to two 747-100 aircraft previously leased to Pan Am and currently held for sale.

13.  OIL AND GAS OPERATIONS (UNAUDITED)

CHANGES IN ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES BASED ON INTERNAL RESERVE REPORTS (IN THOUSANDS):

                                                          Oil        Gas
                                                        (Bbls)*    (Mcf)*
                                                     --------------------
December 31, 1990                                         7,235     5,714
 Revisions of previous estimates                            294       978
 Extensions, discoveries and other additions                831
 Purchases of reserves in place                             864       149
 Sales of reserves in place                                  (1)      (29)
 Production                                                (447)     (648)
                                                     --------------------
December 31, 1991                                         8,776     6,164
 Revisions of previous estimates                            122      (678)
 Sales of reserves in place                                 (26)      (78)
 Production                                                (434)     (559)
                                                     --------------------
December 31, 1992                                         8,438     4,849
 Revisions of previous estimates                           (977)     (525)
 Extensions, discoveries and other additions                  2        90
 Sales of reserves in place                                (161)     (210)
 Production                                                (446)     (467)
                                                     --------------------
December 31, 1993                                         6,856     3,737
                                                     ====================
*  Bbls = barrels; Mcf = one thousand cubic feet.

                                                                              35


Net proved developed reserves at December 31, 1991        5,763     6,164
                                                     ====================
Net proved developed reserves at December 31, 1992        5,298     4,849
                                                     ====================
Net proved developed reserves at December 31, 1993        4,665     3,737
                                                     ====================


  CAPITALIZED COSTS AND COSTS INCURRED (IN THOUSANDS) - The aggregate costs at December 31, 1993, 1992 and 1991 relating to oil and gas producing activities (all of which are in the continental United States) are presented below for capitalized costs and costs incurred.

                                                       1993       1992       1991
                                                  --------------------------------
Capitalized costs:
 Proved properties                                  $ 34,457   $ 41,057   $ 40,247
 Unproved properties net of allowance for
   abandonments                                            5          8          3
                                                  --------------------------------
   Total                                              34,462     41,065     40,250
Accumulated depreciation, depletion and
   amortization                                      (14,533)   (17,394)   (16,589)
                                                  --------------------------------
   Net capitalized costs                            $ 19,929   $ 23,671   $ 23,661
                                                  ================================

Costs incurred:
 Property acquisition costs                         $     10   $     25   $    848
 Exploration costs, including unsuccessful wells           8         12          7
 Development costs                                     1,324      2,155      5,285
                                                  --------------------------------
   Total expenditures                               $  1,342   $  2,192   $  6,140
                                                  ================================


RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (IN THOUSANDS) - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1993, 1992 and 1991 were as follows:

                                                      1993       1992       1991
                                                  -------------------------------
Oil and gas revenues                                $ 8,907    $10,483    $10,367
Production costs                                     (5,501)    (5,409)    (4,418)
Exploration costs                                        (8)       (12)      (457)
Depreciation, depletion and amortization             (1,954)    (2,007)    (1,828)
                                                  -------------------------------
Income before income tax expense                      1,444      3,055      3,664
Income tax expense                                     (491)    (1,226)    (1,443)
                                                  -------------------------------
Income from operations for producing activities     $   953    $ 1,829    $ 2,221
                                                  ===============================


Standardized Measure of Discounted Future Net Cash Flows (IN THOUSANDS)

Pursuant to Statement of Financial Accounting Standards No. 69, all publicly traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimated quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of PSG's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks. The tables below present the required information relating to PSG's proved oil and gas reserves as of December 31, 1993, 1992 and 1991. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented.

                                                      1993       1992        1991
                                                 ----------------------------------
Future cash inflows                                $ 98,741    $167,669    $172,351
Future production costs                             (56,036)    (82,945)    (73,257)
Future development and abandonment costs             (7,346)     (8,866)     (7,917)
                                                 ----------------------------------
Future net cash inflows before income tax/(a)/       35,359      75,858      91,177
Future income tax expenses                           (7,347)    (18,307)    (29,954)
                                                 ----------------------------------
Future net cash flows                                28,012      57,551      61,223
Discount factor at 10%                              (15,531)    (27,548)    (26,641)
                                                 ----------------------------------
Standardized measure of discounted future
   net cash flows                                  $ 12,481    $ 30,003    $ 34,582
                                                 ==================================

  (a) The discounted present value at 10% of future net cash inflows before income taxes was $15,254, $36,831 and $48,159 as of December 31, 1993, 1992
     and 1991, respectively.

                                                1993      1992      1991
                                            ------------------------------
Year-end market price used for
   future cash inflows:
    Crude oil - per barrel                      $12.50    $18.00    $18.20
    Natural gas - per thousand cubic feet         2.15      2.00      1.60


The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1993, 1992 and 1991:

                                                          1993       1992       1991
                                                     --------------------------------
Standardized measure at beginning of the year          $ 30,003    $34,582   $ 49,170
 Revenues less product costs for the year                (3,385)    (4,194)    (5,869)
Net change in sales prices net of production costs      (15,264)    (5,296)   (29,250)
 Purchases of reserves in place                                                 3,998
 Extensions and discoveries                                 130                 4,913
Changes in estimated future development costs               669     (1,560)    (1,008)
Costs incurred that reduced future development
   costs                                                    520      1,304      1,301
 Revisions of previous quantity estimates                (2,946)        45      2,446
 Accretion of discount                                    3,683      4,816      7,076
 Net change in income taxes                               4,055      5,104      8,015
 Sale of reserves in place                                 (800)      (167)       (18)
Changes in production rates (timing) and other           (4,184)    (4,631)    (6,192)
                                                     --------------------------------
Standardized measure at end of year                    $ 12,481    $30,003   $ 34,582
                                                     ================================


REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS
PS GROUP, INC.

We have audited the accompanying consolidated statements of financial position of PS Group, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.



/s/ Ernst & Young

San Diego, California
February 18, 1994,
except for Notes 2 and 3, as to which the date is March 14, 1994

PS GROUP, INC.
DIRECTORS AND OFFICERS


DIRECTORS
PS GROUP, INC.

Charles E. Rickershauser, Jr.
Chairman of the Board of
PS Group, Inc.

George M. Shortley
President & Chief Executive
Officer of PS Group, Inc.

Howard P. Allen
Chairman of the Executive
Committee, SCEcorp and
Southern California Edison
Company

Robert M. Fomon
President, Robert M. Fomon
and Company (a private
investment company)

J.P. Guerin
Private Investor

Donald W. Killian, Jr.
Attorney-at-Law, of Counsel to Call, Clayton & Jensen

Gordon C. Luce
Independent Financial
Advisor


OFFICERS
PS GROUP, INC.

Charles E. Rickershauser, Jr.
Chairman of the Board

George M. Shortley
President & Chief Executive Officer

Lawrence A. Guske
Vice President - Finance &
Chief Financial Officer

Johanna Hinds
Vice President & Controller

Dennis C. O'Dell
Vice President, General
Counsel & Secretary



OFFICERS
PS TRADING, INC.

Douglas A. Jones
President


OFFICERS
STATEX PETROLEUM, INC.

B. Andrew Wilkinson
President & Chief Operating
Officer

Dhar Carman
Executive Vice President & Chief Financial Officer

PS GROUP, INC.
INVESTOR INFORMATION



COMMON STOCK TRANSFER AND
DIVIDEND DISBURSING AGENT & REGISTRAR
- -------------------------------------

Questions regarding stockholder's accounts should be directed to:

  Chemical Trust Company of California
  450 West 33rd Street, 8th Floor
  New York, New York  10001
  Attention:  Shareholders' Relations
  800-356-2017

Common Stock listed on the New York and Pacific Stock Exchanges.  Symbol:  PSG


CORPORATE OFFICES
- -----------------

4370 La Jolla Village Drive, Suite 1050
San Diego, California  92122
619-546-5001


AUDITORS
- --------

Ernst & Young
501 West Broadway, Suite 1200
San Diego, California  92101


ANNUAL MEETING
- --------------

May 24, 1994 at 11:00 a.m.

Marriott Hotel - La Jolla
4240 La Jolla Village Drive
La Jolla, California  92037



MARKET PRICES OF COMMON STOCK
- --------------------------------

                                     High      Low
                                   ------   ------
1992:
 First quarter                     35 1/4   23 3/4
 Second quarter                    25 1/4   12 3/4
 Third quarter                     18 1/2   13 3/4
 Fourth quarter                    15 3/4    8

1993:
 First quarter                     16        9
 Second quarter                    12 1/2    9 7/8
 Third quarter                     12 5/8   10 1/4
 Fourth quarter                    15 1/2   10 1/8

DIVIDENDS ON COMMON STOCK
- -------------------------

No cash dividends were declared in 1993. Refer to Note 3 of the Notes to the Consolidated Financial Statements for a description of the restriction on the payment of future cash dividends.


INVESTOR RELATIONS
- ------------------

As of March 11, 1994 there were 1,774 holders of record of PSG's common stock.

PSG will supply to stockholders, upon written request and without charge, a copy of PSG's annual report on Form 10-K for the year 1993.