Form 10-K405, Exhibit 13
period 1994-12-31
PS GROUP INC
filed 1995-04-13
CIK 80966

PS GROUP, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS

================================================================================

PS GROUP, INC. (NYSE Symbol: PSG), PSG operates three principal business segments - fuel sales and distribution, aircraft leasing, and oil and gas production and development. In March 1994 the assets of USTravel Systems Inc. (USTravel), PSG's travel management segment, were sold. In August 1994 PSG adopted a plan to close-down or sell a metallic waste recycling plant, the major asset of Recontek, Inc. (Recontek), a subsidiary of PSG, and in December 1994 the plant was sold. Accordingly travel management and metallic waste recycling are shown as discontinued operations.

FOR THE YEAR                                          1994         1993*        1992*        1991*        1990*
- ----------------------------------------------------------------------------------------------------------------
                                                        (In thousands, except per share data and ratios)
Revenues from continuing operations             $  125,448   $   156,968   $  145,118   $  176,751   $  161,513
Income (loss) from continuing operations
  before extraordinary item and
  change in accounting                              (4,582)       (8,842)       2,082        3,362        7,389
Income (loss) from discontinued operations          11,818       (12,528)     (69,664)     (27,303)     (17,419)
Extraordinary item                                                                                         (433)
Cumulative effect of change in accounting                          2,900
                                                ----------------------------------------------------------------
     Net income (loss)                               7,236       (18,470)     (67,582)     (23,941)     (10,463)

Income (loss) per common share:
  Continuing operations                               (.76)        (1.46)         .35          .62         1.33
  Discontinued operations                             1.95         (2.07)      (11.68)       (5.00)       (3.14)
  Extraordinary item                                                                                       (.08)
  Cumulative effect of change in accounting                          .48
                                                ----------------------------------------------------------------
     Net income (loss) per share                      1.19         (3.05)      (11.33)       (4.38)       (1.89)

Cash dividends per common share                                                   .15          .60          .60

Capital additions                                      485         1,430        2,451        7,350        7,031

AT YEAR END
- ----------------------------------------------------------------------------------------------------------------
Total assets                                       361,258       381,206      429,955      497,717      578,775
Total debt                                         137,225       163,159      190,719      215,140      260,050
Stockholders' equity                               129,151       121,899      140,243      190,685      217,903
Stockholders' equity per share                       21.28         20.10        23.22        34.90        39.89
Debt to equity ratio                             1.06 to 1     1.34 to 1    1.36 to 1    1.13 to 1    1.19 to 1

COMPARABILITY
- ----------------------------------------------------------------------------------------------------------------

Results from continuing operations are not comparable between years due to unusual items, the most significant of which are: (i) in 1990, a write-down of $15 million in the carrying value of PSG's marketable securities was charged to operations, (ii) in 1994, 1993, 1992 and 1991, gains (net of losses) of $ .6 million, $2.5 million, $3 million and $13.7 million, respectively, were recorded on marketable equity securities' transactions, (iii) in 1994, 1993, 1992 and 1991, PSG recorded write-downs of $7.2 million, $17 million, $9.9 million and $31.2 million, respectively, related to 747 aircraft previously leased to airlines which have declared bankruptcy and (iv) in 1994 an accrual of $5 million was made for the conditional settlement of securities litigation. (All amounts discussed are pretax.)
* Information for the years 1990 through 1993 has been restated to show the metallic waste recycling segment as a discontinued operation; travel management was previously shown as a discontinued operation in the 1993 Annual Report to Shareholders.

================================================================================

                                                                              1.

LETTER TO STOCKHOLDERS

================================================================================

In 1994 the basic restructuring of PSG resulting from the effort to satisfy the obligations under our bank credit agreement and thereby avoid foreclosure on our assets pledged to the banks was completed. As mentioned last year, the assets of the travel management business were sold in early 1994 and the sales proceeds were used to repay outstanding borrowed funds and to partially collateralize the outstanding letters of credit. In April 1994 the borrowing on the 737-300 aircraft leased to America West Airlines, Inc. was completed and the proceeds were used to complete the cash collateralization of the letters of credit. In June 1994 the industrial revenue bonds on Recontek's metallic waste recycling plant, which were backed by a bank letter of credit, were paid in full.

In August 1994 we decided to close-down or sell the metallic waste recycling plant, which was Recontek's major asset, and thereby record a loss provision for close-down. In late December 1994 this facility was sold and the sale proceeds reduced the earlier recorded loss provision. At year end 1994 the loss provision on the two 747-100 freighter aircraft held for sale was increased by $7.2 million. Also at year end 1994 a $5 million charge was recorded to reflect a conditional settlement in March 1995 of the securities litigation filed in 1992.

AIRCRAFT LEASING

While the uncertainties related to the loss-ridden travel management and metallic recycling businesses were eliminated in 1994 with their sale, the uncertainty related to PSG's largest area of investment, aircraft leasing, remains. PSG's largest aircraft lessee, USAir, Inc. (USAir), (16 out of 21.3 aircraft) incurred substantial losses and suffered deteriorating liquidity in 1994. During 1994 USAir proposed a massive cost reduction program to save $1 billion per year ($500 million from wage and benefit costs reductions). In March 1995 USAir announced a preliminary agreement with its pilots union as to a reported $190 million in annual expense savings for a five year period in exchange for "financial returns and governance participation." While this is an important step in USAir's goal to achieve a total of $500 million in annual wage and benefit savings and while all of USAir's unions have expressed their commitment to finalize agreements to strengthen USAir, as of April 10, 1995 uncertainty remains as to USAir's future. Continental Airlines, Inc. (Continental), PSG's second largest aircraft lessee, also recorded losses in 1994 as a result of an unsuccessful low fare, simplified service concept introduced in new and expanded markets. Continental is now redirecting its operations and implementing new cost savings programs. If either USAir or Continental fail in their attempts to reduce expenses and cease to pay rent on some or all of the aircraft they lease from PSG, there will be a material adverse impact on PSG. Due to USAir's and Continental's financial condition, there is uncertainty as to whether PSG will recover its investment in aircraft leased to them. Consequently, the opinion from PSG's independent auditors on PSG's 1994 financial statements includes an emphasis paragraph with respect to such uncertainties. PSG's future will continue to be substantially dependent on the future of these two airlines, particularly USAir. (See page 16 for information on the negative impacts on PSG.)

The information reported herein relating to PSG's aircraft lessees was obtained from published media reports. PSG refers readers to public information regarding USAir, Continental and America West for further details relating to their financial condition.

================================================================================

2.

================================================================================

PSG'S 1994 RESULTS

Comparative results for 1994 versus 1993 for continuing operations, discontinued operations and net income (loss) are as follows:

                                                 (millions)            (per share)
                                           --------------------  ----------------------
                                                1994      1993         1994      1993
                                           -----------  ---------  ----------  --------
Loss from continuing operations              $  (4.6)   $ (8.9)     $  (.76)   $(1.46)
Gain (loss) from discontinued operations:
 Travel management                              12.7      (7.2)        2.10     (1.19)
 Metallic waste recycling                        (.9)     (5.3)        (.15)     (.88)
                                           -----------  ---------  ---------- ---------
                                                11.8     (12.5)        1.95     (2.07)
Cumulative effect of change in
 accounting for income taxes                               2.9                    .48
                                           -----------  ---------  ---------- ---------
Net income (loss)                            $   7.2    $(18.5)     $  1.19    $(3.05)
                                           ===========  =========  ========== =========

The following table reflects (in thousands) components of PSG's losses for 1994, 1993 and 1992 (before discontinued operations and taxes) by major business segment, including marketable securities transactions:


                                                    1994/(a)/   1993/(a)/   1992/(a)/
                                               ---------------------------------------
   Fuel sales and distribution (PS Trading)    $  1,402      $  1,326       $  1,252
   Aircraft leasing/(b)/                         (1,538)       (8,644)         1,044
   Oil and gas production and development
    (Statex Petroleum)/(c)/                       1,381        (1,336)         2,939
   Marketable securities/(d)/                     2,486         5,237          8,149
   Interest on debt/(e)/                           (801)       (6,121)        (5,642)
   Corporate and other/(f)/                     (10,111)       (3,723)        (3,779)
                                               ----------    ----------     ----------
                                               $ (7,181)     $(13,261)      $  3,963
                                               ==========    ==========     ==========

  (a)  Refer to the consolidated financial statements for more information.
  (b) Includes aircraft write-downs of $7.2 million in 1994, $17 million in 1993 and $9.9 million in 1992.
  (c) Includes a write-down of $1.8 million and a $.7 million loss on oil and gas property sale in 1993.
  (d) Includes interest and dividend income as well as gains and losses on security transactions.
  (e) Excludes interest on aircraft lease financings which is included in the aircraft leasing segment. Includes foreign exchange losses of $3.9 million and $2 million in 1993 and 1992, respectively.
  (f) Includes provisions for settlement of litigation and officers' employment contracts totaling $6.1 million in 1994, and a $1 million gain on the sale of a flight training operation in early 1992.

Interest expense (excluding aircraft financings) is shown separately so the reader can better determine the results of each line of business without the effect of how it is financed.


================================================================================

                                                                              3.

================================================================================

METALLIC WASTE RECYCLING

A year ago we reported that Recontek had been successfully recycling limited amounts of certain types of metal laden hazardous waste and that the future challenge was to obtain sufficient customers to increase volume to cover cash operating expenses. At that time the potential for a small profit was seen. However, in August 1994 it was decided that sufficient progress was not being made to justify continuing financial support. A plan to close-down or sell Recontek's metallic waste recycling plant was adopted and the metallic waste recycling segment became a discontinued operation. A pretax loss provision of approximately $3.8 million was recorded in the second quarter of 1994. Subsequently, an agreement was reached to sell this facility and the sale closed in late December 1994. With the sale, approximately $2.5 million of the loss provision was reversed and Recontek's name was changed to PSG Services, Inc.
(PSGS). PSGS is attempting to sell the remaining unused Part B permits/applications and property. If sold, the estimated sale proceeds will not be significant. We appreciate the loyal, dedicated former Recontek employees who assisted in and stayed through the sale process.

PS TRADING AND STATEX PETROLEUM

PS Trading, Inc. (PST), the fuel sales and distribution subsidiary of PSG, recorded a pre-interest, pretax profit of $1.4 million in 1994, about the same as in 1993. PST plans to expand its wholesale sales organization in 1995 and thereby boost revenues and income.

Statex Petroleum, Inc. (Statex), the oil and gas production and development subsidiary of PSG, improved results over 1993 by recording a pre-interest, pretax profit of $1.4 million. Statex will delay capital expenditures necessary to produce the proved, undeveloped reserves in Statex's primary Texas waterflood project until oil prices stabilize at $2 to $3 per barrel above year-end levels.

LITIGATION SETTLEMENT

In March 1995 PSG reached an agreement in principle to settle for $5 million all pending class action litigation against PSG and certain of its officers and directors. In the litigation, which was originally filed as four parallel class actions in 1992 and later consolidated before a federal court in Illinois, it was alleged that PSG's filings with the Securities and Exchange Commission and its informal public statements were misleading with respect to the progress and prospects of Recontek. The suits were brought on behalf of all persons who purchased securities of PSG during the period February 25, 1991 through February 20, 1992. PSG continues to deny all claims in the litigation, and a substantial factor in the decision to settle was the substantial cost that would be incurred to litigate the matter through trial. The settlement was recommended by a disinterested special litigation committee of PSG's Board of Directors, with the advice of independent counsel.

The effectiveness of the settlement is subject to reaching a definitive agreement and certain other conditions, including the payment by USAir, Inc. of its rental payment obligations in the amount of $13.5 million, which were due by March 31st and April 3rd, 1995 for 15 aircraft leased by PSG to USAir. These payments were received on time. The settlement is also subject to approval by the federal court, which will review the fairness of the settlement. As required by the Federal Rules of Civil Procedure, notice of the

================================================================================
4.

================================================================================

settlement will be given to class members, describing the settlement and permitting class members to participate in, object to, or opt out of the settlement.

POTENTIAL RESTRICTION IN USE OF FUTURE TAX BENEFITS

As discussed in Note 8 of the Notes to Consolidated Financial Statements, as of December 31, 1994, PSG has a federal tax loss operating carryforward of $90.1 million, a California net operating loss carryforward of $19.6 million and unused investment tax credits of $12.5 million. In addition to the customary financial and legal difficulties ordinarily involved in using these carryforwards and credits, there is a special limitation which shareholders should be aware of that arises when stock ownership changes exceed a "calculated" 50% over a three year period. The change in ownership calculation, which is heavily influenced by changes in shares held by owners of 5% or more of PSG stock, is both complex and confusing. In addition, the issuance of new equity securities or the buyback of outstanding common stock by PSG would negatively effect the change in ownership calculation. Therefore, PSG will likely be constrained in its ability to effect such equity transactions while there is concern as to the change of ownership calculation. While this test has not yet been exceeded, the most recent calculation did disclose a change in ownership of approximately 38% over the three year period ending December 31, 1994. Generally, PSG has no control over either the purchase or sale of shares by 5% shareholders, however, the resulting effect of such changes could be the payment by PSG of taxes that would otherwise not be due. As of December 31, 1994 this limitation would theoretically limit PSG's future tax carryforwards and unused tax credits usage to approximately $4 million per year.

CHANGE IN OFFICERS AND DIRECTORS

Reflecting the reduced operations of PSG, on October 1, 1994 George M. Shortley resigned as President and CEO and Dennis C. O'Dell resigned as Vice President and General Counsel. George served PSG and Pacific Southwest Airlines for over 25 years and Dennis served for over 14 years. We thank them both for their dedicated service and wish them well in their future endeavors. The undersigned assumed the CEO responsibilities effective October 1, 1994.

Howard P. Allen resigned as a Director of PSG in December 1994. Howard was a Director for over 15 years. We very much appreciate Howard's dedicated services and active participation and diligence in fulfilling the Board's responsibilities. With Howard Allen's resignation, the Board of Directors was reduced in size to five members.

Sincerely,


/s/ Charles E. Rickershauser, Jr.

CHARLES E. RICKERSHAUSER, JR.
Chairman of the Board and
 Chief Executive Officer

April 10, 1995

================================================================================

                                                                              5.

FUEL SALES AND DISTRIBUTION

================================================================================

PS Trading, Inc. (PST) operations, which are characterized by large revenues and small operating margins, are composed of three separate divisions consisting of aviation fuel sales, wholesale fuel marketing and facility services.

AVIATION FUEL SALES - From its formation in 1980 until 1991, PST's primary business focus was sales of aviation fuel to scheduled airlines. Large commercial airlines no longer dominate PST's aviation sales. Part of this decline was a result of PST's decision not to rebid large contracts with de minimis margins and also the discontinuance of business with airlines who were experiencing financial adversity. In 1994 aviation fuel sales remained PST's largest revenue generator with a diversity of business from higher margin/lower volume sales to corporate, charter and cargo operators along with limited sales to scheduled passenger air carriers. PST will continue to focus on this same business in 1995 with renewed emphasis on providing responsive, quality service at reasonable margins.

WHOLESALE FUEL MARKETING - PST's growth segment in 1994 and area of emphasis for future growth is wholesale fuel marketing. Sales volumes of refined petroleum products (primarily diesel and gasoline) to commercial, military, municipal and reseller customers increased 31% over 1993. PST's customer base grew during 1994 in California, Arizona and Nevada, while new sales territories in New Mexico and Oregon were being developed. As planned, PST began shipping pipeline quantities of gasoline and diesel fuel to selected terminals in California and Arizona during the third quarter of 1994. These pipeline purchases have reduced PST's average cost of fuel and resulted in greater profitability and higher sales volumes. During 1995, PST's plan is to continue sales development in existing areas and to begin shipping via pipeline to Washington and Oregon. Much of 1995 will be devoted to expanding sales capabilities by employing additional sales representatives, improving customer support services, and continuing to develop a formal employee training program.

FACILITY SERVICES - PST owns or leases limited fuel storage facilities or pipelines in several locations including San Francisco, Oakland and Los Angeles. During 1994 PST leased terminal storage capacity in San Diego, Sacramento, Stockton and Chico, California and Phoenix, Arizona. During 1995 PST plans on leasing additional storage capacity in Seattle, Portland, Albuquerque and Los Angeles.

- ---------------------------------------------------------------------------------------
OPERATING STATISTICS                            1994     1993     1992     1991    1990
- ---------------------------------------------------------------------------------------
Gallons of fuel sold (in thousands) /(a)/    111,855  145,281  112,663  100,040  91,445
Average price per gallon (in cents) /(a)/         70       73       75       73      86
Employees at year-end                             23       24       21       18      18
Spot sales (in thousands of dollars)                                        819   4,999

  (a) Statistics exclude spot sales. Spot sales are one-time sales of large blocks of fuel typically with de minimis margins.

================================================================================

6.

================================================================================

- -----------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)      1994       1993      1992      1991      1990
- -----------------------------------------------------------------------------------------
Operating revenues                      $ 79,642  $ 106,904  $ 85,450  $ 75,302  $ 84,756
Operating expenses                        78,240    105,578    84,198    74,177    82,689
                                        -------------------------------------------------
Income before interest and taxes           1,402      1,326     1,252     1,125     2,067

Identifiable assets at year-end           17,943     15,975    14,161    12,756    13,271
Net assets before debt at year-end/(b)/    8,033      9,430     7,612     8,978     9,857
Capital additions                             64         67       203       153        74
Depreciation and amortization                321        336       366       400       440
Income before interest and taxes as
  a percent of revenues                     1.8%       1.2%      1.5%      1.5%      2.4%

   (b)  Identifiable assets less current liabilities.


- --------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1992 THROUGH 1994 AND KNOWN TRENDS
- --------------------------------------------------------------------------------

Revenues decreased 26% during 1994 compared to 1993 due to a 23% decrease in the gallons of fuel sold and a 4% decrease in the average sales price per gallon. Most of the volume reduction relates to declines in sales to one airline and the discontinuance of sales to another airline. This did not have a material affect on net operating results.

Between 1992 and 1993 operating revenues increased 25% due to a 29% rise in gallons sold; the increase in gallons sold was partially offset by a 3% decrease in the average price per gallon. The increase in gallons sold from 1990 through 1993 was the result primarily of enhanced marketing efforts.

Income as a percent of revenues varies because of changing margins on fuel distribution contracts (largely due to competitive pricing) and the percentage of lower volume/higher margin customers. With PST now holding more fuel in inventory, it will be subject to greater variation in profitability due to fuel price fluctuation. Because of the narrow margins generated by the fuel sales and distribution activity, substantial increases in revenues are required to significantly improve this segment's operating results.




================================================================================

                                                                              7.

AIRCRAFT LEASING

================================================================================

PSG's aircraft leasing business represents the major portion of its assets and its largest source of cash flow. Even though PSG has no current intention to expand its leasing activity, this segment will likely remain the main factor in PSG's operations. PSG's lease portfolio is comprised of large commercial aircraft in passenger configuration that are leased to large US airlines whose primary operations are scheduled passenger service in the continental United States. All required lease payments were made timely by the lessees in 1994 and during the first quarter of 1995.

TYPE OF AIRCRAFT LEASES. All of PSG's leases are net leases, which provide that the lessees bear the direct operating costs and the risk of physical loss of the aircraft, pay taxes, maintain the aircraft, indemnify PSG against any liability suffered as the result of any act or omission of the lessee, maintain casualty insurance in an amount equal to the specific amount set forth in the lease (which may be less than market value) and maintain liability insurance naming PSG as an additional insured. In general, substantially all obligations connected with the operation and maintenance of the leased aircraft are assumed by the lessee and minimal obligations are imposed upon PSG. The leases also typically provide that in those limited instances where the lessees have the voluntary right to terminate the lease, the lessee is obligated to pay PSG a stipulated sum which would retire any existing indebtedness relating to the aircraft and otherwise provide PSG with the same economic value it would have received had the lease continued.

PSG'S AIRCRAFT LESSEES. PSG's aircraft lessees are USAir, Inc. (USAir), Continental Airlines, Inc. (Continental) and America West Airlines, Inc. (America West). The information reported herein relating to PSG's aircraft lessees was obtained from published media reports. PSG refers readers to public information regarding USAir, Continental and America West for further details relating to their financial condition. Since PSG's leases are relatively long-term (the longest lease expires in 2008), PSG is concerned as to both the current and long-term futures of its three lessees. A summary of the recent results and current status of each of PSG's lessees follows:

. USAIR leases 16 of PSG's aircraft - six MD-80 aircraft and ten BAe 146-200 aircraft. Since mid-1992 the BAe-146s have been out of service. USAir recorded additional loss reserves in 1994 against their 18 non-operating 146s (10 of which are leased from PSG). 1994 was a very difficult year for USAir. Added low fare/low cost competition from Continental (Continental Lite see below) and another new entrant into some of USAir's markets, two aircraft accidents with fatalities, which negatively impacted passenger levels, and a lack of progress in 1994 on reaching agreement with USAir's labor unions to reduce annual operating costs by $500 million all had significant impact on increasing USAir's losses in 1994. USAir recorded a net loss of $716 million in 1994 versus a 1993 loss of $375 million. To conserve cash during 1994, USAir suspended payment of preferred dividends and cancelled contracts to purchase new aircraft. The consolidated cash balance for USAir and its parent totalled $450 million at December 31, 1994. The projected cash balance of USAir at the end of the first quarter of 1995 is $200 million. USAir also announced the sale in February 1995 of 11 aircraft to be delivered in 1995, which will help reduce operating expenses. In March 1995, USAir announced a preliminary agreement with its pilots union as to a reported $190 million in annual expense savings for a five year period in exchange for "financial returns and

================================================================================

8.

================================================================================

   governance participation." While this is an important step in USAir's goal to achieve a total of $500 million in annual wage and benefit savings and while all of USAir's unions have expressed their commitment to finalize agreements to strengthen USAir, as of April 10, 1995 uncertainty remains as to USAir's future. If USAir fails in its attempt to reduce expenses and ceases to pay rent on some or all of the aircraft it leases from PSG, there will be a material adverse impact on PSG. Due to USAir's financial condition there is uncertainty as to whether PSG will recover its investment in aircraft leased to USAir.

. CONTINENTAL leases one MD-80 and one 737-300 from PSG as well as seven older 737-200 aircraft in which PSG has a one-third interest. During 1994 Continental significantly expanded their new low fare service called Continental Lite. This new service was not successful and was being scaled back in early 1995. Year-end 1994 results included a charge of about $400 million related to 42 aircraft Continental will phase out of its fleet (none of which are PSG aircraft) plus charges for other cutbacks. Continental finished 1994 with approximately $400 million in cash, $110 million of which is restricted as to usage. In addition, new aircraft scheduled for delivery in 1996 and 1997 were delayed one year and Continental is also seeking to modify future debt payments. Continental, in comparison with many other carriers, has a lower cost structure. This lower cost structure should help sustain Continental as it is working to increase revenues while it reduces and redeploys part of its fleet. Until this redirection and cost reduction is successfully completed, there is uncertainty as to Continental's future. Due to Continental's financial condition there is uncertainty as to whether PSG will recover its investment in aircraft leased to Continental.

. AMERICA WEST leases one 737-300 aircraft from PSG. America West completed its reorganization and emerged from bankruptcy in August 1994. As part of the reorganization, America West is partially owned by Continental. Both carriers are implementing various programs to cross feed passengers and reduce common costs. While both passenger levels and profits have recently declined, America West has been profitable for eight consecutive quarters and finished 1994 with total cash of $211 million, of which $29 million was restricted as to its usage. America West has a lower cost structure, which should assist in its efforts to solidify its long-term position in the marketplace.

USED AIRCRAFT MARKET. The number of aircraft offered for sale or lease from all sources declined during 1994 as new start-up carriers absorbed some of the excess. Airlines continued to accept new aircraft deliveries for orders placed several years ago. This triggered additional used aircraft for sale. In addition, some airlines have been grounding aircraft to reduce costs and/or pressure their labor unions to consider "give backs" to enable the airlines to be more cost competitive. Demand for used aircraft generally remains weak.
This is not a favorable environment if PSG should have any of its leased aircraft prematurely returned before the end of the lease terms. In addition, because all of PSG's leased aircraft have debt obligations (all non-recourse debt except for debt on five BAe-146s), PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest. Whether PSG undertook such a course

================================================================================

                                                                              9.

================================================================================

of action would be dependent on PSG having sufficient liquidity (cash) to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Currently both of these factors are uncertain.

AIRCRAFT HELD FOR SALE. Since early 1992 PSG has been trying to sell two 747-100 freighter aircraft formerly leased to Pan American World Airways. These aircraft have been modified from passenger to freighter configuration. Due to declining market values, write-downs on these two aircraft since 1991 have totaled $39.9 million. The level of customer inquiry into the two freighters has increased significantly in recent months so prospects appear better for sale in 1995, but there is no assurance that a sale will occur.

- -----------------------------------------------------------------------------
OPERATING STATISTICS (at year-end)               1994  1993  1992  1991  1990
- -----------------------------------------------------------------------------
NET AIRCRAFT LEASED/(a)/:
  BAe 146-200 aircraft/(b)/                      10.0  10.0  10.0  10.0  10.0
  MD-80 aircraft                                  7.0   7.0   7.0   7.0   7.0
  737-200 aircraft                                2.3   2.3   2.3   2.3   2.3
  737-300 aircraft                                2.0   2.0   2.0   2.0   2.0
  747-100 aircraft                                                        2.0
  747-200 aircraft                                                        2.0
                                               ------------------------------
     Total aircraft leased                       21.3  21.3  21.3  21.3  25.3

  Aircraft leased under operating leases/(c)/    16.3  16.3  16.3  15.3  15.3
  Aircraft leased under financing leases/(c)/     5.0   5.0   5.0   6.0   8.0
  Aircraft leased under leveraged leases                                  2.0

AIRCRAFT HELD FOR SALE - 747-100                  2.0   2.0   2.0   2.0

  (a) At December 31, 1994, PSG had a 100% interest in all aircraft except for a 33% interest in seven 737-200 aircraft.
  (b)  Non-operating since the spring of 1992.
  (c) During 1992, a 737-300 aircraft was reclassified from a financing lease to an operating lease.

- -------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)     1994       1993       1992       1991       1990
- -------------------------------------------------------------------------------------------
Operating revenues                     $ 35,637   $ 35,920   $ 36,412   $ 46,200   $ 49,916
Operating expenses/(d)/                  21,346     31,165     22,544     45,123     12,599
                                       ----------------------------------------------------
Income before interest and taxes         14,291      4,755     13,868      1,077     37,317

Identifiable assets at year-end         279,508    302,341    324,719    338,034    382,921
Depreciation and amortization            14,085     13,837     12,394     13,478     12,386
Income before interest and taxes
  as a percent of revenues                40.1%      13.2%      38.1%       2.3%      74.8%

  (d) Includes write-downs in 1994, 1993, 1992 and 1991, of $7.2 million, $17 million, $9.9 million and $31.2 million, respectively, related to 747 aircraft.

================================================================================

10.

================================================================================

- --------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1992 THROUGH 1994 AND KNOWN TRENDS
- --------------------------------------------------------------------------------

The reduction in revenues in each year from 1992 to 1994 reflects the reduced revenue recognition associated with aircraft leased under financing leases. The income declines since 1990 are a result of the reduced revenues and the $7.2 million, $17 million, $9.9 million and $31.2 million write-downs in 1994, 1993, 1992 and 1991, respectively, of 747 aircraft.

The ultimate impact of the sale of the two 747 freighter aircraft, and the future prospects of USAir, Continental and America West on PSG are unknown. It is possible that the 747 freighter aircraft will be sold without further losses and that all of the current aircraft leases will remain with the existing carriers. On the other hand, (i) it is difficult to predict potential sales prices for the two 747 freighters (which may be less than current book value) and (ii) further economic deterioration of PSG's lessees could result in the return of some or all of the aircraft to PSG or the renegotiation of lease terms less favorable to PSG. If the aircraft were returned, PSG would be faced with a choice of maintaining control of the aircraft by continuing to make the scheduled debt payments or losing control of the aircraft to the lenders who would seek a buyer of the aircraft. Except for debt of $20.4 million on five BAe-146s and obligations of $25.9 million on the two 747 freighter aircraft, all other aircraft are encumbered by debt which is nonrecourse to PSG. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity. If, in the future, PSG has sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.

================================================================================

                                                                             11.

OIL AND GAS PRODUCTION AND DEVELOPMENT

================================================================================

PSG's oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), which is currently wholly-owned. PSG repurchased the interest of the two managers of Statex during 1994. Statex's primary business activity is the application of secondary recovery processes to increase the productivity of producing properties which yield crude oil. Typically this involves injecting water into reservoirs which have been depleted of their natural pressure. Since 1991 Statex has augmented the water injection with polymers to increase the recovery efficiencies. Statex concentrates its efforts in areas and reservoirs which have a proven history of economically attractive secondary recovery operations. Currently, the main focus is in North Texas.

During 1994 Statex continued to improve the efficiency of its major property by reducing operating expenses, particularly power and repair costs. As a result of pricing and capital availability, major expansion projects were deferred. Consequently, at the end of 1994 gross production from the enhanced recovery projects averaged 1,225 barrels of oil per day versus 1,500 at the end of 1993. Statex will delay capital expenditures necessary to produce the proved, undeveloped reserves in Statex's primary Texas waterflood project until oil prices stabilize at $2 to $3 per barrel above year-end levels. Plans for 1995 call for extension of the major field by drilling two wells and a seismic survey to ascertain the potential of deeper reservoirs.

- -------------------------------------------------------------------------------------------
OPERATING STATISTICS                            1994       1993      1992     1991     1990
- -------------------------------------------------------------------------------------------
Proved reserves:
  Crude oil (Mbbls)                            5,082      6,856     8,438    8,776    7,235
  Natural gas (MMcf)                           3,026      3,737     4,849    6,164    5,714
Undeveloped oil and gas acreage:
  Gross/(a)/                                   6,586      5,877     6,303    9,187   16,383
  Net/(b)/                                       902      1,687     2,070    3,654    9,860
Producing wells:
  Gross/(a)/                                     107        114       126      140      129
  Net/(b)/                                        81         87        96      104       88
Production:
  Crude oil (Mbbls)                              405        446       435      447      392
  Natural gas (MMcf)                             520        467       559      646      623
Wells drilled:
  Gross/(a)/                                      -           8         9       13       13
  Net/(b)/                                        -           7         9       13       11
Average price during year:
  Crude oil - per barrel                      $16.21     $17.64    $20.03   $20.71   $23.66
  Natural gas - per thousand cubic feet        $1.99      $2.02     $1.68    $1.46    $2.12
Year-end price:
  Crude oil - per barrel                      $16.00     $12.50    $18.00   $18.20   $27.05
  Natural gas - per thousand cubic feet        $1.50      $2.15     $2.00    $1.60    $1.57

Employees at year-end                              8          9         9        9        9

  Mbbls = thousands of barrels    MMcf = millions of cubic feet
  (a)  Gross refers to the total amount owned by all participants.
  (b)  Net refers to Statex's ownership interest in the gross amount.

================================================================================

12.

================================================================================

- ---------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)       1994       1993          1992      1991     1990
- ---------------------------------------------------------------------------------------------
Operating revenues                        $ 7,686    $ 8,907       $10,483   $10,367  $10,816
Operating expenses                          6,305     10,283/(d)/    7,526     7,041    5,824
                                          ---------------------------------------------------
Income (loss) before interest and taxes     1,381     (1,376)        2,957     3,326    4,992

Identifiable assets at year-end            20,536     22,175        26,232    25,072   22,438
Net assets before debt at year-end/(c)/    19,757     20,950        24,814    23,789   19,928
Capital additions                             419      1,360         2,237     6,208    2,782
Depreciation, depletion and amortization    1,990      1,957         2,013     1,905    2,019

  (c)  Identifiable assets less current liabilities.
  (d) Includes a $1.8 million write-off of oil properties and $.7 million of loss on sale of oil and gas properties.


- --------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1992 THROUGH 1994 AND KNOWN TRENDS
- --------------------------------------------------------------------------------

Revenues were 14% lower in 1994 versus 1993 because the average price of oil was down 8% and oil production was down 9%. Revenues for 1993 were 15% lower than 1992 due primarily to lower oil prices in 1993 and one-time revenue settlements that occurred in 1992. As shown by both the average and the year-end crude oil and natural gas prices above, there has been significant volatility in these prices.

Operating expenses for 1993 were significantly higher than in 1994 and 1992 due to a $1.8 million write-off of an oil field which did not respond to water flood enhancement and $.7 million of losses on the sales of oil and gas properties.



================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION
================================================================================

RESULTS OF OPERATIONS

Refer to pages 6 through 13 of this Annual Report for a description of each of PSG's principal business segments, an analysis of financial data from 1992 to 1994 and a discussion of known trends.

REVENUES (EXCEPT FROM SEGMENTS). Interest and dividend income varied in each year primarily as a result of the annual changes in the amounts of outstanding cash, marketable securities and notes receivable and the interest rates earned. Net investment gains in each year resulted from the sale of a portion of the marketable securities held in PSG's portfolio. These net gains were $.6 million in 1994, $2.5 million in 1993 and $3 million in 1992. With the sales of marketable securities in 1994, future results are not expected to yield significant gains from marketable security transactions.

Included in other revenues in 1992 are the operations of PSG's flight training business and a $1 million gain on the sale of this business, which occurred in February 1992.

COSTS AND EXPENSES. The changes in cost of sales from 1992 to 1994 are primarily a reflection of the change in sales volume of PST. The increase in depreciation between 1992 and 1993 is due to the mid-year 1992 reclassification of a 737-300 aircraft lease from financing to operating and a reduction in the residual value of the BAe-146 aircraft made in 1993. The increase in general and administrative expense for 1994 is largely due to the accrual (with payment in January 1995) related to the cancellation of employment contracts with two former PSG officers who have resigned and increased legal expenses related to the securities litigation described below. General and administrative expenses decreased from 1992 to 1993 due to a one-time reduction in PSG's corporate employee benefits expense. The aircraft write-downs relate to two 747-100 aircraft held for sale which were written-down to the estimated market value at each year-end. In early 1995 PSG conditionally settled an outstanding securities litigation for $5 million. Refer to Note 4 of Notes to the Consolidated Financial Statements for details of the settlement. Interest expense varied each year due to changes in the level of outstanding debt and changes in the average interest rate. Included in interest expense are yen foreign exchange losses of $3.9 million and $2 million in 1993 and 1992, respectively. All yen denominated debt was repaid in June 1993.

PROVISION (CREDIT) FOR TAXES.   Refer to Notes 1 and 8 of Notes to the
Consolidated Financial Statements for an explanation of the elements included in the provision (credit) for taxes and for a discussion of the effects of adopting the Financial Accounting Standards Board's Statement No. 109, "Accounting for Income Taxes" in 1993.

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows which reflects the various components of PSG's operating, financing and investing activities.


================================================================================

14.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION - CONTINUED
================================================================================

At December 31, 1994 PSG's principal source of liquidity was cash and cash equivalents of $22.8 million, which represented a $17.6 million increase from December 31, 1993. The major components of this change in cash are as follows:

  Cash flows from operating activities:  PSG's primary source of cash was
  ------------------------------------
  provided by operating activities. While PSG recorded a net loss from continuing operations of $4.6 million in 1994, the elimination of non-cash items (the most significant of which was depreciation) resulted in positive cash flow from operations of $16.2 million.

  Cash flows from financing activities:  The net reduction in debt in 1994
  ------------------------------------
  was $23.4 million after subtracting the effect of a new financing for $13.5 million discussed below.

  Cash flows from investing activities:  During 1994 PSG generated $4.9
  ------------------------------------
  million from the sale of marketable securities. Capital additions during 1994 were only $.5 million. Net cash of $7.7 million was used to collateralize outstanding letters of credit.

  Discontinued operations:  Discontinued operations generated a net of $23.7
  -----------------------
  million during 1994 largely due to the cash proceeds of $40 million received on the sale of USTravel, which was partially offset by $15 million used to repay Recontek's Resource Recovery Bonds.

In mid-1993 PSG refinanced five MD-80 aircraft. Out of the proceeds of the new $59.7 million debt, PSG repaid existing aircraft debt in the amount of $25.1 million and repaid $29.9 million of borrowed funds under the bank credit
agreement.   The debt repaid included a note denominated in yen, which when repaid, eliminated all of PSG's foreign exchange exposure.

All the net proceeds received from the sale of USTravel on March 14, 1994 (see
Note 2 of Notes to the Consolidated Financial Statements) were applied against the bank credit agreement. With the application of these net proceeds, all borrowed funds (approximately $21.1 million) were repaid and approximately $16.4 million was applied to provide a cash collateral account to secure the $22.7 million of the then outstanding letters of credit.

In April 1994 PSG borrowed $13.5 million secured by a Boeing 737-300 which is on long-term lease to America West. With the consummation of this borrowing, the net proceeds of $12.7 million were used to complete the collateralization of the remaining letters of credit and to pay $5 million of federal income taxes related to an IRS audit for the years 1988 through 1991. The remaining cash proceeds were used to increase PSG's working capital.

In June 1994 PSG's bank credit agreement was amended and restated to eliminate all but one bank and to authorize the issuance of an additional $1 million letter of credit in support of PST's operation. The amended and restated bank credit agreement, which only covers letters of credit, expires on November 4, 1995. At December 31, 1994 $6.9 million of letters of credit were outstanding under the bank credit agreement, all of which were cash collateralized.

================================================================================

                                                                             15.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION - CONTINUED
================================================================================

PSG's aircraft lease portfolio represents the major portion of PSG's assets and its largest source of cash flow. The lease portfolio of 21.3 equivalent aircraft is dominated by 16 aircraft leased to USAir including ten BAe-146 aircraft that are grounded. Refer to pages 8 through 10 for a discussion of USAir.

If USAir's financial condition should deteriorate to a point where it sought protection from its creditors, it is almost certain USAir would reject the leases for the ten BAe-146 aircraft it leases from PSG. All lease payments due from USAir are current through April 3, 1995. If subsequent to April 3, 1995, USAir were to cease paying rent on the ten BAe-146 leased to it and PSG did not continue to make the related debt payments, PSG's remaining 1995 net cash flow would be reduced by approximately $3.6 million (rent receipts of $7.7 million less debt payments of $4.1 million). In addition, if the ten BAe-146 aircraft were returned, PSG would likely sustain a major loss on disposition of these aircraft which had a net book value of approximately $73.9 million at the end of 1994. The recourse debt applicable to these ten aircraft totals approximately $20.4 million and the non-recourse debt totals approximately $20.2 million at December 31, 1994. The six MD-80 aircraft leased to USAir had a net book value of approximately $93.6 million at the end of 1994. The total non-recourse debt applicable to these six MD-80's totaled $54.9 million at December 31, 1994. If subsequent to April 3, 1995 USAir were to cease paying all rent to PSG and PSG did not continue to make the related debt payments, PSG's remaining 1995 annual net cash flow would be reduced by approximately $4.1 million (rent receipts of $16.8 million less debt payments of $12.7 million).

If USAir were to default under its leases with PSG, a decision would be required as to whether PSG desired to maintain control of the aircraft. If PSG agreed to continue to make the principal and interest payments (P & I payments), PSG would likely have the opportunity to sell or re-lease the aircraft if the lenders so agreed. Without such action by PSG the lenders would take control of and market the returned aircraft and PSG would relinquish its equity interest in the aircraft. Subsequent to April 3, 1995 the remaining 1995 P & I payments are $8.6 million for the six MD-80s and $4.1 million for the ten BAe-146s leased to USAir. The dilemma for PSG if an aircraft default were to occur is does PSG have sufficient cash to continue to make P & I payments while no rent is being received from the lessee and is it financially prudent to continue to make P & I payments.

As discussed in Note 8 of the Notes to Consolidated Financial Statements, as of December 31, 1994, PSG has a federal tax loss operating carryforward of $90.1 million, a California net operating loss carryforward of $19.6 million and unused investment tax credits of $12.5 million. In addition to the customary financial and legal difficulties ordinarily involved in using these carryforwards and credits, there is a special limitation which shareholders should be aware of that arises when stock ownership changes exceed a "calculated" 50% over a three year period. The change in ownership calculation, which is heavily influenced by changes in shares held by owners of 5% or more of PSG stock, is both complex and confusing. In addition, the issuance of new equity securities or the buyback of outstanding common stock by PSG would negatively effect the change in ownership calculation. Therefore, PSG will likely be constrained in its ability to affect such equity transactions while there is concern as to the change of

================================================================================

16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION - CONTINUED
================================================================================

ownership calculation. While this test has not yet been exceeded, the most recent calculation did disclose a change in ownership of approximately 38% over the three year period ending December 31, 1994. Generally, PSG has no control over either the purchase or sale of shares by 5% shareholders, however, the resulting effect of such changes could be the payment by PSG of taxes that would otherwise not be due. As of December 31, 1994 this limitation would theoretically limit PSG's future tax carryforwards and unused tax credits usage to approximately $4 million per year.

PSG believes that, absent a failure by USAir to meet its lease obligations to PSG, its cash and cash equivalents plus projected cash flow are adequate to meet the operating and capital needs of PSG in both the short and long-term. PSG's planned capital additions for 1995, primarily for oil and gas development activities, are approximately $1 million. If oil prices stabilize at $2 to $3 per barrel above current levels, then additional drilling expenditures would be undertaken.






























================================================================================

                                                                             17.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1994 AND 1993
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)

================================================================================

                                                                          1994       1993*
                                                                     ----------------------
ASSETS

Current assets:
  Cash and cash equivalents                                          $  22,780   $   5,133
  Marketable securities, pledged                                         1,113       4,001
  Accounts receivable                                                   16,934      17,075
  Notes receivable                                                       1,370       4,345
  Current portion of aircraft leases, pledged                            5,487       4,905
  Fuel inventory                                                         3,363       1,327
  Prepaid expenses and other current assets                              4,939       2,291
  Net investment in discontinued travel operation                                   15,313
                                                                     ----------------------
    Total current assets                                                55,986      54,390

Oil and gas property and other equipment, at cost                       42,733      42,564
  Less accumulated depreciation, depletion and amortization            (21,652)    (19,519)
                                                                     ----------------------
                                                                        21,081      23,045

Aircraft under operating leases, at cost, pledged                      247,544     247,544
  Less accumulated depreciation                                       (112,611)    (98,526)
                                                                     ----------------------
                                                                       134,933     149,018

Investment in aircraft financing leases, pledged                       101,248     104,881
Aircraft held for sale and other assets, substantially pledged          48,010      49,872
                                                                     ----------------------
                                                                     $ 361,258   $ 381,206
                                                                     ======================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                   $   6,396   $   6,260
  Accrued interest                                                       3,933       4,150
  Accrued legal settlement                                               5,000
  Other accrued liabilities                                              9,404       3,499
  Income taxes payable                                                   4,944       2,224
  Current portion of long-term obligations                              15,151      38,672
  Net current liabilities of discontinued waste recycling operation        869       1,361
                                                                     ----------------------
    Total current liabilities                                           45,697      56,166

Net long-term liability of discontinued waste recycling operation                   13,984
Long-term obligations                                                  122,074     124,487
Deferred income taxes                                                   32,840      34,491
Other liabilities                                                       31,496      30,179

Commitments and contingencies

Stockholders' equity:
  Preferred stock, 1,000 shares authorized, none issued
  Common stock, par value $1 per share, 10,500 shares
   authorized, 6,068 shares issued and outstanding
   (6,065 in 1993)                                                       6,068       6,065
  Additional paid-in capital                                            98,420      98,407
  Retained earnings                                                     24,663      17,427
                                                                     ----------------------
    Total stockholders' equity                                         129,151     121,899
                                                                     ----------------------
                                                                     $ 361,258   $ 381,206
                                                                     ======================

*Restated as described in Note 1.

================================================================================

See accompanying notes to consolidated financial statements.
18.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

===============================================================================

                                                                    1994          1993*          1992*
                                                               ----------------------------------------
Continuing operations:
  Revenues:
   Fuel sales and distribution                                 $  79,642      $ 106,904      $  85,450
   Aircraft leasing                                               35,637         35,920         36,412
   Oil and gas production and development                          7,683          8,907         10,483
   Interest, dividends and net investment gains                    2,486          5,237          8,149
   Other                                                                                         4,624
                                                               ----------------------------------------
                                                                 125,448        156,968        145,118
                                                               ----------------------------------------
  Cost and expenses:
   Cost of sales                                                  81,234        112,624         90,941
   Depreciation, depletion and amortization                       16,500         16,247         15,272
   General and administrative expenses                             6,075          4,879          6,520
   Aircraft write-downs                                            7,190         17,000          9,933
   Settlement of securities litigation                             5,000
   Interest expense                                               16,630         19,479         18,489
                                                               ----------------------------------------
                                                                 132,629        170,229        141,155
                                                               ----------------------------------------
  Income (loss) from continuing operations before
   taxes and cumulative effect of change in accounting            (7,181)       (13,261)         3,963
  Provision (credit) for taxes                                    (2,599)        (4,419)         1,881
                                                               ----------------------------------------
   Income (loss) from continuing operations before
     cumulative effect of change in accounting                    (4,582)        (8,842)         2,082

Discontinued operations, net of tax:
  Loss from operations                                            (3,503)       (12,528)       (69,664)
  Net gain on dispositions                                        15,321
                                                               ----------------------------------------
                                                                  11,818        (12,528)       (69,664)
Cumulative effect of change in accounting                                         2,900
                                                               ----------------------------------------
    Net income (loss)                                          $   7,236      $ (18,470)     $ (67,582)
                                                               ========================================
Income (loss) per share:
  Continuing operations                                        $    (.76)     $   (1.46)     $     .35
  Loss from operations of discontinued operations                   (.58)         (2.07)        (11.68)
  Net gain on dispositions of discontinued operations               2.53
  Cumulative effect of change in accounting                                         .48
                                                               ----------------------------------------
    Net income (loss) per share                                $    1.19      $   (3.05)     $  (11.33)
                                                               ========================================
Shares used in determination of income (loss)
 per share                                                         6,067          6,057          5,967
                                                               ========================================








*Restated as described in Note 1.

================================================================================
See accompanying notes to consolidated financial statements.
                                                                             19.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
(IN THOUSANDS)

================================================================================

                                                                         1994          1993*          1992*
                                                                    ----------------------------------------
Cash flows from operating activities:
  Income (loss) from continuing operations                          $  (4,582)     $  (5,942)     $   2,082
  Non-cash items:
    Depreciation, depletion and amortization                           16,500         16,247         15,272
    Aircraft write-downs                                                7,190         17,000          9,933
    Settlement of securities litigation                                 5,000
    Marketable securities transactions                                   (828)        (2,706)        (3,430)
    Cumulative effect of change in accounting                                         (2,900)
    Deferred taxes and other                                           (8,159)         2,320          4,015
  Changes in non-cash working capital affecting
   cash from operating activities:
    Current assets                                                      1,069         (1,647)         5,000
    Current liabilities                                                    58            497         (3,346)
                                                                    ----------------------------------------
      Net cash provided from operating activities                      16,248         22,869         29,526
                                                                    ----------------------------------------
Cash flows used in financing activities:
  Debt related:
    Additions to long-term obligations                                 13,500         59,715
    Reductions in long-term obligations                               (36,921)       (91,114)       (26,018)
    Settlement of forward contract                                                                   (1,657)
  Equity related:
    Stock options exercised                                                16            126            651
    Cash dividends                                                                                     (788)
                                                                    ----------------------------------------
      Net cash used in financing activities                           (23,405)       (31,273)       (27,812)
                                                                    ----------------------------------------
Cash flows provided from investing activities:
  Proceeds from disposition of marketable
   securities                                                           4,916         10,346         10,080
  Capital additions                                                      (485)        (1,430)        (2,451)
  Proceeds from disposition of property and
   equipment                                                                             410         11,837
  Net cash used for collateralization of letters of credit             (7,691)
  Changes in notes receivable and other                                 4,339          8,811          7,733
                                                                    ----------------------------------------
      Net cash provided from investing activities                       1,079         18,137         27,199
                                                                    ----------------------------------------
Discontinued operations:
  Loss from operations                                                 (3,503)       (12,528)       (69,664)
  Net gain on dispositions                                             15,321
  Deferred taxes                                                       10,213         (6,542)       (20,393)
  Decrease in net assets                                                1,694          2,087         56,796
                                                                    ----------------------------------------
      Net cash provided from (used in) discontinued
       operations                                                      23,725        (16,983)       (33,261)
                                                                    ----------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                                           17,647         (7,250)        (4,348)
Cash and cash equivalents at beginning of year                          5,133         12,383         16,731
                                                                    ----------------------------------------
Cash and cash equivalents at end of year                            $  22,780      $   5,133      $  12,383
                                                                    ========================================

*Restated as described in Note 1.

================================================================================
See accompanying notes to consolidated financial statements.
20.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

================================================================================

                                               Common Stock
                                           --------------------     Additional
                                                                      Paid-In    Retained
                                             Shares     Amount        Capital    Earnings
                                           -----------------------------------------------
Balance at December 31, 1991                   5,463   $ 5,463     $  80,955    $ 104,267
  Net loss                                                                        (67,582)
  Common stock issued                            576       576        17,352
  Cash dividends ($.15 per share)                                                    (788)
                                           -----------------------------------------------
Balance at December 31, 1992                   6,039     6,039        98,307       35,897
  Net loss                                                                        (18,470)
  Common stock issued                             26        26           100
                                           -----------------------------------------------
Balance at December 31, 1993                   6,065     6,065        98,407       17,427
  Net income                                                                        7,236
  Common stock issued                              3         3            13
                                           -----------------------------------------------
Balance at December 31, 1994                   6,068   $ 6,068     $  98,420    $  24,663
                                           ===============================================































================================================================================

See accompanying notes to consolidated financial statements.
                                                                             21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


================================================================================

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of PSG and its subsidiaries. As more fully described in Note 2, USTravel Systems Inc. (USTravel) and Recontek, Inc. (Recontek) are shown as discontinued operations. Amounts for 1993 and 1992 have been restated to show Recontek as a discontinued operation. USTravel was previously shown as a discontinued operation.

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

MARKETABLE SECURITIES - PSG adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) on January 1, 1994. In accordance with FAS 115, prior years' financial statements were not restated to reflect the change in accounting method. There was no material cumulative effect of adopting FAS 115.

At December 31, 1994, PSG held approximately $4.8 million of U.S. Treasury bills maturing on January 12, 1995 ($3.7 million of which were classified as non-current pursuant to a collateral agreement) and approximately $22.6 million in a repurchase agreement transaction (REPO) with a major investment bank (Seller) classified as cash equivalents. In accordance with the terms of the REPO, PSG purchased specifically identified U.S. Government securities which were held by the Seller who subsequently repurchased the securities with interest on January 3, 1995. Management has classified these investments

================================================================================

22.

================================================================================

as held-to-maturity securities at December 31, 1994. The fair market value of these investments approximates cost.

During 1994 PSG sold approximately $3.1 million of equity securities and realized gains totaling approximately $.6 million.

AIRCRAFT HELD FOR SALE - Two 747-100 freighter aircraft are classified as aircraft held for sale. These aircraft are carried at their estimated market value.

NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of common shares outstanding during the period.

PROVISION (CREDIT) FOR TAXES - Effective January 1, 1993, PSG adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income taxes were determined using the deferred method whereby income and expense items that were reported in different years in the financial statements and tax returns were measured at the tax rate in effect in the year the difference originated. As permitted by Statement 109, PSG has elected not to restate the financial statements of prior years. The cumulative effect of the change in accounting shown for 1993 was a gain of $2.9 million - $.48 per share, although the effect of the change on the results of operations for the year ended December 31, 1993 was not material.

Investment tax credits are accounted for using the flow-through method.

ASSET REALIZATION - PSG's assets include approximately $174 million and $55 million for which realization is substantially dependent upon the future performance of USAir and Continental, respectively, under aircraft leases with PSG. USAir has suffered major losses in the last few years and is attempting to reduce its expenses to remain competitive. Continental also recorded a significant loss in 1994 and is attempting to implement cost savings programs. Should either USAir or Continental default on their leases with PSG or file bankruptcy and reject certain of such leases, PSG would suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. The eventual outcome of these matters cannot be determined at this time.


2.  DISCONTINUED OPERATIONS

On March 14, 1994 the travel management business operated by USTravel was sold. Proceeds from the sale were approximately $40 million.

Recontek, PSG's metallic waste recycling subsidiary, was unable to demonstrate sufficient progress toward profitability in its recycling operations to justify the continuing financial support necessary for ongoing operations. As a result, in August 1994 PSG adopted a

================================================================================

                                                                             23.

================================================================================

plan to close-down or sell a metallic waste recycling plant, Recontek's major asset, and in December 1994 the plant was sold. Proceeds from the sale were approximately $1.5 million.

Operating revenues of the discontinued operations are as follows (in thousands):

                                             1994          1993          1992
                                        --------------------------------------
      Travel management                 $  17,912     $ 110,875     $ 117,799
      Metallic waste recycling                153           134            64
                                        --------------------------------------
                                        $  18,065     $ 111,009     $ 117,863
                                        ======================================

Components of discontinued operations, including related taxes are as follows (in thousands):

                                                  1994            1993           1992
                                             ----------------------------------------
      Loss from operations:
         Travel management                   $  (4,022)      $ (10,216)     $ (17,630)
         Metallic waste recycling               (1,361)         (8,369)       (72,359)/(a)/
                                             ----------      ----------     ----------
                                                (5,383)        (18,585)       (89,989)
         Credit for taxes                       (1,880)         (6,057)       (20,325)
                                             ----------      ----------     ----------
                                             $  (3,503)      $ (12,528)     $ (69,664)
                                             ==========      ==========     ==========
      Gain (loss) on dispositions:
         Travel management                   $  28,571
         Metallic waste recycling               (1,329)
                                             ----------
                                                27,242
         Provision for taxes                    11,921
                                             ----------
                                             $  15,321
                                             ==========

   (a) includes write-down of assets of $56.4 million.

The loss on disposition of the metallic waste recycling operation is less than disclosed in previously issued interim financial statements because of the proceeds received from the sale of the plant, which were not in the original disposition estimate, and because the costs to close-down the plant were less than projected due to its sale.

Net interest expense charged to the discontinued operations by PSG was $651,000, $4,471,000 and $5,028,000 in 1994, 1993 and 1992, respectively.


3.  LONG-TERM OBLIGATIONS

In June 1994 PSG's bank credit agreement was amended and restated to eliminate all but one bank and to authorize the issuance of an additional $1 million letter of credit in support of PS Trading, Inc.'s operation. The amended and restated bank credit agreement, which only covers letters of credit, expires on November 4, 1995. At December 31, 1994 $6.9 million of letters of credit were outstanding under the bank credit

================================================================================

24.

================================================================================

agreement, all of which were cash collateralized. Under the terms of the bank credit agreement PSG is required to maintain at least $3 million in cash and cash equivalents.

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                                    1994          1993
                                                               -----------------------
Loans secured by ten BAe-146 aircraft; bearing interest at
   12% to 12.5%; due 2000                                      $  37,246     $  40,614
Loans secured by five MD-80 aircraft; bearing interest at
   8.1% to 10.7%; due 1998 and 1999                               36,262        45,624
Loans secured by two MD-80 aircraft; bearing interest at
   9.6% and 11.9%; due 2004 and 2006                              22,837        23,719
Note payable secured by one Boeing 737 aircraft; bearing
   interest at 11.2%; due 2006                                    14,169        14,530
Note payable secured by one Boeing 737 aircraft; bearing
   interest at 11.6%; due 2002                                    11,560
                                                               -----------------------
                                                               $ 122,074     $ 124,487
                                                               =======================

PSG paid interest of $16,815,000, $15,453,000 and $16,596,000 in 1994, 1993 and
1992, respectively.

Principal payments on existing long-term obligations in each of the four years after 1995 are as follows: $19,291,000 in 1996; $23,893,000 in 1997; $21,291,000
in 1998; and $17,285,000 in 1999.


4.  SECURITIES LITIGATION

In March 1995 PSG reached an agreement in principle to settle for $5 million all pending class action litigation against PSG and certain of its officers and directors. In the litigation, which was originally filed as four parallel class actions in 1992 and later consolidated before a federal court in Illinois, it was alleged that PSG's filings with the Securities and Exchange Commission and its informal public statements were misleading with respect to the progress and prospects of Recontek. The suits were brought on behalf of all persons who purchased securities of PSG during the period February 25, 1991 through February 20, 1992. PSG continues to deny all claims in the litigation, and a substantial factor in the decision to settle was the substantial cost that would be incurred to litigate the matter through trial. The settlement was recommended by a disinterested special litigation committee of PSG's Board of Directors, with the advice of independent counsel.

The effectiveness of the settlement is subject to reaching a definitive agreement and certain other conditions, including the payment by USAir, Inc. of its rental payment obligations in the amount of $13.5 million, which were due by March 31st and April 3rd, 1995 for 15 aircraft leased by PSG to USAir. These payments were received on time. The settlement is also subject to approval by the federal court, which will review the fairness of the settlement. As required by the Federal Rules of Civil Procedure, notice of the


================================================================================

                                                                             25.

================================================================================

settlement will be given to class members, describing the settlement and permitting class members to participate in, object to, or opt out of the settlement.


5.  PREFERRED SHARE PURCHASE RIGHTS PLAN

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


6.COMMON STOCK OPTIONS

Changes in stock options outstanding during 1994 and 1993 were as follows:

                                                   Options         Option
                                                 Outstanding       Prices
                                                 -----------   --------------
       Balance at December 31, 1992                  68,000    $ 3.41 - 29.75
          Exercised                                 (26,400)     3.41 -  8.53
          Canceled                                  (18,500)     3.41 -  8.53
                                                 -----------
       Balance at December 31, 1993                  23,100      3.41 - 29.75
          Exercised                                  (2,900)     3.41 -  6.83
          Canceled                                   (5,600)    13.90 - 24.86
                                                 -----------
       Balance at December 31, 1994                  14,600      6.83 - 29.75
                                                 ===========

At December 31, 1994 and 1993, 14,600 options were exercisable. There were 209,200 shares available for grant at the end of 1993. The stock option plan expired in September 1994 and no more options may be granted although existing options can be exercised.




================================================================================

26.

================================================================================

7. AIRCRAFT LEASES AND AIRCRAFT HELD FOR SALE

At December 31, 1994 PSG leased jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases.

The future minimum lease payments scheduled to be received on aircraft currently under lease are (in thousands):

                                                        Operating    Financing
                                                           Leases       Leases
                                                       -----------------------
       1995                                            $   27,026   $   11,976
       1996                                                27,026       12,318
       1997                                                25,556       14,983
       1998                                                23,578       12,835
       1999                                                17,774       12,837
       Later years                                         31,914       63,769
                                                       -----------------------
         Total                                         $  152,874   $  128,718
                                                       =======================

                                                             1994         1993
                                                       -----------------------
Information on financing leases (in thousands):
   Total investment                                    $  106,735   $  109,786
   Unguaranteed residual values (included in total
     investment)                                           28,240       28,240
   Unearned income                                         50,223       59,098

Aircraft under operating leases are depreciated to estimated residual values which aggregate approximately $41.3 million, or approximately 18% of original cost.

USAir, PSG's largest aircraft lessee, has suffered major losses in the last few years and is attempting to reduce its expenses to remain competitive. Refer to Management's Discussion and Analysis, page 16, for information on aircraft leased to USAir as to book value, debt, cash flow and the impact of a payment default by USAir. Fundamental to USAir's survival is a plan to reduce both union and non-union employee wages and benefits by a total of $500 million per year. In March 1995, USAir announced a preliminary agreement with its pilots union as to a reported $190 million in annual expense savings for a five year period in exchange for "financial returns and governance participation." While this is an important step in USAir's goal to achieve a total of $500 million in annual wage and benefit savings and while all of USAir's unions have expressed their commitment to finalize agreements to strengthen USAir, as of April 10, 1995 uncertainty remains as to USAir's future. Continental Airlines, Inc. (Continental), PSG's second largest aircraft lessee, also recorded losses in 1994 as a result of an unsuccessful low fare, simplified service concept introduced in new and expanded markets. Continental is now redirecting its operations and implementing new cost savings programs. If either USAir or Continental fail in their attempts to reduce expenses and cease to pay rent on some or all of the aircraft they lease from PSG, there will be a material adverse impact on PSG. Due to USAir's and Continental's financial condition there is uncertainty as to whether PSG will recover its investment in aircraft leased to them.



================================================================================

                                                                             27.

================================================================================

The information reported herein relating to PSG's aircraft lessees was obtained from published media reports. PSG refers readers to public information regarding USAir, Continental and America West for further details relating to their financial condition.

During the fourth quarters of 1994, 1993 and 1992, PSG wrote-down its investment in two 747-100 aircraft (which have been converted to freighters) by $7.2 million, $17 million and $9.9 million, respectively. These two aircraft are currently held for sale. Included in other long-term liabilities at December 31, 1994 is $25.9 million ($24.2 million at December 31, 1993) relating to the freighter conversion program and this amount is payable from future sales proceeds. PSG is unable to predict when these aircraft will be sold, thus the aircraft and related liability are carried as long-term.


8.  CREDIT FOR TAXES

As discussed in Note 1, PSG adopted FASB Statement No. 109 effective January 1, 1993.

The provision (credit) for taxes from continuing operations was comprised of (in thousands):

                                  Liability     Liability      Deferred
                                     Method        Method        Method
                                       1994          1993          1992
                                ----------------------------------------
       Current taxes:
          Federal                             $        38    $       62
          State                 $      69              70             3
       Deferred taxes              (2,668)         (4,527)        1,816
                                ----------------------------------------
                                $  (2,599)    $    (4,419)   $    1,881
                                ========================================


PSG paid income taxes of $4,288,000, $152,000 and $71,000 in 1994, 1993 and
1992, respectively. In addition, refunds of prior years' income taxes of $559,000, $67,000 and $1,258,000 were received in 1994, 1993 and 1992, respectively.

There is a federal tax net operating loss carryforward (NOL) of $90.1 million at December 31, 1994, which expires beginning in 2005. A Separate Return Limitation Year (SRLY) net operating loss carryforward in the amount of $5.1 million (related to Recontek) expires in 2005. A California net operating loss carryforward of $19.6 million is available for years beginning after 1993 and starts expiring in 1995. The unused investment tax credit (ITC) for tax return purposes at December 31, 1994 is $12.5 million, which expires in 2000 to 2003.

PSG is subject to certain tax regulations which could severely limit the carryforward NOLs and ITCs. Pursuant to Internal Revenue Code Sections 382 and 383, if, within a three year period, certain defined changes in ownership exceed 50% of PSG's outstanding shares, the future annual use of the NOLs and tax credits may be significantly limited.




================================================================================

28.

================================================================================

A reconciliation between the amount computed by multiplying loss from continuing operations before taxes by the statutory Federal rate, and the amount of reported taxes is as follows:

                                                           Percent of Pretax Loss
                                                      --------------------------------
                                                      Liability   Liability   Deferred
                                                      Method      Method      Method

                                                         1994       1993        1992
                                                      --------------------------------
   Statutory Federal rate                                (35)%      (35)%        34 %
   Increase (reductions) in taxes resulting from:
      State and foreign taxes net of Federal income
        tax benefit                                                                6
      Non-benefit for write-downs                                                  7
      Other                                               (1)         2
                                                      --------------------------------
                                                         (36)%      (33)%         47 %
                                                      ================================

Significant components of PSG deferred tax liabilities and assets for Federal and state income taxes as of December 31, 1994 and 1993 are as follows (in thousands):

                                                               1994        1993
                                                          ----------------------
      Deferred tax liabilities:
         Depreciation                                     $  95,944   $  99,691
         Other                                               10,157       8,431
                                                          ----------------------
            Total deferred tax liabilities                  106,101     108,122
      Deferred tax (assets):
         Aircraft write-downs                               (16,810)    (13,628)
         Financing leases                                    (7,365)     (6,102)
         Net effect of tax benefit transfer agreement        (3,748)     (3,529)
         Recontek write-down                                 (9,943)    (18,263)
         Net operating loss carryforward                    (24,180)    (16,856)
         Capital loss carryforward                           (3,425)     (3,346)
         Investment tax credit carryforward                 (12,542)    (12,981)
         AMT credit carryforward                             (3,460)     (6,571)
         Other                                               (3,257)     (5,768)
                                                          ----------------------
            Total deferred tax (assets)                     (84,730)    (87,044)
         Valuation allowance                                 13,914      13,928
                                                          ----------------------
            Net deferred tax (assets)                       (70,816)    (73,116)
                                                          ----------------------
            Net deferred tax liability                    $  35,285   $  35,006
                                                          ======================

The valuation allowance against deferred tax assets relates primarily to capital losses for which future realization is uncertain. Included with other accrued liabilities on the accompanying Consolidated Statement of Financial Position is $2.5 million of the net deferred tax liability.



================================================================================

                                                                             29.

================================================================================

Deferred taxes from continuing operations result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences for 1992 under the deferred method were as follows (in thousands):

                                              Deferred
                                                Method
                                                  1992
                                             ----------
       Depreciation and depletion            $ (20,456)
       Net operating loss carryforward          10,795
       Aircraft write-downs                      6,205
       Marketable securities transactions        4,049
       Other                                     1,223
                                             ----------
                                             $   1,816
                                             ==========

The California Franchise Tax Board is in the process of examining PSG's tax returns for the years 1987 through 1990 and preliminary review by the examining agent indicates that the potential adjustments may be significant. PSG will protest these adjustments and believes that adequate provision has been made in the Consolidated Financial Statements for possible assessments, if any, of additional taxes and interest.


9.  BUSINESS SEGMENTS

PSG operates three principal business segments - fuel sales and distribution, aircraft leasing, and oil and gas production and development.

Revenues from USAir equaled 23%,18% and 20% of total revenues in the years 1994, 1993 and 1992, respectively.

Fuel sales and distribution revenues from one airline customer amounted to 11% and 13% of total revenues in 1993 and 1992. Similar revenues from another airline amounted to 14% of total revenues in 1993. Sales to one of these airlines has been discontinued. Because of the low margins in this segment, the loss of individual customers will not have a material effect on consolidated operating results.

Revenues; income before interest, taxes and cumulative effect of change in accounting; depreciation, depletion and amortization; identifiable assets; and capital additions for each of PSG's principal business segments for the three years ended December 31, 1994 are included under "Selected Financial Data" on pages 6 through 13 of this Annual Report and are an integral part of these Consolidated Financial Statements.







================================================================================

30.

================================================================================

A reconciliation of this Selected Financial Data for the principal business segments follows (in thousands):

                                               1994       1993      1992
                                           ------------------------------
REVENUES FROM CONTINUING OPERATIONS:
   Principal business segments             $122,962   $151,731  $132,345
   Corporate and other                        2,486      5,237    12,773
                                           ------------------------------
      Total                                $125,448   $156,968  $145,118
                                           ==============================
INCOME FROM CONTINUING OPERATIONS
  BEFORE INTEREST, TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING:
   Principal business segments             $ 17,074   $  4,704  $ 18,077
   Corporate and other                       (7,625)     1,514     4,375
                                           ------------------------------
      Total                                $  9,449   $  6,218  $ 22,452
                                           ==============================
DEPRECIATION, DEPLETION AND AMORTIZATION:
   Principal business segments             $ 16,398   $ 16,130  $ 14,773
   Corporate and other                          102        117       499
                                           ------------------------------
      Total                                $ 16,500   $ 16,247  $ 15,272
                                           ==============================
IDENTIFIABLE ASSETS:
   Principal business segments             $317,987   $340,491  $365,112
   Corporate and other                       43,271     25,402    47,061
   Discontinued operations                              15,313    17,782
                                           ------------------------------
      Total                                $361,258   $381,206  $429,955
                                           ==============================
CAPITAL ADDITIONS:
   Principal business segments             $    483   $  1,427  $  2,440
   Corporate and other                            2          3        11
                                           ------------------------------
      Total                                $    485   $  1,430  $  2,451
                                           ==============================

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The methods and assumptions discussed below were used by PSG in estimating fair value disclosures for its financial instruments.

================================================================================

                                                                             31.

================================================================================

   CASH AND CASH EQUIVALENTS: The carrying amounts approximate fair value because of the short maturity of these items.

   MARKETABLE SECURITIES: The fair value for marketable securities is based on quoted market prices.

   NOTES RECEIVABLE: The fair value for notes receivable is estimated using discounted cash flow analyses, using interest rates which might be offered if the notes were renegotiated currently.

   CASH COLLATERAL ACCOUNT: The cash collateral account is invested in a fund which holds U.S. Government instruments. The market value of the fund is equal to the cost.

   DEBT INSTRUMENTS: The fair value of PSG's debt is estimated using discounted cash flow analyses, based on management's best estimate of current market rates for similar types of borrowing arrangements.

The estimated fair value of PSG's financial instruments at December 31, 1994 and 1993 (in thousands) is as follows:

                                        1994                  1993
                               --------------------------------------------
                                Carrying     Fair      Carrying     Fair
                                 Value      Value       Value      Value
                               --------------------------------------------
Financial assets:
   Cash and cash equivalents    $  22,780   $  22,780  $   5,133  $   5,133
   Marketable securities            4,813       4,813      8,901      9,818
   Notes receivable                 4,982       4,841      9,310      9,683
   Cash collateral account          7,692       7,692
                               --------------------------------------------
                                $  40,267   $  40,126  $  23,344  $  24,634
                               ============================================
Financial liabilities:
   Debt instruments             $ 137,225   $ 130,184  $ 163,159  $ 167,017
                               ============================================

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    (In thousands except per share data)

1994 QUARTERS                                  First    Second    Third    Fourth
- -----------------------------------------------------------------------------------
Continuing operations:
   Revenues                                   $ 32,945 $ 25,506  $ 30,643 $ 36,354
   Gross profit (loss)                           7,782    6,495     6,799   (5,552)
Income (loss) from continuing operations         1,486      394       191   (6,653)
Income (loss) from discontinued operations      12,209   (2,869)             2,478
                                            ----------------------------------------
      Net income (loss)                         13,695   (2,475)      191   (4,175)
Income (loss) per share:
   Continuing operations                           .24      .06       .03    (1.10)
   Discontinued operations                        2.02     (.47)               .41
                                            ----------------------------------------
      Net income (loss)                           2.26     (.41)      .03     (.69)

================================================================================

32.

================================================================================

1993 QUARTERS                                  First     Second    Third     Fourth
- -------------------------------------------------------------------------------------
Continuing operations:
   Revenues                                   $ 41,296  $ 39,195  $ 38,215  $ 38,262
   Gross profit (loss)                           9,128     7,757     4,957   (10,745)
Income (loss) from continuing operations         1,426       314      (470)  (10,112)
Income (loss) from discontinued operations      (2,865)   (2,871)   (2,279)   (4,513)
Change in accounting                             2,900
                                              ---------------------------------------
      Net income (loss)                          1,461    (2,557)   (2,749)  (14,625)
Income (loss) per share:
   Continuing operations                           .24       .05      (.08)    (1.67)
   Discontinued operations                        (.48)     (.47)     (.37)     (.74)
   Change in accounting                            .48
                                              ---------------------------------------
      Net income (loss)                            .24      (.42)     (.45)    (2.41)

Gross profit (loss) is income (loss) from continuing operations before interest expense, general and administrative expenses, taxes and cumulative effect of change in accounting. In the fourth quarters of 1994 and 1993, write-downs of $7.2 million, and $17 million, respectively, were recorded related to two 747 freighter aircraft previously leased to Pan Am and currently held for sale. In 1994's fourth quarter $5 million was accrued for settlement of a securities litigation described in Note 4.


12.  OIL AND GAS OPERATIONS (UNAUDITED)

Changes in estimated net proved developed and undeveloped reserves based on internal reserve reports (in thousands):

                                                        Oil       Gas
                                                      (Bbls)*   (Mcf)*
                                                    -------------------
   December 31, 1991                                    8,776    6,164
      Revisions of previous estimates                     122     (678)
      Sales of reserves in place                          (26)     (78)
      Production                                         (434)    (559)
                                                    -------------------
   December 31, 1992                                    8,438    4,849
      Revisions of previous estimates                    (977)    (525)
      Extensions, discoveries and other additions           2       90
      Sales of reserves in place                         (161)    (210)
      Production                                         (446)    (467)
                                                    -------------------
   December 31, 1993                                    6,856    3,737
      Revisions of previous estimates                  (1,369)    (191)
      Production                                         (405)    (520)
                                                    -------------------
   December 31, 1994                                    5,082    3,026
                                                    ===================

   *  Bbls = barrels; Mcf = one thousand cubic feet.

================================================================================

                                                                             33.

================================================================================

                                                           Oil       Gas
                                                          (Bbls)    (Mcf)
                                                        -------------------
    NET PROVED DEVELOPED RESERVES AT DECEMBER 31, 1992     5,289     4,849
                                                        ===================
    NET PROVED DEVELOPED RESERVES AT DECEMBER 31, 1993     4,665     3,737
                                                        ===================
    NET PROVED DEVELOPED RESERVES AT DECEMBER 31, 1994     3,638     3,026
                                                        ===================

    CAPITALIZED COSTS AND COSTS INCURRED (IN THOUSANDS) - The aggregate costs at December 31, 1994, 1993 and 1992 relating to oil and gas producing activities (all of which are in the continental United States) are presented below for capitalized costs and costs incurred.


                                                                   1994       1993       1992
                                                             ---------------------------------
Capitalized costs:
   Proved properties                                           $ 34,806   $ 34,457   $ 41,057
   Unproved properties net of allowance for
     abandonments                                                     3          5          8
                                                             ---------------------------------
      Total                                                      34,809     34,462     41,065
   Accumulated depreciation, depletion and
     amortization                                               (16,457)   (14,533)   (17,394)
                                                             ---------------------------------
      Net capitalized costs                                    $ 18,352   $ 19,929   $ 23,671
                                                             =================================
Costs incurred:
   Property acquisition costs                                             $     10   $     25
   Exploration costs, including unsuccessful wells                               8         12
   Development costs                                           $    336      1,324      2,155
                                                             ---------------------------------
      Total expenditures                                       $    336   $  1,342   $  2,192
                                                             =================================

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (IN THOUSANDS) - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                                                   1994      1993      1992
                                                              ------------------------------
Oil and gas revenues                                            $ 7,686   $ 8,907   $10,483
Production costs                                                 (4,099)   (5,501)   (5,409)
Exploration costs                                                              (8)      (12)
Depreciation, depletion and amortization                         (1,990)   (1,954)   (2,007)
                                                              ------------------------------
Income before income tax expense                                  1,597     1,444     3,055
Income tax expense                                                 (666)     (491)   (1,226)
                                                              ------------------------------
Income from operations for producing activities                 $   931   $   953   $ 1,829
                                                              ==============================


================================================================================

34.

================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (IN THOUSANDS)

Pursuant to Statement of Financial Accounting Standards No. 69, all publicly traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of PSG's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks. The tables below present the required information relating to PSG's proved oil and gas reserves as of December 31, 1994, 1993 and 1992. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented.

                                                      1994       1993       1992
                                                ---------------------------------
Future cash inflows                               $ 90,908   $ 98,741   $167,669
Future production costs                            (45,710)   (56,036)   (82,945)
Future development and abandonment costs            (6,264)    (7,346)    (8,866)
                                                ---------------------------------
Future net cash inflows before income tax/(a)/      38,934     35,359     75,858
Future income tax expenses                          (7,882)    (7,347)   (18,307)
                                                ---------------------------------
Future net cash flows                               31,052     28,012     57,551
Discount factor at 10%                             (14,806)   (15,531)   (27,548)
                                                ---------------------------------
Standardized measure of discounted future
  net cash flows                                  $ 16,246   $ 12,481   $ 30,003
                                                =================================

   (a) The discounted present value at 10% of future net cash inflows before income taxes was $18,970, $15,254 and $36,831 as of December 31, 1994,
       1993 and 1992, respectively.


                                                        1994      1993     1992
                                                    -----------------------------
Year-end market price used for
   future cash inflows:
       Crude oil - per barrel                         $16.00    $12.50   $18.00
       Natural gas - per thousand cubic feet            1.50      2.15     2.00

================================================================================

                                                                             35.

================================================================================

The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1994, 1993 and 1992:

                                                            1994       1993       1992
                                                       --------------------------------
Standardized measure at beginning of the year          $  12,481   $ 30,003   $ 34,582
   Revenues less production costs for the year            (3,554)    (3,385)    (4,194)
   Net change in sales prices net of production costs      7,454    (15,264)    (5,296)
   Extensions and discoveries                                           130
   Changes in estimated future development costs             732        669     (1,560)
   Costs incurred that reduced future development
    costs                                                               520      1,304
   Revisions of previous quantity estimates               (4,888)    (2,946)        45
   Accretion of discount                                   1,526      3,683      4,816
   Net change in income taxes                                 49      4,055      5,104
   Sale of reserves in place                                           (800)      (167)
   Changes in production rates (timing) and other          2,446     (4,184)    (4,631)
                                                       --------------------------------
Standardized measure at end of year                    $  16,246   $ 12,481   $ 30,003
                                                       ================================

==============================================================================

36.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

================================================================================

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PS GROUP, INC.

We have audited the accompanying consolidated statements of financial position of PS Group, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, realization of certain of the Company's assets totaling approximately $229 million (63% of total assets) is dependent upon the future performance by USAir, Inc. ("USAir") and Continental Airlines, Inc. ("Continental") under aircraft leases with the Company. Should either USAir or Continental default on their leases with the Company or reject certain of such leases, the Company would suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. The eventual outcome of these matters cannot be determined at this time.

Also as discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.



/s/ Ernst & Young LLP

San Diego, California
February 3, 1995,
except for Note 4, as to which the date is April 3, 1995

================================================================================

                                                                             37.

PS GROUP, INC.
DIRECTORS AND OFFICERS

================================================================================

DIRECTORS
PS GROUP, INC.

Charles E. Rickershauser, Jr.
Chairman of the Board and
Chief Executive Officer

Robert M. Fomon
President, Robert M. Fomon
and Company (a private
investment company)

J.P. Guerin*
Private Investor

Donald W. Killian, Jr.*
Attorney-at-Law

Gordon C. Luce*
Independent Financial
Advisor


OFFICERS
PS GROUP, INC.

Charles E. Rickershauser, Jr.
Chairman of the Board and
Chief Executive Officer

Lawrence A. Guske
Vice President - Finance &
Chief Financial Officer

Johanna Unger
Vice President, Controller &
Secretary



OFFICERS
PS TRADING, INC.

Douglas A. Jones
President

Michael E. Kooken
Vice President


OFFICERS
STATEX PETROLEUM, INC.

B. Andrew Wilkinson
President & Chief Operating
Officer

Dhar Carman
Executive Vice President &
Chief Financial Officer













*Member of the Audit Committee


================================================================================

38.

PS GROUP, INC.
INVESTOR INFORMATION

================================================================================


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
619-546-5001


AUDITORS
- --------

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California  92101


ANNUAL MEETING
- --------------

May 31, 1995 at 10:00 a.m.

Sheraton Grande Hotel
333 South Figueroa Street
Los Angeles, California 90071

MARKET PRICES OF COMMON STOCK
- -------------------------------

                         High        Low
                         ----        ---

1993:
   First quarter         16            9
   Second quarter        12-1/2        9-7/8
   Third quarter         12-5/8       10-1/4
   Fourth quarter        15-1/2       10-1/8
1994:
   First quarter         14-3/4       10-5/8
   Second quarter        12            9-3/8
   Third quarter         11-3/8        9-5/8
   Fourth quarter        11            8-7/8


DIVIDENDS ON COMMON STOCK
- -------------------------

No cash dividends were declared in 1994 or 1993.


INVESTOR RELATIONS
- ------------------

As of March 31, 1995 there were 1,636 holders of record of PSG's common stock.

PSG will supply to stockholders, upon written request to the corporate office and without charge, a copy of PSG's annual report on Form 10-K for the year 1994.






================================================================================

                                                                             39.