Form 10-K405, Exhibit 13
period 1995-12-31
PS GROUP INC
filed 1996-03-27
CIK 80966

           Exhibit 13 - PS Group, Inc. Annual Report to Shareholders
                             (inside front cover)

--------------------------------------------------------------------------------

                          FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this 1995 Annual Report to Shareholders is forward looking, such as information relating to the future prospects of PS Group Inc.'s (PSG's) aircraft leases, the consequences of any unscheduled return of aircraft under lease, PS Trading Inc.'s potential for growth, plans for expansion of Statex Petroleum, Inc., the availability of certain tax benefits, the amount of otherwise-taxable income against which such benefits may be offset, and the effect of the proposed transfer restrictions in reducing the risk of a loss of the tax benefits. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, but not limited to, the impact of economic conditions on each business segment, the impact of competition, the impact of governmental legislation and regulation, and other risks detailed in this 1995 Annual Report to Shareholders and in filings PSG has made with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
              POTENTIAL RESTRICTION ON USE OF FUTURE TAX BENEFITS

     PSG has substantial net operating loss carryforwards, investment tax credit carryforwards and other tax benefits for use in offsetting future taxable income. As of December 31, 1995, PSG believes it had approximately $95.6 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, in addition to other state and federal tax benefits. Besides the customary financial and legal difficulties ordinarily involved in using these tax benefits, there is a special limitation on the use of these tax benefits that arises when an "ownership change" occurs for federal income tax purposes. As of March 1996, if an "ownership change" was triggered, PSG's usage of future tax carryforwards and unused tax credits would under most circumstances be limited to approximately $3.4 million per year for 15 years and PSG could end up paying taxes that would otherwise not be due.

     Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50 percentage points. Making the calculation is complex and uncertain. PSG believes that as of March 26, 1996, no "ownership change" had occurred with respect to PSG, but that the aggregate percentage point increase in the ownership of PSG's stock by "5-percent shareholders" was in excess of 35%. PSG generally has no control over either the purchase or sale of its shares by 5% shareholders. In addition, the issuance of new equity securities or the buy back of outstanding common stock by PSG would negatively effect the "ownership change" calculation. Therefore, PSG will likely be constrained in its ability to effect such equity transactions while there is concern as to the "ownership change" calculation.

     At the 1996 Annual Meeting, stockholders of PSG will have the opportunity to vote on a holding company reorganization transaction which is designed to help decrease the risk that an "ownership change" will occur.
-------------------------------------------------------------------------------

PS GROUP, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
================================================================================

PS Group, Inc. (PSG), NYSE Symbol: PSG, operates three principal business segments -aircraft leasing, fuel sales and distribution, and oil and gas production and development.

FOR THE YEAR                                          1995           1994            1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------
                                                          (In thousands, except per share data and ratios)
-----------------------------------------------------------------------------------------------------------------------
Revenues from continuing operations               $167,004       $125,448        $156,968       $145,118       $176,751
Income (loss) from continuing
  operations before change
  in accounting                                      3,032         (4,582)         (8,842)         2,082          3,362
Income (loss) from discontinued
  operations                                                       11,818         (12,528)       (69,664)       (27,303)
Cumulative effect of change in
  accounting                                                                        2,900
                                                  ---------------------------------------------------------------------
       Net income (loss)                             3,032          7,236         (18,470)       (67,582)       (23,941)

Income (loss) per common share:
  Continuing operations                                .50           (.76)          (1.46)           .35            .62
  Discontinued operations                                            1.95           (2.07)        (11.68)         (5.00)
  Cumulative effect of change in
    accounting                                                                        .48
                                                  ---------------------------------------------------------------------
      Net income (loss) per share                      .50           1.19           (3.05)        (11.33)         (4.38)

Cash distributions or dividends per
  common share                                        1.50/(a)/                                      .15            .60
Capital additions                                    1,386            485           1,430          2,451          7,350

   (a) The 1995 special distribution of $1.50 per share is a 1996 distribution for recipients and is not a precedent for further distributions.

AT YEAR END
-----------------------------------------------------------------------------------------------------------------------
Total assets                                       305,971        361,258         381,206        429,955        497,717
Total debt                                         122,609        137,225         163,159        190,719        215,140
Stockholders' equity                               123,082        129,151         121,899        140,243        190,685
Stockholders' equity per share                       20.28          21.28           20.10          23.22          34.90
-----------------------------------------------------------------------------------------------------------------------

COMPARABILITY

     Results from continuing operations are not comparable between years in part due to the following significant unusual items (all amounts are pre-tax): (i) in 1995, a $1.7 million loss on disposition of 747 aircraft was recorded and in 1994, 1993, 1992 and 1991, write-downs of $7.2 million, $17 million, $9.9 million and $31.2 million, respectively, were recorded related to 747 aircraft previously leased to airlines which had declared bankruptcy, (ii) in 1994, 1993, 1992 and 1991, gains (net of losses) of $.6 million, $2.5 million, $3 million and $13.7 million, respectively, were recorded on marketable equity securities' transactions and (iii) in 1994 an accrual of $5 million was made for the settlement of securities litigation.

     In 1994, the assets of PSG's travel management segment and the major asset of PSG's metallic waste recycling segment were sold. Accordingly, these two segments are shown as discontinued operations in the years 1991 through 1994.
================================================================================
                                                                              1.

AIRCRAFT LEASING
================================================================================

PSG's aircraft leasing business represents by far the major portion of its assets and its largest source of cash flow. Aircraft leasing contributed $35 million to 1995 consolidated revenues, or 21% of the total. Even though PSG has no current intention to expand its leasing activity, this segment will likely remain the main factor in PSG's operations. PSG's lease portfolio is comprised of jet aircraft that are leased to major US airlines whose primary operations are scheduled passenger service in the continental United States. All required lease payments were made timely by the lessees in 1995. Nineteen of the 21 aircraft on lease are newer-generation aircraft which meet Federal Stage 3 noise requirements which thereby qualify for continued operation in the United States without modification beyond 1999.

TYPE OF AIRCRAFT LEASES. All of PSG's leases are net leases, which provide that the lessees bear the direct operating costs and the risk of physical loss of the aircraft, pay taxes, maintain the aircraft, indemnify PSG against any liability suffered as the result of any act or omission of the lessee, maintain casualty insurance in an amount equal to the specific amount set forth in the lease (which may be less than market value) and maintain liability insurance naming PSG as an additional insured. In general, substantially all obligations connected with the operation and maintenance of the leased aircraft are assumed by the lessee and minimal obligations are imposed upon PSG. The leases also typically provide that in those limited instances where the lessees have the voluntary right to terminate the lease, the lessee is obligated to pay PSG a stipulated sum which would retire any existing indebtedness relating to the aircraft and otherwise provide PSG with the same economic value it would have received had the lease continued. The leases also generally provide an option to the lessee to extend the lease at stipulated or fair market value lease rates. The PSG leases and related aircraft (except the Boeing 737-200 leases and aircraft) are encumbered by long-term debt that will be fully amortized by the end of the lease term. PSG aircraft leases expire, by year, as follows:

                                             Number of Aircraft Leases Expiring
                                  --------------------------------------------------------
Aircraft Type                     1996    1998   1999   2000   2004   2006   2008   Total
-------------------------------   ----    ----   ----   ----   ----   ----   ----   -----
737-200                              2*                                                 2*

BAe 146-200                                               10                           10

MD-80                                        3      1             2             1       7

737-300                                                                  1      1       2
                                                                                       --

                                                                                       21
                                                                                       ==

* 1/3 interest in 6 aircraft

PSG'S AIRCRAFT LESSEES. PSG's aircraft lessees are USAir, Inc. (USAir), Continental Airlines, Inc. (Continental) and America West Airlines, Inc. (America West). The information reported herein relating to PSG's aircraft lessees was obtained from published media reports. PSG refers readers to public information regarding USAir, Continental and America West for further details relating to their financial condition. Since PSG's leases are relatively long-
================================================================================

8.

================================================================================

term, PSG is concerned as to both the current and long-term futures of its three lessees. A summary of the recent results and current status of each of PSG's lessees follows:

 .  USAIR leases 16 of PSG's aircraft consisting of six MD-80 aircraft and ten
   BAe 146-200 aircraft. Lease revenues from USAir were 79% of total lease revenues for 1995. From mid-1992 through 1995 all of USAir's 18 BAe-146s, including the ten leased from PSG, have been out of service. As a result of pending aircraft sublease transactions, USAir in late 1995 took three of the BAe 146s out of storage to have various maintenance tasks completed to enable the aircraft to return to operation. These three aircraft are leased from PSG. One of the BAe 146s was subleased under a multi-year agreement to a United Kingdom airline in January 1996 and the two other BAe 146s are expected to be delivered to a start-up U.S. airline when they receive U.S. government approval to operate. USAir also indicates they have had other inquiries as to the availability of the BAe 146s. PSG is encouraged by these developments since, generally, operating aircraft are worth more than aircraft held in storage.

   1995 was a year of both success and failure for USAir. As a result of Continental discontinuing their Continental Lite high-frequency, low-fare service in 1995, USAir was able to raise fares significantly in those markets. USAir also reduced costs in 1995 by eliminating non-productive flights and implementing many other cost-reduction programs that were part of USAir's $1 billion expense reduction program - $500 million from wage and benefit savings and $500 million from other cutbacks. USAir indicates they achieved their $500 million in other cost savings for 1995 and that savings in 1996 will increase to approximately $600 million. USAir also recorded some of the highest load factors in the industry. As a result of these positive factors, USAir's parent, USAir Group, Inc., recorded net income (before preferred dividends - which have been suspended) in 1995 of $119 million versus a net loss in 1994 of $685 million. USAir also projected they would end 1995 with a cash balance near $1 billion.

   Offsetting this success in 1995 was a failure by USAir to reach agreement with its labor unions to reduce annual wages and benefits by $500 million. After preliminary agreements were reached, USAir and the unions reached an impasse and USAir ended discussions. USAir concedes that their long-term future depends on reduced costs, including lower labor costs. USAir plans to renew their request for labor concessions through the regular collective bargaining process when current labor agreements expire in 1996 and 1997. USAir's new Chairman and CEO, Stephen M. Wolf, who was appointed in January 1996 may accelerate this timetable which was set by his predecessor. Mr. Wolf has successfully negotiated labor concessions with three airlines he has previously headed up.

   USAir remains the high-cost airline in the industry. Southwest Airlines, Inc., a low-cost, low-fare airline, introduced service to Florida markets served by USAir in January 1996 and will expand further in USAir's markets in 1996. Another low-cost, low-fare, start-up carrier, ValuJet Airlines, Inc., continues to expand in USAir's markets. To be a long-term survivor, USAir has to reduce its unit costs to be competitive or merge with a financially stronger carrier. In late-1995 USAir approached both United and American Airlines as to a possible
================================================================================

                                                                              9.

================================================================================

   combination (merger, purchase of USAir, etc.). After an initial preliminary evaluation, both carriers indicated they were not interested. If USAir fails in its attempt to reduce costs and ceases to pay rent on some or all of the aircraft it leases from PSG, there will be a material adverse impact on PSG. Due to USAir's poor financial condition (negative stockholder equity), there is uncertainty as to whether PSG will recover its investment in aircraft leased to USAir.

 .  CONTINENTAL leases one MD-80 and one 737-300 from PSG as well as six older
   737-200 aircraft in which PSG has a one-third interest. During 1995 one of the seven 737-200 aircraft leased to Continental was declared a casualty loss after ground damage and PSG was paid its current book value for its one-third interest in the aircraft.

   Continental also recorded significantly improved results in 1995 compared to 1994. Early in 1995 Continental Lite, the lower-cost, low-fare division of Continental, was shut down and the aircraft were redeployed as part of a route realignment and capacity rationalization plan. Continental also retired 24 wide-body aircraft from their fleet and negotiated settlements of the lease agreements. Rents on 11 other wide-body aircraft operated by Continental were reduced through negotiation. While overall capacity was reduced, passenger traffic declined by a lesser amount and Continental's overall load factor increased in 1995. Results for 1995 were net income of $224 million versus a net loss of $613 million in 1994. Profits for 1995 were the first from operating results since 1978. Also in 1995, Continental restructured debt payment schedules and deferred aircraft deliveries to improve liquidity. Cash and equivalents totaled over $600 million at September 30, 1995. With these positive results in 1995, the uncertainty experienced in 1994 as to PSG's recovery of its investment in aircraft leased to Continental has been substantially reduced.

 . AMERICA WEST leases one 737-300 aircraft from PSG. America West, which emerged from bankruptcy in 1994, is partially owned by Continental and both carriers have implemented various programs to cross feed passengers and reduce common costs. America West expanded operations in 1995 while successfully managing their costs to continue to be one of the lowest-unit cost operators in the country. America West recorded net income of almost $54 million in 1995 down from $62 million in 1994 when America West was in bankruptcy until August 26, 1994. Cash and equivalents totaled approximately $250 million at September 30, 1995. America West intends to continue to expand service to its existing hub operations at Phoenix and Las Vegas.

EFFECT OF UNSCHEDULED RETURN OF AIRCRAFT. Should USAir default on their leases with PSG, or file bankruptcy and reject certain aircraft leases, there could be a material decrease in the market value of the types of aircraft leased to USAir due to an increased availability of these aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Should PSG have any of its leased aircraft prematurely returned before the end of the lease terms, PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest. All of PSG's wholly-owned leased aircraft have
================================================================================

10.

================================================================================

debt obligations (all non-recourse debt except for $20.4 million of recourse debt on five BAe-146s). Whether PSG undertook such a course of action would be dependent on PSG having sufficient liquidity (cash) to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Both of these factors are uncertain. In addition, when marketing aircraft PSG competes with many leasing companies that have greater financial resources and broader marketing and support capabilities to effect a sale or lease than PSG.

AIRCRAFT SOLD. In June 1995 PSG sold two Boeing 747-100SF aircraft which were held for sale since they were returned to PSG in early 1992 when the lessee of the aircraft, Pan American World Airways, Inc., ceased operations. Subsequently, these aircraft were converted into full cargo configuration under an agreement with a third party vendor, and obligations for approximately $20 million were incurred. As a result of this sale, PSG recorded, in the second quarter of 1995, a $1.7 million pre-tax loss on disposition. The net cash proceeds to PSG (after payment of costs and expenses and the repayment of the obligation mentioned above) were approximately $1.5 million.

---------------------------------------------------------------------------------------
OPERATING STATISTICS (at year-end)                     1995   1994   1993   1992   1991
---------------------------------------------------------------------------------------
NET AIRCRAFT LEASED:/(a)/
     BAe 146-200 aircraft /(b)/                        10.0   10.0   10.0   10.0   10.0
     MD-80 aircraft                                     7.0    7.0    7.0    7.0    7.0
     737-200 aircraft /(c)/                             2.0    2.3    2.3    2.3    2.3
     737-300 aircraft                                   2.0    2.0    2.0    2.0    2.0
                                                    -----------------------------------
        Total aircraft leased                          21.0   21.3   21.3   21.3   21.3

     Aircraft leased under operating leases/(d)/       16.0   16.3   16.3   16.3   15.3
     Aircraft leased under financing leases /(d)/       5.0    5.0    5.0    5.0    6.0

AIRCRAFT HELD FOR SALE - 747-100 /(e)/                    -    2.0    2.0    2.0    2.0


     (a) At December 31, 1995, PSG had a 100% interest in all aircraft except for a 1/3 interest in six 737-200 aircraft.
     (b) Not-operated by USAir, Inc. since the spring of 1992. In early 1996 USAir subleased one aircraft and is pursuing other potential sublessees.
     (c) During 1995, one 737-200 aircraft, in which PSG had a 1/3 interest, was declared a casualty loss.
     (d) During 1992, a 737-300 aircraft was reclassified from a financing lease to an operating lease.
     (e) During 1995, the two 747-100 aircraft were sold.
================================================================================

                                                                             11.

================================================================================


-----------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)       1995               1994               1993               1992               1991
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues                       $ 35,032           $ 35,637           $ 35,920           $ 36,412           $ 46,200
Operating expenses/(f)/                    15,770             21,346             31,165             22,544             45,123
                                         ------------------------------------------------------------------------------------
Income before interest and taxes           19,262             14,291              4,755             13,868              1,077

Identifiable assets at year-end           233,547            279,508            302,341            324,719            338,034
Depreciation and amortization              13,978             14,085             13,837             12,394             13,478
Income before interest and taxes
   as a percent of revenues                  55.0%              40.1%              13.2%              38.1%               2.3%

(f) Includes a $1.7 million loss on the disposition of 747 aircraft in 1995 and write-downs on 747 aircraft in 1994, 1993, 1992 and 1991 of $7.2 million, $17 million, $9.9 million and $31.2 million, respectively.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1993 THROUGH 1995 AND KNOWN TRENDS
--------------------------------------------------------------------------------

The reduction in revenues in each year from 1993 to 1995 reflects the reduced revenue recognition associated with aircraft leased under financing leases. Income fluctuates in each year from 1993 to 1995 largely as a result of the $1.7 million loss on disposition of the 747 aircraft in 1995 and the $7.2 million and $17 million write-downs of the same aircraft in 1994 and 1993.

The future long-term prospects of USAir, Continental and America West are unknown. It is possible that all of the leased aircraft will remain with the existing carriers. On the other hand, if there is economic deterioration of PSG's lessees, some or all of the aircraft could be returned to PSG or the leases could be renegotiated on terms less favorable to PSG. If the aircraft were returned, PSG would be faced with a choice of maintaining control of the aircraft by continuing to make the scheduled debt payments or losing control of the aircraft to the lenders who would seek a buyer of the aircraft. Except for debt of $20.4 million on five BAe-146s, all other PSG wholly-owned aircraft are encumbered by debt which is nonrecourse to PSG. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity. If, in the future, PSG had sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected. See Management's Discussion and Analysis of Financial Condition for additional information.


================================================================================

12.

FUEL SALES AND DISTRIBUTION
================================================================================

PS Trading, Inc. (PST), a wholly-owned subsidiary of PSG, is composed of three separate divisions consisting of aviation fuel sales, wholesale fuel marketing and facility services. PST contributed $122 million to 1995 consolidated revenues, or 73% of the total.

AVIATION FUEL SALES - Although the aviation fuel sales division was displaced in 1995 by the wholesale fuel marketing division as the leader in fuel sales, aviation fuel sales remains the largest contributor to operating results. Both revenues and operating results from aviation fuel sales declined in 1995 compared to 1994, which included the benefit of sales to a scheduled airline which suffered financial difficulties in 1994 and prompted PST to discontinue sales to this carrier. The aviation fuel sales division, which is based in Dallas, Texas, prides itself in being able to provide fuel to its corporate customers across the United States as well as overseas. The aviation fuel sales division strives to provide timely, responsive, quality service at reasonable margins.

WHOLESALE FUEL MARKETING - During 1995 wholesale fuel marketing became PST's largest contributor to revenue. Revenues in 1995 increased by 146% over 1994. Sales of refined petroleum products, primarily diesel and gasoline, are to commercial, military, municipal and reseller customers. This operation is headquartered in the Sacramento, California area with sales representatives covering both Southern and Northern California, as well as Arizona, New Mexico and Oregon. During 1995 PST increased the number of storage terminals in California that are supplied by pipeline quantities of gasoline and diesel fuel purchased direct from refineries. PST plans to begin shipping via pipeline to Oregon and Washington have been delayed and are now planned for 1996. These pipeline purchases have reduced the average cost of fuel and have made PST more competitive in the marketplace. The expected improvement in operating margins from these pipeline purchases did not materialize in 1995 due to what appeared to be an abnormally small differential during much of 1995 in the price of fuel purchased direct from the refinery versus the price of fuel purchased at local terminal facilities. PST is looking forward in 1996 to having these pricing differentials more closely track historical patterns. During 1996 PST will hire additional sales representatives to expand existing sales territories, plus initiate direct marketing to Washington.

FACILITY SERVICES - PST owns or leases limited fuel storage facilities or pipelines in several locations including the San Francisco, Oakland and Los Angeles International Airports. Revenues from pipelines at the San Francisco International Airport have been reduced because of the construction of a new international terminal and will be eliminated when the new terminal is completed in about two to three years. During 1996 PST plans on leasing additional storage capacity in Seattle and Portland for PST fuel inventories.



OPERATING STATISTICS                              1995            1994             1993            1992            1991
-----------------------------------------------------------------------------------------------------------------------
Gallons of fuel sold (in thousands)            169,528         111,855          145,281         112,663         100,040
Average price per gallon (in cents)                 70              70               73              75              73
Employees at year-end                               29              23               24              21              18
=======================================================================================================================

                                                                             13.

================================================================================

-----------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)            1995            1994             1993            1992            1991
-----------------------------------------------------------------------------------------------------------------------
Operating revenues                            $122,417         $79,642         $106,904         $85,450         $75,302
Operating expenses                             121,278          78,240          105,578          84,198          74,177
                                              -------------------------------------------------------------------------
Income before interest and taxes                 1,139           1,402            1,326           1,252           1,125
Identifiable assets at year-end                 20,180          17,943           15,975          14,161          12,756
Net assets before debt at year-end/(a)/         13,604           8,033            9,430           7,612           8,978
Capital additions                                  265              64               67             203             153
Depreciation and amortization                      299             321              336             366             400
Income before interest and taxes as
   a percent of revenues                            .9%            1.8%             1.2%            1.5%            1.5%

(a) Identifiable assets less current liabilities.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1993 THROUGH 1995 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Revenues increased 54% during 1995 compared to 1994 primarily due to a 52% increase in the gallons of fuel sold as a result of increased marketing efforts by the wholesale fuel marketing division.

Revenues decreased 26% during 1994 compared to 1993 due to a 23% decrease in the gallons of fuel sold and a 4% decrease in the average sales price per gallon. Most of the volume reduction relates to declines in sales to one airline and the discontinuance of sales to another airline. This did not have a material effect on net operating results.

Income as a percent of revenues varies because of changing margins on fuel distribution contracts (largely due to competitive pricing) and the percentage of lower volume/higher margin customers. With PST now holding more fuel in inventory, it will be subject to greater variation in profitability due to fuel price fluctuation.

================================================================================

14.

OIL AND GAS PRODUCTION AND DEVELOPMENT
================================================================================

Oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), a wholly-owned subsidiary of PSG. Statex contributed $7 million to 1995 consolidated revenue, or 4% of the total. Statex's primary business activity is the application of secondary recovery processes to increase the productivity of producing properties which yield crude oil. For the past several years Statex has concentrated on enhancing its properties in North Texas by water injection. In certain situations, polymer injection has been utilized to improve the water flood efficiency. Infill drilling on the properties to increase recovery efficiencies has also been very successful. Additional infill drilling on existing properties is prospective but has been delayed pending a stabilization of crude oil prices at approximately $18 per barrel. With the continued deferment of capital expenditures, the year-end gross production from the enhanced recovery project averaged 1,060 barrels of oil per day (BOPD) versus 1,225 BOPD at the end of 1994.

Statex continued to improve the profit margin of its properties during 1995 by reducing operating expenses, especially in the area of power costs. At year-end, a major upgrade of the power systems for the purpose of reducing power failures and the associated equipment damage and production downtime is in progress. Plans for 1996 call for extension of the major field by drilling two wells and continued work with polymer injection to improve water flood efficiency.

Statex entered into a bank credit agreement collateralized by its major oil properties. The initial availability is $1.5 million, but, on approval, could be increased up to $8.2 million (based on the valuation of current oil and gas reserves). In January 1996 Statex borrowed $342,000 under this credit agreement to purchase an interest in a West Texas property. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

During 1995 Statex actively searched the Mid-Continent area for additional properties having enhanced recovery potential and is in the process of acquiring an interest in two of these fields. This activity will continue in 1996.

-----------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS                                                                1995       1994       1993       1992      1991
-----------------------------------------------------------------------------------------------------------------------------------
Proved reserves:
     Crude oil (Mbbls)                                                             4,886      5,082      6,856      8,438     8,776
     Natural gas (MMcf)                                                            2,960      3,026      3,737      4,849     6,164
Undeveloped oil and gas acreage:
     Gross/(a)/                                                                    3,388      6,586      5,877      6,303     9,187
     Net/(b)/                                                                        615        902      1,687      2,070     3,654
Producing wells:
     Gross/(a)/                                                                      121        107        114        126       140
     Net/(b)/                                                                         83         81         87         96       104
Production:
     Crude oil (Mbbls)                                                               337        405        446        435       447
     Natural gas (MMcf)                                                              552        520        467        559       646
===================================================================================================================================

                                                                             15.

================================================================================

------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS - CONTINUED                                                     1995       1994       1993       1992      1991
------------------------------------------------------------------------------------------------------------------------------------
Wells drilled:
     Gross/(a)/                                                                         2          -          8          9        13
     Net/(b)/                                                                           1          -          7          9        13

Average price during year:
     Crude oil - per barrel                                                        $17.56    $ 16.21    $ 17.64     $20.03    $20.71
     Natural gas - per thousand cubic feet                                         $ 1.59    $  1.99    $  2.02      $1.68     $1.46
Year-end price:
     Crude oil - per barrel                                                        $18.00    $ 16.00    $ 12.50     $18.00    $18.20
     Natural gas - per thousand cubic feet                                         $ 1.90    $  1.50    $  2.15      $2.00     $1.60

Employees at year-end                                                                   8          8          9          9         9


Mbbls = thousands of barrels           MMcf = millions of cubic feet

(a) Gross refers to the total amount owned by all participants.
(b) Net refers to Statex's ownership interest in the gross amount.

-----------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)                                    1995        1994       1993       1992      1991
-----------------------------------------------------------------------------------------------------------------------------

Operating revenues                                                      $ 6,848      $ 7,683    $ 8,907    $10,483   $10,367
Operating expenses/(c)/                                                   5,985        6,305     10,283      7,526     7,041
                                                                        -------      -------    -------    -------   -------
Income (loss) before interest and taxes                                     863        1,378     (1,376)     2,957     3,326
Identifiable assets at year-end                                          19,974       20,536     22,175     26,232    25,072
Net assets before debt at year-end/(d)/                                  19,306       19,757     20,950     24,814    23,789
Capital additions                                                         1,121          419      1,360      2,237     6,208
Depreciation, depletion and amortization                                  1,747        1,990      1,957      2,013     1,905


(c) 1993 operating expenses include a $1.8 million write-off of oil properties and $.7 million of loss on sale of oil and gas properties.
(d) Identifiable assets less current liabilities.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1993 THROUGH 1995 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Revenues for 1995 were 11% lower than 1994 due primarily to reduced volumes resulting from normal production decline rates. Capital expenditures normally used to moderate the rate of decline were not made. Revenues were 14% lower in 1994 versus 1993 because the average price of oil was down 8% and oil production was down 9%. As shown by both the average and the year-end crude oil and natural gas prices above, there has been significant volatility in these prices.

Operating expenses for 1993 were significantly higher than in 1994 due to a $1.8 million write-off of an oil field which did not respond to water flood enhancement and $.7 million of losses on the sales of oil and gas properties.

================================================================================

16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows for the the components of PSG's cash flow activities. At December 31, 1995 PSG's principal source of liquidity was cash, cash equivalents and marketable securities of $18.3 million, a $5.6 million decrease from December 31, 1994. The major components of the change in liquidity are as follows:

   CASH FLOWS FROM OPERATING ACTIVITIES. PSG's primary source of cash was provided by operating activities which created positive cash flow of $8.6 million.

   CASH FLOWS FROM FINANCING ACTIVITIES. Debt payments used $14.6 million of cash and, on December 30, 1995 a special cash distribution totaling $9.1 million was paid to shareholders.

   CASH FLOWS FROM INVESTING ACTIVITIES (EXCEPT FOR MARKETABLE SECURITY TRANSACTIONS). In 1995 capital additions used $1.4 million of cash. Net proceeds from the disposition of aircraft, largely due to the sale of two 747 aircraft, amounted to $2.2 million. Cash of $2.1 million was released in connection with reducing cash used as collateral for outstanding letters of credit.

At December 31, 1995, PSG had $5.6 million outstanding under its October 1995 bank credit agreement, consisting entirely of letters of credit (LC's). No borrowings are permitted under the bank credit agreement. The credit agreement provides for long-term LC's, aggregating $4.6 million and for up to $5 million of LC's that may be issued to support the operations of PST. All outstanding LC's require cash collateralization. The credit agreement expires in 1996 as to the PST-related LC's and in 2000 as to the long-term LC's.

Statex has a separate bank credit agreement currently with a $1.5 million availability, but, on approval, could be increased up to $8.2 million (based on the current valuation of oil and gas reserves owned by Statex). This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

PSG's aircraft lease portfolio represents the major portion of PSG's assets and its largest source of cash flow. The lease portfolio of 21 equivalent aircraft is dominated by 16 aircraft leased to USAir including ten BAe-146 aircraft that are grounded. Refer to the section on Aircraft Leasing in this Annual Report for additional information on USAir.

If USAir's financial condition should deteriorate to a point where it sought protection from its creditors, it is almost certain USAir would reject the leases for the ten BAe-146 aircraft it leases from PSG. All lease payments due from USAir are current through March 1996. If subsequent to March 1996, USAir were to cease paying rent on the ten BAe-146's leased to it and PSG did not continue to make the related debt payments, PSG's remaining 1996 net cash flow would be reduced by approximately $4.4 million (rent receipts of $14.4 million less debt payments of $10 million). In addition, if the ten BAe-146 aircraft were returned, PSG would likely sustain a major loss on disposition of these aircraft which had a net book value of approximately $65 million at the end of 1995. The recourse debt applicable to these ten aircraft totals approximately $20.4 million and the non-recourse debt totals approximately $16.8 million at December 31, 1995. The six MD-80 aircraft leased to USAir had a net book value of approximately $87.9 million at the end of 1995. The total non-recourse debt applicable to these six MD-80's totaled $45.5 million at December 31, 1995. If subsequent
================================================================================

                                                                             17.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

to March 1996, USAir were to cease paying all rent to PSG and PSG did not continue to make the related debt payments, PSG's remaining 1996 annual net cash flow would be reduced by approximately $5.5 million (rent receipts of $29.4 million less debt payments of $23.9 million).

If USAir were to default under its leases with PSG, a decision would be required as to whether PSG desired to maintain control of the aircraft. If the aircraft lenders consented and PSG agreed to continue to make the principal and interest payments (P & I payments), PSG would have the opportunity to sell or re-lease the aircraft if the lenders agreed. Without such action by PSG the lenders would take control of and market the returned aircraft and PSG would relinquish its equity interest in the aircraft. Subsequent to March 1996 the remaining 1996 P & I payments are $13.9 million for the six MD-80s and $10 million for the ten BAe-146s leased to USAir. The dilemma for PSG if an aircraft default were to occur is does PSG have sufficient cash to continue to make P & I payments while no rent is being received from the lessee and is it financially prudent to continue to make P & I payments.

Refer to Note 1 of Notes to the Consolidated Financial Statements for an explanation of PSG's current policies concerning asset impairment. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. PSG will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

In February 1996, the California Franchise Tax Board issued notices of net deficiencies to PSG for the years 1987 through 1990. These deficiencies and related interest total approximately $12.2 million as of February 29, 1996. PSG will protest the adjustments proposed in these notices and believes that adequate provision has been made in the Consolidated Financial Statements for any possible assessments of additional taxes and interest. However, any such assessment would negatively impact liquidity.

PSG believes that, absent a failure by USAir to meet its lease obligations to PSG, its cash and cash equivalents, plus projected cash flow, are adequate to meet the operating and capital needs of PSG in both the short and long-term. As occurred in 1995, PSG expects to use cash in 1996 for working capital for expanding the fuel distribution subsidiary's operations. PSG's planned capital additions for 1996, primarily for oil and gas development activities, are approximately $12 million, most of which relates to Statex acquiring and developing two new oil and gas fields with enhanced recovery potential.
Statex's separate bank credit agreement will be used to finance most of the planned capital addition.

USAGE OF TAX BENEFIT CARRYFORWARDS. PSG has substantial net operating loss carryforwards, investment tax credit carryforwards and other tax benefits for use in offsetting future taxable income. As discussed in Note 8 of the Notes to Consolidated Financial Statements, as of December 31, 1995, PSG believes it had approximately $95.6 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, in
================================================================================

18.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

addition to other state and federal tax benefits. Besides the customary financial and legal difficulties ordinarily involved in using these tax benefits there is a special limitation on the use of these tax benefits that arises when an "ownership change" occurs for federal income tax purposes. Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50 percentage points. Making the calculation is complex and uncertain. PSG believes that as of March 26, 1996, no "ownership change" had occurred with respect to PSG, but that the aggregate percentage point increase in the ownership of PSG's stock by "5-percent shareholders" was in excess of 35%. PSG generally has no control over either the purchase or sale of its shares by 5% shareholders. In addition, the issuance of new equity securities or the buy back of outstanding common stock by PSG would negatively effect the "ownership change" calculation. Therefore, PSG will likely be constrained in its ability to effect such equity transactions while there is concern as to the "ownership change" calculation. At the 1996 Annual Meeting, stockholders of PSG will have the opportunity to vote on a holding company reorganization transaction which is designed to help decrease the risk that an "ownership change" will occur.


RESULTS OF OPERATIONS

Refer to the individual sections on each business segment in this Annual Report for a description of each of PSG's principal business segments, an analysis of financial data from 1993 to 1995 and a discussion of known trends.

REVENUES (EXCEPT FROM SEGMENTS). Interest and dividend income varied in each year primarily as a result of the annual changes in the amounts of outstanding cash, marketable securities and notes receivable and the interest rates earned. Net investment gains of $.6 million in 1994 and $2.5 million in 1993 resulted from the sale of a portion of the marketable securities held in PSG's portfolio. With the sales of marketable securities in 1994, future results are not expected to yield significant gains from marketable security transactions.

COSTS AND EXPENSES. The changes in cost of sales in each year from 1993 to 1995 are primarily a reflection of the change in sales volume of PST. The decrease in general and administrative expenses (G&A) between 1995 and 1994, and the increase in G&A between 1994 and 1993, are largely due to the 1994 accrual related to the cancellation of employment contracts with two former PSG officers who resigned and 1994 legal expenses related to the securities litigation described below. The loss on disposition of aircraft and aircraft write-downs relate to two 747-100 aircraft that were sold in June 1995. In early 1995 PSG settled outstanding securities litigation for $5 million. Refer to Note 4 of Notes to the Consolidated Financial Statements for details of the settlement. Interest expense varied each year due to changes in the level of outstanding debt and changes in the average interest rate. Included in interest expense are yen foreign exchange losses of $3.9 million in 1993. All yen denominated debt was repaid in June 1993.

PROVISION (CREDIT) FOR TAXES.   Refer to Notes 1 and 8 of Notes to the
Consolidated Financial Statements for an explanation of the elements included in the provision (credit) for taxes.

================================================================================

                                                                             19.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
================================================================================

                                                                           1995            1994
                                                                        -----------     -----------
                                   ASSETS

Current assets:
   Cash and cash equivalents                                            $     3,999     $    22,780
   Marketable securities, partially pledged                                  14,270           1,113
   Accounts receivable                                                       20,993          16,934
   Notes receivable                                                           1,388           1,370
   Current portion of aircraft leases, pledged                                6,170           5,487
   Fuel inventory, at average cost                                            4,423           3,363
   Prepaid expenses and other current assets                                  2,535           4,939
                                                                        -----------     -----------
      Total current assets                                                   53,778          55,986

Oil and gas property and other equipment, at cost                            42,991          42,733
   Less accumulated depreciation, depletion and amortization                (22,706)        (21,652)
                                                                        -----------     -----------
                                                                             20,285          21,081

Aircraft under operating leases, at cost, pledged                           245,178         247,544
   Less accumulated depreciation                                           (124,678)       (112,611)
                                                                        -----------     -----------
                                                                            120,500         134,933

Investment in aircraft financing leases, pledged                             97,004         101,248
Aircraft held for sale                                                                       29,100
Other assets                                                                 14,404          18,910
                                                                        -----------     -----------
                                                                        $   305,971     $   361,258
                                                                        ===========     ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                     $     6,289     $     6,396
   Accrued interest                                                           3,540           3,933
   Accrued legal settlement                                                                   5,000
   Income taxes payable                                                                       4,944
   Other accrued liabilities                                                  2,500          10,273
   Current portion of long-term obligations                                  19,244          15,151
                                                                        -----------     -----------
   Total current liabilities                                                 31,573          45,697

Long-term obligations                                                       103,365         122,074
Deferred income taxes                                                        40,535          32,840
Other liabilities                                                             7,416          31,496

Commitments and contingencies

Stockholders' equity:
   Preferred stock, 1,000 shares authorized, none issued
   Common stock, par value $1 per share, 10,500 shares
     authorized, 6,068 shares issued and outstanding                          6,068           6,068
   Additional paid-in capital                                                98,420          98,420
   Retained earnings                                                         18,594          24,663
                                                                        -----------     -----------
   Total stockholders' equity                                               123,082         129,151
                                                                        -----------     -----------
                                                                        $   305,971     $   361,258
                                                                        ===========     ===========

================================================================================
See accompanying notes to consolidated financial statements.

20.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================


                                                                1995           1994            1993
                                                            ---------------------------------------
Continuing operations:
 Revenues:
   Fuel sales and distribution                              $122,417       $ 79,642        $106,904
   Oil and gas production and development                      6,848          7,683           8,907
   Aircraft leasing                                           35,032         35,637          35,920
   Interest, dividends and net investment gains                2,707          2,486           5,237
                                                            ---------------------------------------
                                                             167,004        125,448         156,968
                                                            ---------------------------------------
 Cost and expenses:
   Cost of sales                                             124,218         81,234         112,624
   Depreciation, depletion and amortization                   16,088         16,500          16,247
   General and administrative expenses                         4,245          6,075           4,879
   Loss on aircraft disposition and write-downs                1,701          7,190          17,000
   Settlement of securities litigation                                        5,000
   Interest expense                                           15,509         16,630          19,479
                                                            ---------------------------------------
                                                             161,761        132,629         170,229
                                                            ---------------------------------------
   Income (loss) from continuing operations before
     taxes and cumulative effect of change in
     accounting                                                5,243         (7,181)        (13,261)
   Provision (credit) for taxes                                2,211         (2,599)         (4,419)
                                                            ---------------------------------------
      Income (loss) from continuing operations before
        cumulative effect of change in accounting              3,032         (4,582)         (8,842)

 Discontinued operations, net of tax:
   Loss from operations                                                      (3,503)        (12,528)
   Net gain on dispositions                                                  15,321
                                                            ---------------------------------------
                                                                             11,818         (12,528)
Cumulative effect of change in accounting                                                     2,900
                                                            ---------------------------------------
     Net income (loss)                                      $  3,032       $  7,236        $(18,470)
                                                            =======================================

Income (loss) per share:
  Continuing operations                                         $.50       $   (.76)       $  (1.46)
  Loss from operations of discontinued operations                              (.58)          (2.07)
  Net gain on dispositions of discontinued operations                          2.53
  Cumulative effect of change in accounting                                                     .48
                                                            ---------------------------------------
     Net income (loss) per share                                $.50       $   1.19        $  (3.05)
                                                            =======================================
 Shares used in determination of income (loss)
  per share                                                    6,068          6,067           6,057
                                                            =======================================

================================================================================
See accompanying notes to consolidated financial statements.

                                                                             21.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(IN THOUSANDS)
================================================================================

                                                           1995       1994        1993
                                                       -------------------------------
Cash flows from operating activities:
   Income (loss) from continuing operations            $  3,032   $ (4,582)   $ (5,942)
   Non-cash items:
     Depreciation, depletion and amortization            16,088     16,500      16,247
     Aircraft dispositions and write-downs                1,701      7,190      17,000
     Settlement of securities litigation                             5,000
     Marketable securities transactions                    (426)      (828)     (2,706)
     Cumulative effect of change in accounting                                  (2,900)
     Deferred taxes and other                             2,968     (8,159)      2,320
   Changes in non-cash working capital affecting
    cash from operating activities:
     Accounts receivable                                 (4,059)       141      (1,085)
     Inventory                                           (1,060)    (2,036)        (16)
     Other current assets                                 1,557      2,964        (546)
     Accounts payable                                      (107)       136         866
     Accrued interest                                      (393)      (217)        120
     Accrued legal settlement                            (5,000)
     Other current liabilities                           (5,693)       139        (489)
                                                       -------------------------------
       Net cash provided from operating activities        8,608     16,248      22,869
                                                       -------------------------------
Cash flows from financing activities:
  Debt related:
    Additions to long-term obligations                              13,500      59,715
    Reductions in long-term obligations                 (14,617)   (36,921)    (91,114)
  Equity related:
    Stock options exercised                                             16         126
    Special cash distribution to stockholders            (9,101)
                                                       -------------------------------
      Net cash used in financing activities             (23,718)   (23,405)    (31,273)
                                                       -------------------------------
Cash flows from investing activities:
  Purchase of marketable securities                     (15,962)
  Proceeds from disposition of marketable securities      4,131      4,916      10,346
  Capital additions                                      (1,386)      (485)     (1,430)
  Proceeds from disposition of property and equipment     2,215                    410
  Collateralization of letters of credit                  2,065     (7,691)
  Changes in notes receivable and other                   5,266      4,339       8,811
                                                       -------------------------------
      Net cash provided from (used in) investing         (3,671)     1,079      18,137
                                                       -------------------------------
Discontinued operations:
  Loss from operations                                              (3,503)    (12,528)
  Net gain on dispositions                                          15,321
  Deferred taxes                                                    10,213      (6,542)
  Decrease in net assets                                             1,694       2,087
                                                       -------------------------------
      Net cash provided from (used in) discontinued
        operations                                                  23,725     (16,983)
                                                       -------------------------------
Net increase (decrease) in cash and cash equivalents    (18,781)    17,647      (7,250)
Cash and cash equivalents at beginning of year           22,780      5,133      12,383
                                                       -------------------------------
Cash and cash equivalents at end of year               $  3,999   $ 22,780    $  5,133
                                                       ===============================

================================================================================
See accompanying notes to consolidated financial statements.

22.

PS GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                                       Common Stock    Additional
                                                     ---------------     Paid-In   Retained
                                                     Shares   Amount     Capital   Earnings
                                                     --------------------------------------
Balance at December 31, 1992                          6,039   $6,039     $98,307   $ 35,897
   Net loss                                                                         (18,470)
   Common stock issued                                   26       26         100
                                                     --------------------------------------
Balance at December 31, 1993                          6,065    6,065      98,407     17,427
   Net income                                                                         7,236
   Common stock issued                                    3        3          13
                                                     --------------------------------------
Balance at December 31, 1994                          6,068    6,068      98,420     24,663
   Net income                                                                         3,032
   Special cash distribution ($1.50 per share)                                       (9,101)
                                                     --------------------------------------
Balance at December 31, 1995                          6,068   $6,068     $98,420   $ 18,594
                                                     ======================================

================================================================================
See accompanying notes to financial statements.

                                                                             23.

NOTES TO FINANCIAL STATEMENTS
================================================================================

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of PSG and its subsidiaries.

MANAGEMENT'S ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the consolidated financial statements. Actual results could differ from those estimates.

CASH EQUIVALENTS - PSG considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

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

MARKETABLE SECURITIES - PSG adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. In accordance with Statement 115 prior years' financial statements were not restated to reflect the change in accounting method. There was no material cumulative effect of adopting Statement 115.

At December 31, 1995, PSG held $3.8 million of U.S. Treasury bills maturing on January 11, 1996 ($2.8 million of which were classified as non-current pursuant to a collateral agreement) and approximately $3.5 million in a repurchase agreement transaction (REPO) with a major investment bank (Seller) classified as cash equivalents. In accordance with the terms of the REPO, PSG purchased specifically identified U.S. Government securities which were held by the Seller who subsequently repurchased the securities with interest on
================================================================================

24.

================================================================================
January 2, 1996. At December 31, 1994, PSG had $4.8 million of U.S. Treasury Bills maturing on January 12, 1995 ($3.7 million of which were classified as non-current pursuant to a collateral agreement) and approximately $22.6 million in a REPO. Management has classified these investments as held-to-maturity securities at December 31, 1995 and 1994. The fair market value of these investments approximates cost.

PSG held approximately $13.3 million of U.S. Treasury securities at December 31, 1995 that were classified as available-for-sale. These securities were carried at market, which is not materially different than cost. In January 1996, $3.2 million of these securities were sold for approximately the market value at
December 31, 1995.   The remaining securities mature $5 million in 1997 and $5.1 million in 1998. During 1994 PSG sold approximately $3.1 million of equity securities and realized gains totaling approximately $.6 million.

NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of common shares outstanding during the period.

PROVISION (CREDIT) FOR TAXES - Effective January 1, 1993, PSG adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income taxes were determined using the deferred method whereby income and expense items that were reported in different years in the financial statements and tax returns were measured at the tax rate in effect in the year the difference originated. As permitted by Statement 109, PSG has elected not to restate the financial statements of prior years. The cumulative effect of the change in accounting shown for 1993 was a gain of $2.9 million - $.48 per share, although the effect of the change on the results of operations for the year ended December 31, 1993 was not material. Investment tax credits are accounted for using the flow-through method.

ASSET IMPAIRMENT - It is PSG's policy to record an asset impairment loss if it is probable that the expected future undiscounted cash flows of an asset (the sum of the estimated future cash flows expected to result from the use of an asset and its eventual disposition) do not exceed the carrying value of the asset. If an impairment occurred PSG would record the difference between the undiscounted cash flow and the carrying value of the related asset as an impairment loss. PSG's leased aircraft represents by far the major portion of its assets. Potential impairment of these aircraft (including the $159.3 million of assets related to aircraft leased to USAir described in the next paragraph) has been evaluated annually by comparing the current carrying value to the sum of the projected undiscounted cash flows to be received from the lease payments and the estimated residual values. In addition, the estimated market values of all aircraft has been compared to carrying value. Based on both of these evaluations, management currently believes there is no impairment loss related to PSG's assets.

PSG's assets include approximately $159.3 million for which realization is substantially dependent upon the future performance of USAir under aircraft leases with PSG. All
================================================================================

                                                                             25.

================================================================================
payments due from USAir are current through March 1996, however USAir's long-term financial future is uncertain. Should USAir default on their leases with PSG, or file bankruptcy and reject certain of such leases, there could be a material decrease in the market value of the types of aircraft leased to USAir due to an increased availability of these aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Refer to Management's Discussion and Analysis of Financial Condition for additional information.

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. PSG will adopt Statement 121 in the first quarter of 1996 and, based on current conditions, does not believe the effect of adoption will be material.


2.  DISCONTINUED OPERATIONS

In 1994 the assets of PSG's travel management segment and the major asset of PSG's metallic waste recycling segment were sold and they are shown as discontinued operations in 1994 and 1993. Proceeds from the sales were $40 million and $1.5 million, respectively.

Operating revenues of the discontinued operations are as follows (in thousands):

                                        1994        1993
                                     -------------------
Travel management                    $17,912    $110,875
Metallic waste recycling                 153         134
                                     -------------------
                                     $18,065    $111,009
                                     ===================

Components of discontinued operations, including related taxes are as follows (in thousands):

                                        1994        1993
                                     -------------------
Loss from operations:
  Travel management                  $(4,022)   $(10,216)
  Metallic waste recycling            (1,361)     (8,369)
                                     -------------------
                                      (5,383)    (18,585)
  Credit for taxes                    (1,880)     (6,057)
                                     -------------------
                                     $(3,503)   $(12,528)
                                     ===================
Gain (loss) on dispositions:
  Travel management                  $28,571
  Metallic waste recycling            (1,329)
                                     -------
                                      27,242
  Provision for taxes                 11,921
                                     -------
                                     $15,321
                                     =======

================================================================================

26.

================================================================================

Net interest expense charged to the discontinued operations by PSG was $651,000 in 1994 and $4,471,000 in 1993.



3.  LONG-TERM OBLIGATIONS

At December 31, 1995 PSG had $5.6 million outstanding under its October 1995 bank credit agreement, consisting entirely of letters of credit (LC's). No borrowings are permitted under the bank credit agreement. The credit agreement provides for long-term LC's aggregating $4.6 million and for up to $5 million of LC's that may be issued to support the operations of PST. All outstanding LC's require cash collateralization. The credit agreement expires in 1996 as to the
PST related LC's and in 2000 as to the long-term LC's.   Under the terms of the
bank credit agreement PSG is required to maintain at least $3 million in cash and cash equivalents.

Statex has a separate bank credit agreement currently with a $1.5 million availability, but which on approval, could be increased up to $8.2 million (based on the current valuation of oil and gas reserves owned by Statex). There are no borrowings under this agreement at December 31, 1995. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                                     1995        1994
                                                                 --------------------
Loans secured by ten BAe-146 aircraft; bearing interest at
  6.8% to 12.5%; due 2000                                        $ 30,690    $ 37,246
Loans secured by five MD-80 aircraft; bearing interest at
  8.1% to 10.7%; due 1998 and 1999                                 26,672      36,262
Loans secured by two MD-80 aircraft; bearing interest at
  9.6% and 11.9%; due 2004 and 2006                                21,925      22,837
Note payable secured by one Boeing 737 aircraft; bearing
  interest at 11.2%; due 2006                                      13,840      14,169
Note payable secured by one Boeing 737 aircraft, bearing
  interest at 11.6%; due 2002                                      10,238      11,560
                                                                 --------------------
                                                                 $103,365    $122,074
                                                                 ====================

PSG paid interest of $15,285,000, $16,815,000 and $15,453,000 in 1995, 1994 and
1993, respectively.

Principal payments on existing long-term obligations in each of the four years after 1996 are as follows: $23,893,000 in 1997; $21,291,000 in 1998; $17,285,000
in 1999; and $13,330,000 in 2000.

================================================================================

                                                                             27.

================================================================================

4.  SECURITIES LITIGATION

In October 1995 the United States District Court approved the settlement reached in March 1995 of all pending class action litigation against PSG and certain of its directors and officers. While the $5 million settlement liability was recorded as of December 31, 1994, the actual cash payment to an escrow account was made by PSG in July 1995.


5.  PREFERRED SHARE PURCHASE RIGHTS PLAN

PSG has a Preferred Share Purchase Rights Plan. Pursuant to the Plan one preferred share purchase right (Right) has been issued for and trades with each outstanding share of common stock. Each Right entitles the holder to buy 1/100th of a share of junior participating preferred stock, Series D, at an exercise price of $100 per Right. The Rights can be redeemed at any time by PSG for $.05 per Right prior to a party becoming an "Acquiring Person" (as defined in the Plan and described below). The Rights become exercisable and separately transferable only if a party becomes an Acquiring Person or announces a tender offer for 30% or more of PSG's common stock. Upon becoming exercisable the Rights also permit a holder (other than an Acquiring Person), (i) in the event PSG is merged with another company, to receive a number of shares of common stock of the surviving company having a market value of twice the exercise price of each Right or (ii) in the event a party becomes an Acquiring Person or in the event of self-dealing by a control shareholder, to receive a number of shares of PSG stock having a market value of twice the exercise price of each Right. PSG has reserved 90,000 shares of junior participating preferred stock, Series D, for issuance if necessary. The Plan defines an Acquiring Person as any party that acquires 20% or more of PSG's common stock, except that Warren E. Buffet, Berkshire Hathaway Inc. or their affiliates only become Acquiring Persons if they acquire 45% or more of PSG's common stock. The Plan has been amended to provide that the proposed holding company reorganization referred to in Note 8 will not trigger the Rights.


6. COMMON STOCK OPTIONS

Changes in stock options outstanding during 1995 and 1994 were as follows:


                                    Options           Option
                                  Outstanding         Prices
                                  -----------      -------------
Balance at December 31, 1993         23,100        $ 3.41-29.75
  Exercised                          (2,900)         3.41- 6.83
  Canceled                           (5,600)        13.90-24.86
                                  -----------
Balance at December 31, 1994         14,600          6.83-29.75
  Canceled                           (4,800)              19.76
                                  -----------
Balance at December 31, 1995          9,800          6.83-29.75
                                  ===========

================================================================================

28.

================================================================================

At December 31, 1995 and 1994 all outstanding options are exercisable. The stock option plan expired in September 1994 and no more options may be granted although existing options can be exercised.

7. AIRCRAFT LEASES AND AIRCRAFT SOLD

At December 31, 1995 PSG leased jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases.

The future minimum lease payments scheduled to be received on aircraft currently under lease are (in thousands):

                                                     Operating               Financing
                                                        Leases                  Leases
                                                     ---------------------------------
1996                                                  $ 25,795                $ 12,318
1997                                                    24,640                  14,983
1998                                                    22,662                  12,835
1999                                                    16,858                  12,837
2000                                                    16,858                   9,735
Later years                                             14,140                  54,034
                                                     ---------------------------------
   Total                                              $120,953                $116,742
                                                     =================================

Information on financing leases (in thousands):

                                                          1995                    1994
                                                      --------------------------------
Total investment                                      $103,174                $106,735
Unguaranteed residual values (included in
  total investment)                                     28,240                  28,240
Unearned income                                         41,808                  50,223

Aircraft under operating leases are depreciated to estimated residual values which aggregate approximately $41.3 million, or approximately 18% of original cost.

During the fourth quarters of 1994 and 1993, PSG wrote-down its investment in two 747-100 aircraft (which were converted to freighters) by $7.2 million and $17 million, respectively. These two aircraft were sold in 1995 and an additional $1.7 million loss on disposition was recorded.


8. PROVISION (CREDIT) FOR TAXES

The provision (credit) for taxes from continuing operations was comprised of (in thousands):


                      1995      1994       1993
                    ---------------------------
Current taxes:
  Federal                               $    38
  State             $   62   $    69         70
Deferred taxes       2,149    (2,668)    (4,527)
                    ---------------------------
                    $2,211   $(2,599)   $(4,419)
                    ===========================

================================================================================

                                                                             29.

================================================================================

PSG paid income taxes and related interest of $1,509,000, $4,288,000 and $152,000 in 1995, 1994, and 1993, respectively. In addition, refunds of prior years' income taxes of $123,000, $559,000 and $67,000 were received in 1995, 1994 and 1993, respectively.

A reconciliation between the amount computed by multiplying income (loss) from continuing operations before taxes by the statutory federal rate, and the amount of reported taxes is as follows:


                                                      Percent of Pre-tax Loss
                                                    ---------------------------
                                                    1995        1994       1993
                                                    ---------------------------
Statutory federal rate                              35%         (35)%      (35)%
Increase (reductions) in taxes resulting from:
  State and foreign taxes net of federal income
    tax benefit                                      6
  Other                                              1           (1)         2
                                                    ---------------------------
                                                    42%         (36)%      (33)%
                                                    ===========================

Significant components of PSG deferred tax liabilities and assets for Federal and state income taxes as of December 31, 1995 and 1994 are as follows (in thousands):

                                                    1995        1994
                                                  --------------------
Deferred tax liabilities:
  Depreciation                                    $ 94,036    $ 95,944
  Other                                              5,733      10,157
                                                  --------------------
    Total deferred tax liabilities                  99,769     106,101

Deferred tax (assets):
  Aircraft write-downs                                         (16,810)
  Financing leases                                  (8,769)     (7,365)
  Net effect of tax benefit transfer agreement      (3,902)     (3,748)
  Write-downs of subsidiaries                      (14,343)    (14,343)
  Net operating loss carryforward                  (21,979)    (19,780)
  Capital loss carryforward                         (2,762)     (3,425)
  Investment tax credit carryforward               (12,524)    (12,542)
  AMT credit carryforward                           (3,460)     (3,460)
  Other                                             (4,281)     (3,257)
                                                  --------------------
    Total deferred tax (assets)                    (72,020)    (84,730)
  Valuation allowance                               12,786      13,914
                                                  --------------------
    Net deferred tax (assets)                      (59,234)    (70,816)
                                                  --------------------
    Net deferred tax liability                    $ 40,535    $ 35,285
                                                  ====================

Certain reclassifications were made in the 1994 presentation of deferred tax assets to be consistent with the way the actual 1994 income tax returns were filed.
================================================================================

30.

================================================================================

The valuation allowance against deferred tax assets relates primarily to capital losses for which future realization is uncertain. To the extent PSG is unable to fully utilize in the future some or all of the deferred tax assets shown in the table above, PSG would record a corresponding amount as additional income tax expense with an equal reduction in operating results and stockholders' equity.

There is a federal tax net operating loss carryforward (NOL) of approximately $95.6 million at December 31, 1995, which expires beginning in 2005. A Separate Return Limitation Year (SRLY) net operating loss carryforward in the amount of $5.1 million (related to the discontinued metallic waste recycling segment) expires in 2005. A California net operating loss carryforward of approximately $19.2 million starts expiring in 1997. The unused investment tax credit (ITC) for tax return purposes at December 31, 1995 is $12.5 million, which expires from 2000 to 2003.

PSG is subject to certain tax regulations which could severely limit the carryforward NOLs and ITCs. Pursuant to Internal Revenue Code Sections 382 and 383, if, within a three year period, certain defined changes in ownership exceed 50% of PSG's outstanding shares, the future annual use of the NOLs and tax credits may be significantly limited. At the 1996 Annual Meeting, stockholders of PSG will have the opportunity to vote on a holding company reorganization which is designed to help decrease the risk that an ownership change will occur.

In February 1996 the California Franchise Tax Board issued notices of net deficiencies to PSG for the years 1987 through 1990. The net deficiencies total $5.9 million plus estimated interest of $6.3 million through February 29, 1996. PSG intends to protest the adjustments proposed in these notices and believes that adequate provision has been made in the Consolidated Financial Statements for possible assessments of additional taxes and interest.


9.  BUSINESS SEGMENTS

PSG operates three principal business segments - aircraft leasing, fuel sales and distribution, and oil and gas production and development.

Revenues from USAir equaled 17%, 23% and 18% of total revenues in the years 1995, 1994 and 1993, respectively.

Fuel sales and distribution revenues from two airline customers amounted to 11% and 14%, respectively, of total revenues in 1993. Sales to these airlines has been discontinued. Because of the low margins in this segment, the loss of individual customers does not have a material effect on consolidated operating results.

Revenues; income before interest, taxes and cumulative effect of change in accounting; depreciation, depletion and amortization; identifiable assets; and capital additions for each of PSG's principal business segments for each of the three years ended December 31, 1995 are included under "Selected Financial Data" in each business segments' section of this Annual Report and are an integral part of these Consolidated Financial Statements.
================================================================================

                                                                             31.

================================================================================

A reconciliation of this Selected Financial Data for the principal business segments follows (in thousands):

                                                 1995        1994        1993
                                               --------------------------------
REVENUES FROM CONTINUING OPERATIONS:
  Principal business segments                  $164,297    $122,962    $151,731
  Corporate and other                             2,707       2,486       5,237
                                               --------------------------------
    Total                                      $167,004    $125,448    $156,968
                                               ================================
INCOME FROM CONTINUING OPERATIONS
 BEFORE INTEREST EXPENSE, TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING:
  Principal business segments                  $ 21,264    $ 17,074    $  4,704
  Corporate and other                              (512)     (7,625)      1,514
                                               --------------------------------
    Total                                      $ 20,752    $  9,449    $  6,218
                                               ================================
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Principal business segments                  $ 16,024    $ 16,398    $ 16,130
  Corporate and other                                64         102         117
                                               --------------------------------
    Total                                      $ 16,088    $ 16,500    $ 16,247
                                               ================================
IDENTIFIABLE ASSETS:
  Principal business segments                  $273,701    $317,987    $340,491
  Corporate and other                            32,270      43,271      25,402
  Discontinued operations                                                15,313
                                               --------------------------------
    Total                                      $305,971    $361,258    $381,206
                                               ================================
CAPITAL ADDITIONS:
  Principal business segments                  $  1,386    $    483    $  1,427
  Corporate and other                                             2           3
                                               --------------------------------
    Total                                      $  1,386    $    485    $  1,430
                                               ================================

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Position, when it is practicable to estimate such value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of PSG.
================================================================================

32.

================================================================================

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

The estimated fair value of PSG's financial instruments at December 31, 1995 and 1994 is as follows (in thousands):


                                          1995                    1994
                                  ---------------------------------------------
                                  Carrying      Fair      Carrying      Fair
                                    Value       Value       Value       Value
                                  ---------------------------------------------
Financial assets:
   Cash and cash equivalents       $  3,999    $  3,999    $ 22,780    $ 22,780
   Marketable securities             17,070      17,075       4,813       4,813
   Notes receivable                   4,250       4,284       4,982       4,841
   Cash collateral account            5,627       5,627       7,692       7,692
                                  ---------------------------------------------
                                   $ 30,946    $ 30,985    $ 40,267    $ 40,126
                                  =============================================

Financial liabilities:
   Debt instruments                $122,609    $122,378    $137,225    $130,184
                                  =============================================

================================================================================

                                                                             33.

================================================================================

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     (In thousands except per share data)



1995 QUARTERS                                    First     Second     Third     Fourth
--------------------------------------------------------------------------------------
Continuing operations:
  Revenues                                      $37,087   $41,724    $42,951   $45,242
  Gross profit                                    6,559     4,912      6,870     6,656
  Net income (loss)                                 909       (25)     1,241       907

Income per share                                    .15         -        .20       .15


1994 QUARTERS                                   First     Second     Third     Fourth
--------------------------------------------------------------------------------------
Continuing operations:
  Revenues                                      $32,945   $25,506    $30,643   $36,354
  Gross profit (loss)                             7,782     6,495      6,799    (5,552)
Income (loss) from continuing operations          1,486       394        191    (6,653)
Income (loss) from discontinued operations       12,209    (2,869)               2,478
                                                --------------------------------------
    Net income (loss)                            13,695    (2,475)       191    (4,175)

Income (loss) per share:
  Continuing operations                             .24       .06        .03     (1.10)
  Discontinued operations                          2.02      (.47)                 .41
                                                --------------------------------------
Net income (loss)                                  2.26      (.41)       .03      (.69)


Gross profit (loss) is income (loss) from continuing operations before interest expense, general and administrative expenses, and taxes. In the fourth quarter of 1994 a write-down of $7.2 million was recorded related to two 747 freighter aircraft previously leased to Pan Am and ultimately sold in June 1995. In 1994's fourth quarter $5 million was accrued for settlement of a securities litigation described in Note 4.

================================================================================

34.

================================================================================

12.  OIL AND GAS OPERATIONS (UNAUDITED)

CHANGES IN ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES BASED ON INTERNAL RESERVE REPORTS (IN THOUSANDS):

                                                          Oil        Gas
                                                         (Bbls)*    (Mcf)*
                                                         -----------------
December 31, 1992                                         8,438     4,849
  Revisions of previous estimates                          (977)     (525)
  Extensions, discoveries and other additions                 2        90
  Sales of reserves in place                               (161)     (210)
  Production                                               (446)     (467)
                                                         -----------------
December 31, 1993                                         6,856     3,737
  Revisions of previous estimates                        (1,369)     (191)
  Production                                               (405)     (520)
                                                         -----------------
December 31, 1994                                         5,082     3,026
  Revisions of previous estimates                          (106)      486
  Extensions, discoveries, and other additions               98
  Purchases of reserves in place                            149
  Production                                               (337)     (552)
                                                         -----------------
December 31, 1995                                         4,886     2,960
                                                         =================


                                                          Oil        Gas
                                                         (Bbls)     (Mcf)
                                                         -----------------
Net proved developed reserves at December 31, 1993        4,665     3,737
                                                         =================
Net proved developed reserves at December 31, 1994        3,638     3,026
                                                         =================
Net proved developed reserves at December 31, 1995        3,237     2,960
                                                         =================

* Bbls = barrels; Mcf = one thousand cubic feet

CAPITALIZED COSTS AND COSTS INCURRED (IN THOUSANDS) - The aggregate costs at December 31, 1995, 1994 and 1993 relating to oil and gas producing activities (all of which are in the continental United States) are presented below for capitalized costs and costs incurred.


                                                       1995        1994        1993
                                                     --------------------------------
Capitalized costs:
Proved properties                                    $ 35,118    $ 34,806    $ 34,457
Unproved properties net of allowance for
  abandonments                                             24           3           5
                                                     --------------------------------
    Total                                              35,142      34,809      34,462

Accumulated depreciation, depletion and
  amortization                                        (17,665)    (16,457)    (14,533)
                                                     --------------------------------
Net capitalized costs                                $ 17,477    $ 18,352    $ 19,929
                                                     ================================


================================================================================

                                                                             35.

                                                         1995        1994        1993
                                                     --------------------------------
Costs incurred:
  Property acquisition costs                         $    325                $     10
  Exploration costs, including unsuccessful wells          49                       8
  Development costs                                       653    $    336       1,324
                                                     --------------------------------
     Total expenditures                              $  1,027    $    336    $  1,342
                                                     ================================

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (IN THOUSANDS) - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                                       1995      1994       1993
                                                     -----------------------------
Oil and gas revenues                                 $ 6,848    $ 7,683    $ 8,907
Production costs                                      (3,923)    (4,096)    (5,498)
Exploration costs                                        (49)                   (8)
Depreciation, depletion and amortization              (1,747)    (1,990)    (1,957)
                                                     -----------------------------
Income before income tax expense                       1,129      1,597      1,444
Income tax expense                                      (463)      (666)      (491)
                                                     -----------------------------
Income from operations for producing activities      $   666    $   931    $   953
                                                     =============================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (IN THOUSANDS) - Pursuant to Statement of Financial Accounting Standards No. 69, all publicly traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of PSG's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks.

================================================================================

36.

================================================================================

The tables below present the required information relating to PSG's proved oil and gas reserves as of December 31, 1995, 1994 and 1993. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented.

                                                        1995        1994        1993
                                                    --------------------------------
Future cash inflows                                 $ 97,879    $ 90,908    $ 98,741
Future production costs                              (45,508)    (45,710)    (56,036)
Future development and abandonment costs              (6,874)     (6,264)     (7,346)
                                                    --------------------------------
Future net cash inflows before income tax/(a)/        45,497      38,934      35,359
Future income tax expenses                           (10,064)     (7,882)     (7,347)
                                                    --------------------------------
Future net cash flows                                 35,433      31,052      28,012
Discount factor at 10%                               (17,584)    (14,806)    (15,531)
                                                    --------------------------------
Standardized measure of discounted future
  net cash flows                                    $ 17,849    $ 16,246    $ 12,481
                                                    ================================

(a) The discounted present value at 10% of future net cash inflows before income taxes was $21,342, $18,970 and $15,254 as of December 31, 1995, 1994
    and 1993, respectively.

                                                 1995      1994      1993
                                               --------------------------
Year-end market price used for
  future cash inflows:
   Crude oil - per barrel                      $18.00    $16.00    $12.50
   Natural gas - per thousand cubic feet         1.90      1.50      2.15


The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1995, 1994 and 1993:

                                                             1995       1994       1993

Standardized measure at beginning of the year             $16,246    $12,481    $ 30,003
  Revenues less production costs for the year              (2,885)    (3,554)     (3,385)
  Net change in sales prices net of production costs        3,989      7,454     (15,264)
  Extensions and discoveries                                  216                    130
  Changes in estimated future development costs              (239)       732         669
  Costs incurred that reduced future development costs        132                    520
  Revisions of previous quantity estimates                   (121)    (4,888)     (2,946)
  Accretion of discount                                     1,897      1,526       3,683
  Net change in income taxes                                 (769)        49       4,055
  Purchase of reserves in place                               615
  Sale of reserves in place                                                         (800)
  Changes in production rates (timing) and other           (1,232)     2,446      (4,184)
                                                          ------------------------------
Standardized measure at end of year                       $17,849    $16,246    $ 12,481
                                                          ==============================

================================================================================

                                                                             37.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
================================================================================


THE BOARD OF DIRECTORS AND STOCKHOLDERS
PS GROUP, INC.

We have audited the accompanying consolidated statements of financial position of PS Group, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.

/s/ Ernst & Young LLP

San Diego, California
February 9, 1996

================================================================================

38.

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

                                                                             39.

PS GROUP, INC.
INVESTOR INFORMATION
================================================================================


COMMON STOCK TRANSFER AND
DIVIDEND DISBURSING AGENT & REGISTRAR
-------------------------------------

Questions regarding stockholder's accounts should be directed to:

Chemical Mellon Shareholder Services, L.L.C.
PO Box 590
Ridgefield Park, New Jersey 07660
800-356-2017

Common Stock listed on the New York and Pacific Stock Exchanges.  Symbol:  PSG


CORPORATE OFFICES
-----------------

4370 La Jolla Village Drive, Suite 1050
San Diego, California  92122
619-642-2999
619-642-1955 (facsimile)

AUDITORS
--------

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California  92101


ANNUAL MEETING
--------------

May 28, 1996 at 10:00 a.m.
Sheraton Grande Hotel
333 South Figueroa Street
Los Angeles, California  90071



MARKET PRICES OF COMMON STOCK
--------------------------------

                              High         Low
                              ----         ---
1995:
   First quarter              11 1/8      8 1/2
   Second quarter             12          9 5/8
   Third quarter              11 1/8      9 1/2
   Fourth quarter             12          9 3/4
1994:
   First quarter              14 3/4     10 5/8
   Second quarter             12          9 3/8
   Third quarter              11 3/8      9 5/8
   Fourth quarter             11          8 7/8


DIVIDENDS ON COMMON STOCK
-------------------------

A special cash distribution of $1.50 per share was declared and paid in 1995. This distribution is a 1996 distribution for recipients and is not a precedent for further distributions.

No dividends were declared in 1994.


INVESTOR RELATIONS
------------------

As of March 1, 1996 there were 1,518 holders of record of PSG's common stock.

PSG will supply to stockholders, upon written request to the corporate office and without charge, a copy of PSG's annual report on Form 10-K for the year 1995.

================================================================================

40.